Exhibit 99.1
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010
March 31, 2011
Suite 3400, 666 Burrard Street
Vancouver, BC V6C 2X8

GOLDCORP INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

INTRODUCTORY NOTES
Cautionary Note Regarding Forward-Looking Statements
     This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
     Forward-looking statements are made based upon certain assumptions and other important factors that could cause the actual results, performances or achievements of Goldcorp Inc. (“Goldcorp” or the “Corporation”) to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
     Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this annual information form are as of the date of this annual information form. The forward-looking statements contained in this annual information form are made as of the date of this annual information form and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Corporation’s operating environment. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Currency Presentation and Exchange Rate Information
     This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.
     The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2010, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2010	2009	2008
High	C$1.0778	C$1.3000	C$1.3008
Low	0.9946	1.0292	0.9711
Average (1)	1.0299	1.1420	1.0660
Closing	0.9946	1.0466	1.2180

(1)	Calculated as an average of the daily noon rates for each period.
     On March 30, 2011, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$0.9714.
Gold, Silver, Copper, Lead and Zinc Prices
Gold Prices
     The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2010	2009	2008
High	$1,421.00	$1,212.50	$1,011.25
Low	1,058.00	810.00	712.50
Average	1,224.52	972.35	871.96
Closing	1,405.50	1,087.50	869.75
     On March 30, 2011, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $1,425.50.
Silver Prices
     The high, low, average and fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2010, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2010	2009	2008
High	$30.70	$19.18	$20.92
Low	15.14	10.51	8.88
Average	20.19	14.67	14.99
Closing	30.63	16.99	10.79

     On March 30, 2011, the fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was $37.53.
Copper Prices
     The high, low, average and official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2010, as quoted on the London Metals Exchange, were as follows:

	Year ended December 31
	2010	2009	2008
High	$4.418	$3.332	$4.076
Low	2.763	1.384	1.256
Average	3.420	2.342	3.153
Closing	4.418	3.332	1.316
     On March 30, 2011, the official cash settlement copper price in United States dollars per pound, as quoted on the London Metal Exchange, was $4.318.
Lead Prices
     The high, low, average and official cash settlement lead prices in United States dollars per pound for each of the three years in the period ended December 31, 2010, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2010	2009	2008
High	$1.176	$1.110	$1.553
Low	0.707	0.450	0.383
Average	0.974	0.786	0.947
Closing	1.173	1.086	0.459
     On March 30, 2011, the official cash settlement lead price in United States dollars per pound, as quoted on the London Metal Exchange, was $1.225.
Zinc Prices
     The high, low, average and official cash settlement zinc prices in United States dollars per pound for each of the three years in the period ended December 31, 2010, as quoted on the London Metal Exchange, were as follows:

	Year ended December 31
	2010	2009	2008
High	$1.195	$1.166	$1.275
Low	0.723	0.481	0.475
Average	0.979	0.753	0.853
Closing	1.103	1.166	0.535
     On March 30, 2011, the official cash settlement zinc price in United States dollars per pound, as quoted on the London Metal Exchange, was $1.060.

CORPORATE STRUCTURE
     Goldcorp Inc. (“Goldcorp or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario). Effective December 1, 2006, the Corporation amalgamated with Glamis Gold Ltd. (“Glamis”).
     The Corporation’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.
     The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties. As used in this annual information form, except as otherwise required by the context, reference to “Goldcorp” or the “Corporation” means, collectively, Goldcorp Inc. and the Subsidiaries.

GOLDCORP PRINCIPAL SUBSIDIARIES AND NI 43-101 MATERIAL MINERAL PROJECTS

(1)	Companies in Mexico require a minimum of two shareholders. All of these subsidiaries are wholly-owned, directly or indirectly, by Goldcorp.

GENERAL DEVELOPMENT OF THE BUSINESS
     Goldcorp is a leading global gold producer engaged in the acquisition, exploration, development and operation of gold properties in Canada, the United States, Mexico and Central and South America. Goldcorp is one of the lowest cost and fastest growing multi-million ounce senior gold producers in the world. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver, copper, lead and zinc. Goldcorp’s mineral properties by jurisdiction are as follows:
Canada and the United States
•	a 100% interest in the Red Lake gold mines (the “Red Lake Gold Mines”) in Canada, a 72% interest held by Goldcorp and a 28% interest held by Goldcorp Canada Ltd., a wholly-owned subsidiary of the Corporation (“Goldcorp Canada”) (the Red Lake Gold Mines are considered to be a material mineral project to Goldcorp), including a 100% interest in the nearby Bruce Channel deposit (the “Cochenour Deposit”) in Canada;

•	a 100% interest in the Porcupine gold mine (the “Porcupine Mine”) in Canada, a 49% interest held by Goldcorp and a 51% interest held by Goldcorp Canada;

•	a 100% interest in the Musselwhite gold mine (the “Musselwhite Mine”) in Canada, a 32% interest held by Goldcorp and a 68% interest held by Goldcorp Canada;

•	a 66⅔ % interest in the Marigold gold mine (the “Marigold Mine”) in the United States;

•	a 100% interest in the Wharf gold mine (the “Wharf Mine”) in the United States;

•	a 100% interest in the Éléonore gold project (the “Éléonore Project”) in Canada; and

•	a 40% interest in the Dee/South Arturo gold exploration project (the “Dee/South Arturo Project”) in the United States.
Mexico
•	a 100% interest in the Peñasquito gold-silver-lead-zinc mine (the “Peñasquito Mine”) in Mexico (the Peñasquito Mine is considered to be a material mineral project to Goldcorp), including a 100% interest in the nearby Noche Buena gold-silver project (the “Noche Buena Project”) in Mexico and a 100% interest in the nearby Camino Rojo gold-silver project (the “Camino Rojo Project”) in Mexico;

•	a 100% interest in the Los Filos gold-silver mine (the “Los Filos Mine”) in Mexico; and

•	a 100% interest in the El Sauzal gold mine (the “El Sauzal Mine”) in Mexico.
Central and South America
•	a 100% interest in the Marlin gold-silver mine (the “Marlin Mine”) in Guatemala (the Marlin Mine is considered to be a material mineral project to Goldcorp);

•	a 40% interest in the Pueblo Viejo gold-silver-copper development stage project (the “Pueblo Viejo Project”) in the Dominican Republic (the Pueblo Viejo Project is considered to be a material mineral project to Goldcorp);

•	a 100% interest in the Cerro Negro gold project (the “Cerro Negro Project”) in Argentina (the Cerro Negro Project is considered to be a material mineral project to Goldcorp);

•	a 70% interest in the El Morro copper-gold project (the “El Morro Project”) in Chile;

•	a 37 1/2% interest in the Bajo de la Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina; and

•	a 100% interest in the Cerro Blanco gold-silver project (the “Cerro Blanco Project”) in Guatemala.
     The following map illustrates the Corporation’s properties which are located in Canada, the United States, Mexico and Central and South America.

Agua Rica Option
     On March 8, 2011, Goldcorp announced that Goldcorp and Xstrata Queensland Limited (“Xstrata Queensland”) entered into a letter of intent with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited Sucursal (“MMA”), a joint venture partnership between Goldcorp (as to 37.5%), Xstrata Queensland (as to 50%) and Yamana (as to 12.5%) would receive an exclusive four-year option to acquire Yamana’s 100% interest in the Agua Rica copper-gold project for option payments of up to C$110 million. During the option period, MMA will manage the Agua Rica project and fund a feasibility study and all development costs. Goldcorp and Xstrata Queensland can collectively exercise the option at any time during the four-year period through to an approval-to-proceed decision for construction of the Agua Rica project. On approval to proceed, Yamana would receive C$150 million and on commissioning an additional $50 million, plus the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces. Goldcorp and Xstrata Queensland will finance all payments related to the option on a 42.86% and 57.14% basis respectively. The Agua Rica project is located approximately 30 kilometres from MMA’s Alumbrera Mine in Argentina and it is envisioned that Agua Rica ore will be processed through the Alumbrera mill.
Sale of Osisko Shares
     On February 8, 2011, Goldcorp announced that it sold its 10.1% equity interest in Osisko Mining Corporation (“Osisko”), representing approximately 38.6 million common shares. The shares were sold on an underwritten block trade basis, at a gross price of C$13.75 per share. Goldcorp received cash gross proceeds of approximately C$530 million. The Corporation currently does not hold any common shares of Osisko.
Acquisition of Andean Resources Limited
     On December 29, 2010, Goldcorp completed the acquisition of Andean Resources Limited (“Andean”) (the “Andean Acquisition”). In connection with the Andean Acquisition, Andean shareholders received, at their election, either C$6.50 or 0.14 of a Goldcorp common share (generally, each whole common share is referred to herein as a “Common Share”) for each of their Andean shares. In aggregate, $764.9 million in cash was paid and 61,058,527 Common Shares were issued to Andean shareholders. The Cerro Negro Project, acquired through the Andean Acquisition, is expected to benefit Goldcorp’s already strong organic growth pipeline, and the large, prospective land position presents the opportunity for significant continued growth of gold resources through expansion of the existing deposits and the discovery of additional zones along the strike of the veins. Goldcorp believes that it has the resources and track record to enable the Cerro Negro Project to reach its full potential under Goldcorp management.
Investment in Terrane Metals
     On October 20, 2010, Thompson Creek Metals Company Inc. (“Thompson Creek”) acquired all of the outstanding common and preferred shares of Terrane Metals Corp. (“Terrane”). Goldcorp controlled 58% of the outstanding shares of Terrane and received proceeds of $235.9 million in cash and 13,898,196 million common shares of Thompson Creek, representing approximately 8% of Thompson Creek’s then issued and outstanding common shares.
Sale of San Dimas Mine
     On August 6, 2010, Goldcorp completed the sale of the San Dimas gold-silver mine (the “San Dimas Mine”) in Mexico to Primero Mining Corp. (formerly Mala Noche Resources Corp.) (“Primero”). In consideration for the sale of the San Dimas Mine, Goldcorp received 31,151,200 common shares of Primero, representing approximately 36% of Primero’s then issued and outstanding common shares, $216 million in cash, a $60 million 12-month convertible note bearing an annual interest rate of 3% and a $50 million five-year promissory note bearing an annual interest rate of 6%. Goldcorp, for so long as it holds at least 10% of Primero’s issued and outstanding common shares (on a non-diluted basis), has the right, subject to certain conditions, to participate in future equity financings and certain non-cash transactions undertaken by Primero to maintain its percentage interest in Primero.

Sale of Escobal Project and Subsequent Financing
     On June 8, 2010, Goldcorp completed the sale of the Escobal silver deposit (the “Escobal Project”) in Guatemala to Tahoe Resources Inc. (“Tahoe”). In consideration for the sale of the Escobal Project, Goldcorp received 47,766,000 common shares of Tahoe, representing approximately 40% of Tahoe’s then issued and outstanding common shares on a fully-diluted basis and $224.6 million in cash. Goldcorp, for so long as it holds at least 20% of Tahoe’s issued and outstanding common shares, has the right, subject to certain conditions, to participate in future equity financings and certain non-cash transactions undertaken by Tahoe to maintain its percentage interest in Tahoe.
     On December 23, 2010, Goldcorp maintained its percentage interest in Tahoe through the purchase of 10,285,692 common shares of Tahoe for the aggregate purchase price of $143.7 million.
Acquisition of 70% Interest in El Morro Project
     On February 16, 2010, Goldcorp Tesoro Inc. (“GTI”), a wholly-owned subsidiary of the Corporation, completed the acquisition of the 70% interest in the El Morro Project from Datawave Sciences, Inc. (“Datawave”), a wholly-owned subsidiary of New Gold Inc. (“New Gold”) following the exercise of Datawave’s right of first refusal with Xstrata Copper Chile S.A. (“Xstrata Chile”), a wholly-owned subsidiary of Xstrata plc (“Xstrata”). GTI advanced $463 million to Inversiones Subco, SpA (“Inversiones”), a newly-formed Chilean subsidiary of Datawave, to fund the acquisiton of the 70% interest from Xstrata. GTI also advanced $50 million to Datawave to capitalize Inversiones. Following the acquisition of the Xstrata interest by Inversiones, GTI acquired the shares of Inversiones from Datawave and the parties agreed to amend certain terms of the El Morro shareholders agreement, including with respect to Datawave’s capital funding obligations. The El Morro Project is an advanced stage copper-gold project located in north-central Chile, Region III, approximately 80 kilometres east of the city of Vallenar.
     On January 13, 2010, Goldcorp received a statement of claim filed by Barrick Gold Corporation (“Barrick”) in the Ontario Superior Court of Justice, against the Corporation, New Gold, and their affiliated subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of Xstrata Chile’s interest in the El Morro Project. Barrick subsequently filed a Fresh Amended Statement of Claim that added claims against Xstrata and its subsidiaries. See “Legal Proceedings and Regulatory Actions”.
Acquisition of Canplats
     On February 4, 2010, Goldcorp completed the acquisition of Canplats Resources Corporation (“Canplats”) (the “Canplats Acquisition”). In connection with the Canplats Acquisition, each Canplats share was exchanged for $4.80 in cash. In aggregate, $289.0 million in cash was paid to Canplats shareholders. The Camino Rojo Project, acquired through the Canplats Acquisition, is located approximately 50 kilometres from Goldcorp’s Peñasquito Mine and expands Goldcorp’s land package in the district to more than 4,600 square kilometres, providing an abundance of compelling exploration targets.
Sale of New Gold Shares
     On October 13, 2009, the Corporation disposed of its 7% investment in New Gold for net proceeds of $65.2 million. The Corporation currently does not own any common shares of New Gold.
Convertible Senior Note Offering
     On June 5, 2009, Goldcorp completed a private offering of $862.5 million aggregate principal amount of 2% Convertible Senior Notes due 2014 (the “Notes”). Upon conversion of the Notes, Goldcorp may, in lieu of delivery of Common Shares, elect to pay or deliver, as the case may be, cash or a combination of cash and Common Shares, in respect of the converted Notes. As of the date of this annual information form, none of the Notes have been converted.

Gold Eagle Acquisition
     On September 25, 2008, Goldcorp completed its acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”) (the “Gold Eagle Acquisition”). In connection with the Gold Eagle Acquisition, each Gold Eagle share was exchanged for either C$13.60 in cash; 0.292 of a Common Share and $0.0001 in cash; or any combination thereof, subject to proration. In aggregate, $701.3 million in cash and 15.6 million Common Shares were paid and issued to Gold Eagle shareholders. Goldcorp’s acquisition of the Cochenour Deposit through the Gold Eagle Acquisition secured control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada. The Cochenour Deposit is southwest of the Red Lake Gold Mines and contiguous to the Cochenour-Willans project.
Sale of Remaining Silver Wheaton Shares
     On February 14, 2008, Goldcorp sold its remaining 108 million common shares of Silver Wheaton Corp. (“Silver Wheaton”) pursuant to a public offering for gross proceeds to Goldcorp of $1.571 billion. The Corporation currently does not own any common shares of Silver Wheaton.
DESCRIPTION OF THE BUSINESS
     Goldcorp is engaged in the acquisition, exploration, development and operation of gold properties. The Corporation continues to investigate and negotiate the acquisition of additional gold mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.
Principal Products
     The Corporation’s principal product is gold. In addition to gold, the Corporation also produces silver, copper, lead and zinc. There are worldwide gold, silver, copper, lead and zinc markets into which the Corporation can sell and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the gold, silver, copper, lead and zinc which it produces.
Competitive Conditions
     The precious metal mineral exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Corporation to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.
Operations
Raw Materials
     The Corporation has (i) gold mineral reserves at the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the El Sauzal Mine and the Cerro Negro Project; (ii) gold and silver mineral reserves at the Wharf Mine, the Dee/South Arturo Project, the Los Filos Mine and the Marlin Mine; (iii) gold and copper mineral reserves at the Alumbrera Mine; (iv) gold, silver and copper mineral reserves at the Pueblo Viejo Project; and (v) gold, silver, lead and zinc mineral reserves at the Peñasquito Mine.
Environmental Protection Requirements
     The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. See disclosure regarding environmental matters under the respective descriptions of the Corporation’s mineral projects herein for further details.

Employees
     As at December 31, 2010, the Corporation had the following employees and contractors:

Location	Full-Time Salaried	Hourly (Non-Union)	Hourly (Union)	Contractors

Vancouver Office	89	0	0	4
Toronto Office	17	0	0	1
Reno Office	21	0	0	0
Salt Lake City Office	7	0	0	2
Mexico Offices	113	0	0	0
Guatemala Office	32	0	0	0
Chile Offices	25	0	0	7
Argentina Offices	23	0	0	1
Equity Silver	3	0	0	0
Éléonore Project	26	5	0	106
Musselwhite Mine	145	341	0	281
Porcupine Mine	200	208	218	350
Red Lake Gold Mines	273	614	0	423
Marigold Mine	41	236	0	36
Wharf Mine	30	117	0	3
El Sauzal Mine	104	232	0	133
Los Filos Mine	242	0	700	1,014
Peñasquito Mine	307	0	1,036	1,305
Marlin Mine	1,246	0	0	705
Cerro Blanco Project	115	0	0	132
San Martin	9	0	0	29
El Morro Project	3	0	0	16
Cerro Negro Project	69	0	0	111

	3,140	1,753	1,954	4,659
     The above table does not include employees at the Alumbrera Mine and the Pueblo Viejo Project for which the Corporation owns 37 1/2% and 40%, respectively, and is not the operator.
Foreign Operations Risks
     The Corporation currently owns, among other interests, 66⅔% of the Marigold Mine in the United States, 100% of the Wharf Mine in the United States, 40% of the Dee/South Arturo Project in the United States, 100% of the Los Filos Mine in Mexico, 100% of the El Sauzal Mine in Mexico, 100% of the Peñasquito Mine in Mexico, 37 1/2% of the Alumbrera Mine in Argentina, 100% of the Marlin Mine in Guatemala, 40% of the Pueblo Viejo Project in the Dominican Republic, 100% of the Cerro Blanco Project in Guatemala, 70% of the El Morro Project in Chile and 100% of the Cerro Negro Project in Argentina. Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors — Foreign Operations”, “Risk Factors — Economic and Political Instability in Guatemala”, “Risk Factors — Economic and Political Instability in Argentina”, “Risk Factors — Environmental Risks and Hazards”, “Risk Factors — Labour and Employment Matters” “Risk Factors — Subsidiaries” and “Risk Factors — Indigenous Peoples”.

Safety Commitment
     The Corporation’s vision of making Goldcorp “Safe enough for our families” is well understood by its employees and the Corporation continues to advance safety performance across all regions of its operations.
     In 2010, Goldcorp continued a strategy of behavioural and culture safety training to address safety performance. At the end of 2010, safety performance as measured by the frequency of reportable incidents had improved by 9%. Over 900 of the Corporation’s senior managers and leaders have taken a Safety Leadership Training program. In 2010, over 2,500 employees also completed an additional safety behavioral training. Other elements of Goldcorp’s safety strategy were also completed, including the introduction of a company-wide incident investigation process, a safety management system, an aviation safety management system and a revised contractor management guideline.
Corporate Social Responsibility Policy
     Goldcorp’s objective is to generate sustainable prosperity through its business operations, which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities. Goldcorp has adopted a corporate social responsibility policy which reflects the Corporation’s values and is guided by international standards and best practices. Goldcorp believes that partnerships are the foundation of constructive, creative, and sustainable development. The Sustainability, Environment, Health and Safety Committee of the Board of Directors is responsible for overseeing the policy. Throughout 2011, Goldcorp expects to roll out a framework globally at the Corporation’s operations to ensure the effectiveness of the Corporate Social Responsibility Policy.
     Specifically, some of Goldcorp’s noteworthy corporate social responsibility activities include, among other things, the following:
•	United Nations Global Impact (“UN Global Impact”) —The UN Global Impact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. In 2009, Goldcorp became a signatory to the UN Global Compact.

•	International Council on Mining and Metals (“ICMM”) — The ICMM is a collaborative organization comprised of mining and metals companies and associations working together on sustainability-related issues important to the mining industry, of which Goldcorp is a member.

•	Global Reporting Initiative (“GRI”) — The GRI is intended to serve as a generally accepted framework for reporting on an organization’s economic, environmental, and social performance. The GRI Reporting Framework contains general and sector-specific content applicable for reporting an organization’s sustainability performance. Goldcorp has committed to using the GRI as the basis for its sustainability reporting.

•	Extractive Industries Transparency Initiative (“EITI”) — The EITI is a partnership of governments, international organizations, companies, non-governmental organizations, investors and business and industrial organizations with the aim to increase transparency in transactions between governments and companies in the extractive industries. This transparency will in turn improve public awareness of the revenues from these industries, increasing the likelihood that they will contribute to sustainable development and poverty reduction. Goldcorp is an active supporter of the EITI, through the Corporation’s membership in the ICMM and individual corporate action. For example, payments with respect to the Marlin Mine in Guatemala have been disclosed locally on billboards and internationally on the internet since the Marlin Mine initiated operations in 2005. In countries where governments have indicated a desire to be a part of the process, Goldcorp is actively involved in contributing to the success of the initiative.

•	Voluntary Principles on Security and Human Rights (“Voluntary Principles”) — Governments of the United States and the United Kingdom, companies in the extractive and energy sectors and non-governmental organizations have developed a set of voluntary principles to guide companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Goldcorp intends to have all of its operations adopt these Voluntary Principles.

See also, “Environmental Policy” below.
Human Rights Policy
     In 2010, Goldcorp adopted a human rights policy which integrates human rights best practices into business processes and informs decision-making and due diligence processes. Goldcorp’s human rights policy provides that Goldcorp shall operate in a way that respects human rights of employees and the communities in which the Corporation operates. The human rights policy is guided by international laws and provides for, among other things, human rights of indigenous peoples in association with ILO Convention 169.
     The policy recognizes that while governments have the primary responsibility to protect human rights, Goldcorp’s activities have the potential to impact the human rights of individuals affected by its business operations. As such, the human rights policy provides that Goldcorp will seek constructive dialogues and partnerships with a variety of stakeholders on its human rights performance, especially those impacted directly by its operations.
     To meet its responsibilities to respect human rights, the Corporation plans to train all of its employees and contractors on human rights and the human rights policy. This training and its impact will be monitored and measured for effectiveness. The Sustainability, Environment, Health and Safety Committee of the Board of Directors is responsible for overseeing the policy.
Environmental Policy
     Goldcorp has implemented an environmental and sustainability policy which states that the Corporation and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting Goldcorp’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.
     To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:
•	Design, construct, operate and close the Corporation’s facilities to comply with applicable local regulations and laws and to meet international guidelines.

•	Promote employee commitment and accountability to the environmental policy and enhance employees’ capabilities in the implementation through the use of integrated management systems.

•	Promote the development and implementation of effective systems to minimize risks to health, safety and the environment.

•	Be proactive in community development programs so the communities are not reliant on the mines for their future.

•	Communicate openly with employees, local stakeholders and governments on the Corporation’s plans, programs and performance.

•	Work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Corporation’s materials, resources and products.

•	Use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.
     Goldcorp believes that its environmental policy is effective in that during the year ended December 31, 2010, none of its mineral properties have received fines nor notices of violation for environmental violations. Goldcorp’s properties are routinely inspected by regulatory staff to ensure that such properties are in compliance with applicable environmental laws and regulations. Such properties are also periodically audited by internal staff to ensure that such properties are in compliance with applicable environmental laws and regulations as well as the Corporation’s environmental policy and standards. Such internal review also identifies areas where best practices can be updated. The Sustainability, Environment, Health and Safety Committee of the Board of Directors is responsible for overseeing the policy.
     As part of Goldcorp’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Goldcorp requires preparation of a closure plan. As part of the Corporation’s annual strategic business planning, the Corporation, through interaction with its sites, identifies the significant environmental risks and reviews and updates the total closure costs for each property to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. This process ensures that the costs associated with implementing the environmental policies are properly budgeted for.
     In addition to the initiatives described above under “Corporate Social Responsibility”, and consistent with the Corporation’s environmental policy, additional initiatives of particular importance to Goldcorp relating to the protection of the environment are:
•	The Western Climate Initiative (the “WCI”) — The WCI is a cooperative effort of US states and Canadian provinces (including British Columbia, Manitoba, Ontario and Quebec) that are collaborating to identify policies to reduce greenhouse gas emissions, including the design and implementation of a regional cap-and-trade program. The design for the WCI cap-and-trade program is comprehensive. When it is fully implemented in 2015, the WCI program will cover up to 90% of the greenhouse gas emissions in WCI partner states and provinces. Goldcorp will continue to monitor developments in the WCI and its potential impacts on its operations in Canada and the US.

•	Carbon Disclosure Project (“CDP”) — The CDP is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. The goal of the CDP is to facilitate a dialogue, supported by quality information, from which a rational response to climate change will emerge. Goldcorp made its first submission to the CDP in 2007, and will continue to report on an annual basis.

•	International Cyanide Management Code (the “Cyanide Code”) — The Cyanide Code is a voluntary industry program for companies involved in the production of gold by the cyanidation process and focuses on the management of cyanide and cyanide solutions. The Cyanide Code addresses the production of cyanide, its transport from the producer to the mine, its on-site storage and use, decommissioning and financial assurance, worker safety, emergency response, training, stakeholder involvement and implementation verification. Goldcorp became a signatory to the Cyanide Code in July 2007, and currently has six mines in four countries that are fully certified under the code. Goldcorp is moving to have all its nominated operations certified to the Cyanide Code. In 2010, Goldcorp’s Red Lake Gold Mine received certification, while Goldcorp’s Marigold Mine, which was the first gold mining operation in the world to be fully certified under the Cyanide Code, became re-certified.

•	In March 2009, the United States Environmental Protection Agency released proposed rules for a mandatory greenhouse gas registry that is intended to cover 85-90% of the nation’s greenhouse gas emissions — requiring reporting from approximately 13,000 facilities. The proposed rule requires reporting from direct emitters, ‘upstream’ suppliers of fossil fuels and greenhouse gas chemical products, industrial chemical plants, and vehicle and engine manufacturers, among others. Goldcorp will continue to monitor these proposed rules and its potential impacts on its operations in the US.
     As it relates to climate change, the Corporation acknowledges climate change as an international and community concern. Accordingly, Goldcorp supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. Goldcorp is committed to reducing energy consumption and greenhouse gas emissions and it promotes energy efficiency at all of its operations.
     Access to available water resources is another environmental concern to the Corporation and is under increasing pressure. Goldcorp’s use of water and energy resources can have potentially significant environmental impact if they are not designed and managed well and, as such, efficient water and energy management is a priority at all Goldcorp’s operations. The efficient use of water is a priority, with a particular focus on recycling process water. Other initiatives that Goldcorp has adopted include predictive water balance models, continuous improvement programs, and performance monitoring systems. For operations located in water-sensitive regions, Goldcorp monitors risks associated with water quality and quantity, and the potential impact on local communities.
Technical Information
CIM Standards Definitions
     The estimated Mineral Reserves and Mineral Resources for the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Wharf Mine, the Éléonore Project, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Marlin Mine, the Pueblo Viejo Project, the Cerro Blanco Project, the Noche Buena Project, the San Nicolas Project and the Cerro Negro Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:
     The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
     The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
     The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
     The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
     The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
     The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
JORC Code Definitions
     The estimated ore reserves and mineral resources for the Alumbrera Mine have been calculated in accordance with the current (2004) version of the Australasian Code for Reporting of Exploration Results Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:
     The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
     The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
     The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
     The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
     The term “Ore Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

     The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
     The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
     The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.
Summary of Ore Reserve/Mineral Reserve and Mineral Resource Estimates
Ore Reserve/Mineral Reserve Estimates
     The following table sets forth the estimated gold, silver and copper Ore Reserves/Mineral Reserves for the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Wharf Mine, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Cerro Negro Project, the Alumbrera Mine, the Marlin Mine, the Pueblo Viejo Project, the Éléonore Project and the El Morro Project as of December 31, 2010:
Proved/Proven and Probable Gold, Silver and Copper Ore/Mineral Reserves (1)(7)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Red Lake Gold Mines (2)	Proven	2.08	16.54	—	—	1.10	—	—
	Probable	7.86	11.92	—	—	3.01	—	—

	Proven + Probable	9.93	12.89	—	—	4.12	—	—

Porcupine Mine	Proven	28.30	1.37	—	—	1.24	—	—
	Probable	48.29	1.32	—	—	2.04	—	—

	Proven + Probable	76.59	1.33	—	—	3.29	—	—

Musselwhite Mine	Proven	4.12	6.01	—	—	0.80	—	—
	Probable	6.42	6.39	—	—	1.32	—	—

	Proven + Probable	10.54	6.24	—	—	2.12	—	—

Marigold Mine	Proven	16.96	0.64	—	—	0.35	—	—
(Goldcorp’s 66 ⅔% interest)	Probable	69.85	0.53	—	—	1.20	—	—

	Proven + Probable	86.81	0.56	—	—	1.55	—	—

Wharf Mine	Proven	13.86	0.85	5.5	—	0.38	2.47	—
	Probable	7.80	0.91	4.5	—	0.23	1.13	—

	Proven + Probable	21.66	0.87	5.2	—	0.60	3.60	—

Dee/South Arturo Project	Proven	—	—	—	—	—	—	—
(Goldcorp’s 40% interest)	Probable	16.55	1.74	8.3	—	0.93	4.39	—

	Proven + Probable	16.55	1.74	8.3	—	0.93	4.39	—

Los Filos Mine	Proven	62.70	0.72	4.4	—	1.45	8.87	—
	Probable	185.90	0.67	5.4	—	4.03	32.11	—

	Proven + Probable	248.60	0.68	5.1	—	5.47	40.97	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

El Sauzal Mine	Proven	2.26	1.30	—	—	0.09	—	—
	Probable	3.53	1.59	—	—	0.18	—	—

	Proven + Probable	5.79	1.48	—	—	0.27	—	—

Peñasquito Mine (3)	Proven	719.99	0.51	27.0	—	11.88	625.69	—
Mill	Probable	701.42	0.28	19.6	—	6.29	443.03	—

	Proven + Probable	1,421.41	0.40	23.4	—	18.17	1,068.72	—

Peñasquito Mine (3)	Proven	18.69	0.23	20.1	—	0.14	12.07	—
Heap Leach	Probable	49.11	0.17	15.5	—	0.26	24.48	—

	Proven + Probable	67.80	0.18	16.8	—	0.40	36.55	—

Cerro Negro Project(4)	Proven	—	—	—	—	—	—	—
	Probable	7.14	9.03	89.3	—	2.07	20.50	—

	Proven + Probable	7.14	9.03	89.3	—	2.07	20.50	—

Alumbrera Mine	Proved	103.88	0.39	—	0.39	1.30	—	893
(Goldcorp’s 37 1/2% interest)	Probable	2.63	0.28	—	0.32	0.02		19

	Proved + Probable	106.50	0.39	—	0.39	1.33	—	912

Marlin Mine (5)	Proven	4.58	5.08	137.0	—	0.75	20.16	—
	Probable	4.63	5.25	269.4	—	0.78	40.13	—

	Proven + Probable	9.21	5.17	203.6	—	1.53	60.29	—

Pueblo Viejo Project (6)	Proven	5.36	3.32	21.9	0.12	0.57	3.78	14
(Goldcorp’s 40% interest)	Probable	96.50	2,87	17.8	0.09	8.89	55.14	199

	Proven + Probable	101.86	2.89	18.0	0.09	9.46	58.92	213.00

Éléonore Project	Proven	—	—	—	—	—	—	—
	Probable	12.48	7.56	—	—	3.03	—	—

	Proven + Probable	12.48	7.56	—	—	3.03	—	—

El Morro Project	Proven	168.01	0.59	—	0.57	3.18	—	2,108.00
(Goldcorp’s70% interest)	Probable	203.77	0.39	—	0.48	2.54	—	2,174.00

	Proven + Probable	371.79	0.48	—	0.52	5.72	—	4,282.00

Total	Proved/Proven					23.22	673	3.015
	Probable					36.83	620	2.391

	Proved/Proven +
	Probable					60.06	1,293.9	5,406

(1)	All Mineral Reserves or Ore Reserves have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Reserves and Ore Reserves have been reported as of December 31, 2010.

(2)	The Mineral Reserves for the Red Lake Gold Mines set out in the table above have been estimated by Stephane Blais, P.Eng., Red Lake Gold Mines, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Red Lake Gold Mines, Canada — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Mineral Reserves for the Peñasquito Mine set out in the table above have been estimated by Peter Nahan, AusIMM., who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	The Mineral Reserves for the Cerro Negro Project set out in the table above have been estimated by Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Cerro Negro Project, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)	The Mineral Reserves for the Marlin Mine set out in the table above have been estimated by Andrew S. Tripp, P.Eng., Marlin Mine, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Marlin Mine, Guatemala — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)	The Mineral Reserves for the Pueblo Viejo Project set out in the table above have been reviewed and confirmed by Herbert A. Smith, P.Eng., Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd., who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Pueblo Viejo Project, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)	Numbers may not add up due to rounding.

     The following table sets forth the estimated lead and zinc Mineral Reserves for the Peñasquito Mine — Mill as of December 31, 2010:
Proven and Probable Lead and Zinc Mineral Reserves (1)(2)(3)

		Grade		Contained Metal
Category	Tonnes	Lead	Zinc	Lead	Zinc
	(millions)	(%)	(%)	(millions of pounds)	(millions of pounds)

Proven	719.99	0.27	0.65	4,303	10,376
Probable	701.42	0.19	0.47	2,972	7,198

Proven + Probable	1,421.41	0.25	0.57	7,275	17,575

(1)	All Mineral Reserves have been calculated in accordance with the CIM Standards.

(2)	The Mineral Reserves for the Peñasquito Mine set out in the table above have been estimated by Peter Nahan, AusIMM., Goldcorp, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	Numbers may not add up due to rounding.
Mineral Resource Estimates
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
     This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
     The following table sets forth the estimated gold, silver and copper Mineral Resources for the Red Lake Gold Mines, the Porcupine Mine, the Musselwhite Mine, the Marigold Mine, the Wharf Mine, the Éléonore Project, the Dee/South Arturo Project, the Los Filos Mine, the El Sauzal Mine, the Peñasquito Mine, the Cerro Negro Project, the Marlin Mine, the Pueblo Viejo Project, the El Morro Project, the Cerro Blanco Project, the Noche Buena Project, the San Nicolas Project, the Camino Rojo Project and the Cochenour deposit as of December 31, 2010:
Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(7)(8)
(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Red Lake Gold Mines (2)	Measured	1.61	17.35	—	—	0.90	—	—
	Indicated	3.83	11.87	—	—	1.46	—	—

	Measured + Indicated	5.44	13.49	—	—	2.36	—	—

	Inferred	3.23	16.77	—	—	1.74	—	—

Porcupine Mine	Measured	17.56	1.65	—	—	0.93	—	—
	Indicated	72.25	1.35	—	—	3.13	—	—

	Measured + Indicated	89.81	1.41	—	—	4.06	—	—

	Inferred	7.84	3.34	—	—	0.84	—	—

Musselwhite Mine	Measured	0.11	4.88	—	—	0.02	—	—
	Indicated	0.88	6.12	—	—	0.17	—	—

	Measured + Indicated	0.99	5.98	—	—	0.19	—	—

	Inferred	4.59	5.76	—	—	0.85	—	—

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Marigold Mine	Measured	2.45	0.55	—	—	0.04	—	—
(Goldcorp’s 66 ⅔%	Indicated	46.25	0.49	—	—	0.73	—	—

interest)	Measured + Indicated	48.70	0.49	—	—	0.77	—	—

	Inferred	28.19	0.48	—	—	0.43	—	—

Wharf Mine	Measured	3.08	0.93	5.60	—	0.09	0.55	—
	Indicated	3.20	0.94	5.20	—	0.10	0.54	—

	Measured + Indicated	6.28	0.93	5.4	—	0.19	1.09	—

	Inferred	—	—	—	—	—	—	—

Éléonore Project	Measured	0.14	10.01	—	—	0.04	—	—
	Indicated	1.23	11.05	—	—	0.44	—	—

	Measured + Indicated	1.36	10.95	—	—	0.48	—	—

	Inferred	12.25	10.60	—	—	4.17	—	—

Dee/South Arturo Project	Measured	—	—	—	—	—	—	—
(Goldcorp’s 40%	Indicated	9.70	1.48	8.72	—	0.46	2.72	—

interest)	Measured + Indicated	9.70	1.48	8.72	—	0.46	2.72	—

	Inferred	4.22	0.62	4.1	—	0.08	0.55	—

Los Filos Mine	Measured	13.00	0.69	4.01	—	0.29	1.68	—
	Indicated	125.12	0.48	5.43	—	1.91	21.85	—

	Measured + Indicated	138.12	0.50	5.3	—	2.20	23.53	—

	Inferred	224.43	0.53	6.0	—	3.82	43.57	—

El Sauzal Mine	Measured	1.04	0.95	—	—	0.03	—	—
	Indicated	2.19	1.25	—	—	0.09	—	—

	Measured + Indicated	3.23	1.15	—	—	0.12	—	—

	Inferred	0.03	1.53	—	—	0.00	—	—

Peñasquito Mine (3)	Measured	32.23	0.25	23.51	—	0.26	24.36	—
Mill	Indicated	248.38	0.27	30.81	—	2.14	246.02	—

	Measured + Indicated	280.60	0.27	30.0	—	2.40	270.38	—

	Inferred	40.79	0.17	30.8	—	0.22	40.41	—

Peñasquito Mine (3)	Measured	0.23	0.18	11.14	—	0.00	0.08	—
Heap Leach	Indicated	3.83	0.18	15.84	—	0.02	1.95	—

	Measured + Indicated	4.06	0.18	15.6	—	0.02	2.03	—

	Inferred	1.74	0.12	14.5	—	0.01	0.81	—

Cerro Negro Project(4)	Measured	—	—	—	—	—	—	—
	Indicated	9.43	8.77	61.80	—	2.66	18.74	—

	Measured + Indicated	9.43	8.77	61.80	—	2.66	18.74	—

	Inferred	4.51	4.97	32.3	—	0.72	4.69	—

Marlin Mine (5)	Measured	0.32	1.49	86.80	—	0.02	0.89	—
	Indicated	0.60	1.94	74.60	—	0.04	1.44	—

	Measured + Indicated	0.92	1.78	78.8	—	0.05	2.34	—

	Inferred	0.88	3.31	193.9	—	0.09	5.48	—

Pueblo Viejo Project (6)	Measured	1.63	2.04	13.47	0.10	0.11	0.71	4
(Goldcorp’s 40%	Indicated	56.92	2.01	11.74	0.08	3.68	21.48	103

interest)	Measured + Indicated	58.55	2.01	11.8	0.08	3.78	22.18	106

	Inferred	3.14	2.20	18.1	0.10	0.22	1.83	7

El Morro Project	Measured	—	—	—	—	—	—	—
(Goldcorp’s 70%	Indicated	—	—	—	—	—	—	—

interest)	Measured + Indicated	—	—	—	—	—	—	—

	Inferred	96.29	0.99	—	70.0	3.06	—	1,486

Cerro Blanco Project	Measured	—	—	—	—	—	—	—
	Indicated	2.52	15.64	72.00	—	1.27	5.80	—

	Measured + Indicated	2.52	15.64	72.0	—	1.27	5.80	—

	Inferred	1.35	15.31	59.6	—	0.67	2.60	—

Noche Buena Project	Measured	—	—	—	—	—	—	—
	Indicated	71.75	0.42	14.06	—	0.96	32.44	—

	Measured + Indicated	71.75	0.42	14.1	—	0.96	32.44	—

	Inferred	17.67	0.42	13.9	—	0.24	7.91	—

San Nicolas Project	Measured	0.40	0.96	46.54	0.73	0.01	0.59	7
(Goldcorp’s 21% interest)	Indicated	16.40	0.47	28.59	1.34	0.25	15.07	485

	Measured + Indicated	16.79	0.48	29.0	1.33	0.26	15.76	491

	Inferred	1.47	0.37	23.8	1.28	0.02	1.13	41

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Camino Rojo Project	Measured	—	—	—	—	—	—	—
	Indicated	163.39	0.65	11.56	—	3.44	60.70	—

	Measured + Indicated	163.39	0.65	11.6	—	3.44	60.70	—

	Inferred	31.03	0.55	7.63	—	0.55	7.61	—

Cochenour Deposit	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—

	Inferred	7.61	11.04	—	—	2.70	—	—

Total	Measured					2.74	28.9	10
	Indicated					22.94	428.7	588

	Measured + Indicated					25.68	457.6	598

	Inferred					20.45	116.60	1,534

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. All Mineral Resources have been reported as of December 31, 2010.

(2)	The Mineral Resources for Red Lake Gold Mines set out in the table above have been estimated by Chris Osiowy, P.Geo., Red Lake Gold Mines, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Canada and the United States — Red Lake Gold Mines, Ontario — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	The Mineral Resources for the Peñasquito Mine set out in the table above have been estimated by Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(4)	The Mineral Resources for the Cerro Negro Project set out in the table above have been estimated by Maryse Belanger, P. Geo, Director Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Cerro Negro Project, Argentina — Mineral Reserve and Mineral Resource Estimates” for further details.

(5)	The Mineral Resources for the Marlin Mine set out in the table above have been estimated by Andrew S. Tripp, P.Eng., Marlin Mine, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Central and South America — Marlin Mine, Guatemala — Mineral Reserve and Mineral Resource Estimates” for further details.

(6)	The Mineral Resources for the Pueblo Viejo Project set out in the table above have been reviewed and confirmed by Patrick Stephenson, P.Geo., Principal Geologist, Regional Manager and Director, AMC Mining Consultants (Canada) Ltd., who is a qualified person under NI 43-101. See “Description of the Business — Mineral Properties — Central and South America — Pueblo Viejo Project, Dominican Republic — Mineral Reserve and Mineral Resource Estimates” for further details.

(7)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assured that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.

(8)	Numbers may not add up due to rounding.
     The following table sets forth the estimated lead and zinc Mineral Resources for the Peñasquito Mine, the Camino Rojo Project and the San Nicolas Project as of December 31, 2010:
Measured, Indicated and Inferred Lead and Zinc Mineral Resources (1)(3)
(excluding Proven and Probable Mineral Reserves)

			Grade		Contained Metal
Deposit	Category	Tonnes	Lead	Zinc	Lead	Zinc
		(millions)	(%)	(%)	(millions of pounds)	(millions of pounds)

Peñasquito Mine (2)	Measured	32.23	0.27	0.67	195	479
Mill	Indicated	248.38	0.31	1.05	1,690	5,769

	Measured + Indicated	280.60	0.30	1.01	1,886	6,248

	Inferred	40.79	0.18	0.38	165	346

Camino Rojo Project	Measured	—	—	—	—	—
	Indicated	163.39	0.19	0.37	695	1.339

	Measured + Indicated	163.39	0.19	0.37	695	1,339

	Inferred	31.03	0.09	0.31	65	215

			Grade		Contained Metal
Deposit	Category	Tonnes	Lead	Zinc	Lead	Zinc
		(millions)	(%)	(%)	(millions of pounds)	(millions of pounds)

San Nicolas Project	Measured	0.40	—	3.60	—	31
	Indicated	16.40	—	1.80	—	651

	Measured + Indicated	16.79	—	0.02	—	682

	Inferred	1.47	—	1.43	—	47

Total	Measured				195	510
	Indicated				2,385	7,759

	Measured + Indicated				2,580	8,269

	Inferred				229	608

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards.

(2)	The Mineral Resources for the Peñasquito Mine set out in the table above have been estimated by Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Mineral Properties — Mexico — Peñasquito Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)	Numbers may not add up due to rounding.
Mineral Properties
CANADA AND THE UNITED STATES
     The Corporation’s properties in Canada and the United States include the Red Lake Gold Mines, the Porcupine Mine, as a joint venture, the Musselwhite Mine, as a joint venture, the Marigold Mine, the Wharf Mine, the Éléonore Project and the Dee/South Arturo Project.
RED LAKE GOLD MINES, CANADA
     Stephane Blais, P.Eng., Chief Engineer, Goldcorp Canada, Chris Osiowy, P.Geo., Chief Mine Geologist, Goldcorp Canada, and Ian Glazier, P.Eng., Chief Engineer, Goldcorp Canada Ltd., prepared a technical report in accordance with NI 43-101 entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” (the “Red Lake Report”) dated March 14, 2011, as amended March 30, 2011, for the wholly-owned Red Lake Gold Mines operations, located in Ontario, Canada. Stephane Blais, Chris Osiowy and Ian Glazier are each qualified persons under NI 43-101. The operating entity for the Red Lake Gold Mines is a Goldcorp subsidiary, Red Lake Gold Mines Limited. For the purposes of this summary, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies. The following description of the Red Lake Project has been summarized, in part, from the Red Lake Report and readers should consult the Red Lake Report to obtain further particulars regarding the Red Lake Project. The Red Lake Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.
Project Description and Location
     The Red Lake Gold Mines is wholly-owned by Goldcorp. The operations comprise the former Campbell and Red Lake underground mines, which are now integrated and operated as a single entity by Red Lake Gold Mines. For the purposes of the Red Lake Report, the shafts and mill at Red Lake are collectively termed the Red Lake Complex; those at Campbell are termed the Campbell Complex. The combined mine area can also be referred to as the greater Red Lake—Campbell Complex. The Cocheneur Complex covers mineralization discovered at the Western Discovery Zone deposit and the former Cochenour—Willans mine. It also includes the former Eagle Mines Joint Venture property; host to the Bruce Channel deposit and the former Gold Eagle mine.
     The Red Lake Gold Mines is situated 180 kilometres north of the town of Dryden, Ontario. Red Lake Gold Mines is owned by Goldcorp (72 percent) and Goldcorp Canada (28 percent). The Red Lake Complex consists of 89 patented mineral claims covering 1,254 hectares and the Campbell Complex consists of 77 patented mineral claims covering 1,084 hectares. The claims are held in the name of either Goldcorp Inc., or Goldcorp Canada, or jointly by the two companies. The Cochenour Complex, including the Gold Eagle property, covers 1,358.21 hectares, and comprises 110 patented mineral rights, licences of occupation, lease mineral rights, and one staked claim. The tenure is jointly held in the names of Goldcorp (72 percent), Goldcorp Canada (28 percent) or, in the case of 72 of the claims, held in the name of Gold Eagle Mines Ltd. (100 percent). Note that patents are renewable so long as the lease is being used for mining purposes and either actual production is being carried out or exploration is being performed. Required fees and duties have been paid to the appropriate authorities and the claims are in good standing.
     Goldcorp holds sufficient surface rights to support the Red Lake—Campbell mining operations, and associated infrastructure, including sufficient surface rights held in the Cochenour Complex to support any proposed re-development. Environmental permits are required by various federal, provincial, and municipal agencies, and are in place for Red Lake Gold Mines operations. No new permits are currently required, but existing permit amendments are required from time to time, and in 2011, applications for amendments may be made for tailings management area upgrades and air/noise permit amendments. A new consolidated closure plan will be submitted in 2011. Goldcorp holds the appropriate permits to allow current exploration activity and mining operations. Goldcorp is satisfied that all environmental liabilities are identified in the existing closure plans for the operations, which are limited to those that would be expected to be associated with gold mines that have been operating for about 60 years, and where production is from underground sources, including roads, site infrastructure, and waste and tailings disposal facilities.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Red Lake area is accessible by Highway 105, which joins the Trans Canada highway at Vermillion Bay, 175 kilometres south and 100 kilometres east of Kenora, Ontario. Commercial air services operate to Red Lake from Thunder Bay and Winnipeg. The climate in the Red Lake area is typical of a northern continental boreal climate with warm summers and cold winters. Temperature range from 18 to 25 degrees Celsius in July, to minus 20 to minus 35 degrees Celsius in January. Annual precipitation is 650 millimetres, with snow generally on the ground from about November to March. Mining operations are conducted year-round.
     Mining activities are conducted in and about the municipality of Red Lake (population 4,500) and are located near established power and road infrastructure. Local businesses offer most goods and services required for mineral exploration and development. Additional supplies can be sourced as needed from Thunder Bay, Winnipeg and Toronto. Together with multiple shaft accesses to the underground workings, the Goldcorp maintains administrative, technical, operations support, and processing facilities on the active sites. There are modern camp facilities to maintain the required permanent workforce for operations and construction. Potable water is supplied by the municipality, and paid for on a usage basis. Process water is taken from Balmer Lake and Sandy Bay. Power is supplied through Hydro One via a radial line. Diesel-powered generators provide temporary emergency power in the event of a main electrical disruption to allow the mine site to maintain basic services. Waste rock is stored in designated areas at both the Red Lake and Campbell Complexes. The waste pads are located in a historic tailings area east of the site at the Red Lake Complex and on the northeast side of the main tailings pond at the Campbell Complex. The tailings storage facilities at the Campbell and Red Lake Complexes are currently permitted for dam raises that will provide storage to 2016 and 2018, respectively.
     Topography comprises irregular hills and discontinuous ridges created by glaciofluvial material and till. These are separated by depressions and hollows occupied by lakes, ponds and muskeg. Much of the region is still untouched and is accessible only by air or canoe. The water level of Red Lake lies at 354 meters above sea level; typically elevations are subdued, with hills rising only about 50 meters above lake level. Vegetation comprises black spruce, fir, larch (tamarack) and pine in the poorer-drained areas, and poplar, birch, willow, alder and mountain ash, with a variety of shrubs in swampy areas. Bedrock outcrops are scattered and consist of less than five percent of the surface area. Soil is characterized by a 30 to 50 centimetre layer of topsoil overlying compact sand with traces of clay, gravel and scattered cobbles and boulders. Low-lying areas contain silty clay sediments that were deposited in glacial lakes.
History
     The first recorded prospecting in the Red Lake district was carried out by the Northwestern Ontario Exploration Company in 1887. Red Lake was first staked during the Red Lake Gold Rush in 1926. In 1944, the property was re-staked and Dickenson Red Lake Mines Limited was incorporated. Production mining began in 1948 at a rate of 113 tonnes per day and increased to 454 tonnes per day in the 1970s. In the early 1980s, the mill capacity was increased to 907 tonnes per day and long-hole stoping was introduced. The change in mining method resulted in a severe drop in production grade. Cut-and-fill mining was subsequently re-introduced and production increased to approximately 907 tonnes per day by 1993 to 1994. An exploration core drilling program initiated in 1995 within the lower levels of the mine resulted in the discovery of a cluster of high grade gold veins. The #3 shaft was developed from January 2004 to January 2007 to a depth of 1,925 meters. Since the beginning of operations in 1948 until the end of 2010, 10.3 million tonnes grading 26.71 grams per tonne of gold has been treated, producing 8,331,845 gold ounces.
     The Campbell claims were staked in 1926. Subsequently, there was a period of claim cancellations and re-staking of the area. In the 1940s, George and Colin Campbell re-staked the area, Campbell Red Lake Mines was incorporated and Dome Mines Limited (“Dome Mines”) purchased an option that eventually resulted in Dome Mines acquiring a 57 percent ownership interest in the Campbell Red Lake Mines company. In 1946, after additional exploration had been carried out, a four-compartment shaft with four levels was sunk to a depth of 182 meters. Mill construction began in 1948 and the mill went into operation the following year reaching a capacity of 272 tonnes per day. The shaft was deepened to 655 meters in the 1950s, to exploit a high-grade zone discovered on the 14th level of the mine. Following the merger between Campbell Red Lake Mines, Dome Mines and Placer Development Limited, in the 1980s, an autoclave was installed at the Campbell Complex, replacing the existing roaster, the mill flotation circuit was upgraded, a paste-fill plant constructed, an underground decline developed, and the Reid Shaft was commissioned. Since the beginning of operations in 1946 until the end of 2010, 20.4 million tonnes grading 19.78 grams per tonne of gold has been mined, producing 12,113,448 gold ounces.
     The original claims on the Cochenour-Willans property were staked in 1926 to 1927 by W.M Cochenour, D. Willans and H.G. Young and in 1928 the Cochenour—Willans syndicate was formed. Cochenour—Willans Gold Mines Ltd. was incorporated in 1936 and production began in 1939 at a rate of 136 to 181 tonnes per day. Operations ran for 32 years, from 1939 to 1971, during which about 2.1 million tonnes grading 18.44 grams per tonne of gold was processed with approximately 1.24 million ounces of gold recovered. Underground mine workings extended down to the 670 meter level. A flotation circuit and smelting plant was constructed in 1940 and a roaster was added in 1947 to treat arsenical ore. The property was expanded through exercise of an option on the Marcus Mines Ltd. ground holding (“Marcus”) in 1951 and the Martin—McNeely Mines Ltd. tenure package (“Wilmar”) in 1958. Two exploration drives were completed by 1963 to the properties from 396 meters, 4,572 meters northeast and 1,676 meters southeast respectively. With the discovery at Wilmar of several gold-bearing lenses, an internal shaft was sunk from the 396 meter level to the 625 meter level with five stations developed at 45 meter intervals. The Cochenour—Willans mine operated at a loss after 1967, largely due to dilution of grade in the talcose ore at depth and the fixed gold price. Production from the Wilmar mine between 1967 and 1971 comprised about 190,510 tonnes at a grade of 10.28 grams of gold per tonne. Between mine closure in 1971 and 1991, the operations had a number of owners, including Camflo Mines, Wilanour Resources, Esso Minerals Canada (“Esso”) and Inco Gold Inc. (“Inco”). During this period work completed comprised drilling in support of exploration. In 1997, Goldcorp purchased 100 percent interest in Cochenour—Willans mine area. Goldcorp completed trenching, grab sampling and compilation work between 1998 and 2002. The mine was allowed to flood in 2003. Surface drilling was undertaken from 2002 to 2009, consisting of 94 surface drill holes were drilled, totalling 66,968 meters. Following dewatering, in 2010, renewed access to the underground Cochenour-Willans workings allowed completion of 49 underground drill holes (20,558 meters), together with 17 surface drill holes (including wedges) totalling 13,881 meters.
     The Gold Eagle property, now part of the Cochenour Complex, was originally staked in 1926 and re-staked in 1932. From 1932 to 1934, there was a period of surface exploration. In 1934, a shaft was collared and completed to 160 meters, with lateral work on four levels. The mill was brought into production in 1937. In 1938, an internal winze was sunk from the 152 meters level to the 223 meters level which was deepened to 305 meters in 1939. Underground exploration failed to locate additional ore and the mine was closed in 1941. Production appears to have been approximately 184,160 tonnes hoisted and 147,870 tonnes milled for a recovered grade of 7.65 grams per tonne of gold. From 1940 to 1959, mineralization was tested with a number of diamond drill programs, and, in 1959, the small Gold Eagle South Zone was discovered. The Gold Eagle joint venture (between Exall Resources Ltd. and Southern Star Resources Inc.) commenced modern exploration activity in 2003. Work comprised the establishment of a surface grid, geophysical surveying consisting of spectral induced polarization, resistivity, magnetometer, and very low frequency electromagnetic surveys, soil sampling, geological mapping and prospecting over geophysical anomalies, and core drilling. This led to the discovery of the Bruce Channel and Western Discovery Zone deposits in 2004. A mineral resource estimate was prepared for the Western Discovery Zone in 2004. Gold Eagle Mines was

created in 2006 and was purchased by Goldcorp in late 2008. Since acquisition, Goldcorp has performed core drilling and mineral resource estimation.
     In 2006, Goldcorp purchased the Campbell mine from Barrick, which had acquired Placer Dome the same year, and now holds 100 percent interest in the operations. Red Lake Gold Mines was formed on April 2, 2007 between Goldcorp Canada (28 percent interest) and Goldcorp (72 percent interest) for the principal purpose of operating and developing the combined operations of the Red Lake Complex and the Campbell Complex. On September 25, 2008, Goldcorp acquired 100 percent of Gold Eagle Mines Ltd., which held the Bruce Channel deposit and adjacent ground. The Cochenour (Bruce Channel) deposit was transferred to the Red Lake Gold Mines partnership. As of the Red Lake Report’s effective date, the deposit remains owned by Gold Eagle Mines Ltd., an Ontario corporation that is 100 percent owned by Goldcorp Inc. Goldcorp has continued drilling the deposits so as to generate sufficient drill intercepts and establish geological and grade continuity to support mineral resource estimation.
Geological Setting
     The Red Lake greenstone belt is situated in the western portion of the Uchi Subprovince. It consists of a series of eastward-trending belts of volcanic and sedimentary rocks and syn-volcanic intrusive rocks that span a time period of approximately 300 million years. The belt is defined by an east—northeast-oriented, bow tie-shaped anticline that is approximately 40 kilometres by 20 kilometres in extent. The Red Lake Gold Mines is underlain mainly by tholeiitic basalt and locally by komatiitic basalt of the Balmer assemblage. The mine sequences include peridotitic komatiite, rhyolite and associated mafic intrusions of the Balmer assemblage. The steeply—plunging, south—southwest-folded package is unconformably overlain by felsic volcaniclastic rocks, and clastic and chemical sedimentary rocks of the Bruce Channel assemblage defining an enveloping syncline—anticline couplet based on younging directions. The synform hinge is located on the north side of the Campbell Complex, east of the HG Young shaft underneath Balmer Lake and the anticlinal hinge is located in the south—central portion of the former party-wall boundary between the Campbell and Red Lake mines.
     Several large, sill-like intrusions, ultramafic to intermediate in composition, are present. The major mineralized zones, although hosted in basalt, are associated with a central ultramafic unit. In general, there are three types of mineralization zones encountered within the Red Lake—Campbell Complex: vein-type ore, disseminated sulphide ore and replacement ore. Structures at the site exhibit three trends: conformable northwest, north to south and east to west. The conformable structures are most common and are sub-parallel to the foliation. The vein systems follow these structures. Complex vein arrays are those which also include the north to south and east to west components. The arrays are most common near high angle mafic—ultramafic rock contacts. The high grade zone (“HGZ”) occurs in such an environment where enhanced dilatency developed and was sustained over a long period of time such that the vein geometry consists of conformable and complex vein arrays that are overprinted by replacement mineralization. The ore veins are normally structurally controlled; averaging 1.5 to 1.8 meters in width and extending over strike lengths ranging from 30 to 300 meters. Sulphide replacement zones vary from three to 12 meters in width and extend over a strike length of 120 to 180 meters.
     The Cochenour Complex (including the former Cochenour—Willans mine, the Western Discovery Zone, and Bruce Channel deposit) is underlain by complexly folded, intensely altered, massive and pillowed, mafic and ultramafic volcanic rocks and peridotite intrusions of the Balmer assemblage. Stratigraphy in the mine area strikes east to northeast as defined by interflow strata comprised of banded chert, argillite, siltstone and iron formations. The Cochenour—Willans mine appears folded about a southwest-trending antiform, plunging to the southwest at 50 degrees. A series of massive, rhyolite domes occurs along the west, northwestern flank of the former Cochenour Complex. The Bruce Channel assemblage rests unconformably upon the Balmer assemblage. The south limb of the antiform is defined by west- to west-northwest-trending Bruce Channel metasedimentary rocks. Sulphide mineralization characterized by pyrrhotite and pyrite is commonly found throughout and is invariably present in sections containing or surrounding gold mineralization. Arsenopyrite mineralization occurs frequently within and around the gold zones and a strong association has been documented between extensive zones of fine-grained acicular (felted) arsenopyrite and gold mineralization. Less common sulphides also indicative of the presence of gold include chalcopyrite, galena and sphalerite. The gold mineralization at the Western Discovery Zone is partly hosted within the intrusion and partly in a large inclusion of metasedimentary rocks. Gold mineralization is hosted in quartz veins and veinlet swarms, predominantly east-west trending, flat dipping to the south.

Exploration
     Exploration activities have included regional and detail geological and structural mapping, rock, silt and soil sampling, trenching, reverse circulation and diamond drilling, airborne geophysical surveys, ground IP geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.
     Since Goldcorp’s acquisition, a new grid was introduced to encompass all properties into one large localized grid and surveyed using Leica 1205 global positioning system (“GPS”). The grid is also referenced to both provincial and federal survey monuments in the area using static surveys of each control point. Regional and detailed geological mapping was completed by Goldcorp and Geological Survey of Canada personnel in a number of phases. Map results were used to elucidate regional lithological relationships, alteration and mineralization, and, in prospect-scale work, to identify areas of quartz veining, alteration, silicification and sulphide outcrop that warranted additional work. Soil, channel, adit, underground, grab and rock sampling were used to evaluate mineralization potential and generate targets for diamond drilling. Geochemical data have been superseded by production data. Airborne and ground geophysical surveys were used to vector into mineralization and generate targets for exploration drill programs. The exploration programs completed to date are appropriate to the style of the deposits and prospects.
Mineralization
     The Red Lake Complex has approximate deposit dimensions of 2.2 kilometers north—south, 3.2 kilometers east—west, and remains open down-dip. Mine workings extend to 2,027 meters depth, with the deepest drill intercept currently around 2,600 meter depth. Gold mineralization zones in the Balmer assemblage of the Red Lake trend can be broadly subdivided into two morphological groups, planar to curviplanar zones and plunging zones.
     Plunging ore zones may exhibit large tonnages of medium-grade, low-cost mineable material and also very high grades. Much of the ore is non-refractory, high grades being associated with strong silicification, arsenopyrite development and quartz veining. These higher grade, plunging, equant zones have involved more intense siliceous, arsenopyrite-rich replacement and higher degrees of dilation relative to lower grade examples and planar-mineralised zones.
     The HGZ consists of quartz-carbonate veins and breccia structures and arsenopyrite replacement mineralization within altered basalts and altered ultramafic rocks. The alteration consists of chlorite, biotite, silica, carbonatization and minor actinolite. The mineralization is characterized by consistent distribution of both coarse and fine flecks of native gold, fine acicular arsenopyrite and pyrrhotite. Accessory mineralization includes chalcopyrite and sphalerite. HGZ is comprised of several distinct lenses. Geometries are complex and may be oriented north-south, northwest-southwest, or east-west and exhibit average strike length of approximately 60 meters and extends for at least one kilometre. Certain mineralized zones at the Campbell Complex occur along a northwest to southeast foliation, and dip to the southwest at 70 to 80 degrees, while other zones are found along the contact of the central ultramafic unit and basalt units.
     In the Cochenour-Willans mine proper four styles of mineralization were identified: i) Main Sedimentary facies (“MSF”), ii) North South Veins, iii) Chert and iv) Main Zone. Although gold mineralization is found in a variety of lithologies, the key to significant gold mineralization has been the presence of intense silicification or veining (quartz and/or carbonate). MSF and Chert styles are hosted by east-west trending and the lithological units have been traced and modeled from 120 meters to 280 meters along strike and 500 meters in vertical extent. Widths may range to as much as 7.6 meters wide but generally average 2.5 to 5.0 meters. Gold mineralization within these zones is commonly associated with the arsenopyrite, but is also found within fractures. When the metasedimentary units are crosscut by north—south-trending veins, very high grade gold mineralization is commonly observed. The north—south quartz—carbonate veins are near vertical and in the lower portion of the mine are oriented at a strike of 340 to 360 degrees. Typically the veins are hosted within basalt units and formed within or adjacent shear zones that are two to ten meters wide. The veining is typically in basalts but also crosscut the east-west-trending metasedimentary units, with potential for very high-grade gold mineralization at and proximal to the intersection of the two. Typical widths range from 1.6 to 4.0 meters. The quartz-carbonate veins may be crosscut by later gold-bearing quartz veins with pyrrhotite and arsenopyrite. Minor amounts of pyrite, sphalerite and chalcopyrite may also be present. The Main Zone is found at or proximal to the contact of the East Bay serpentinite with basalts. North to south structures are found crosscutting this contact with gold mineralization found preferentially in quartz-carbonate veining at these intersections. Past work has indicated mineralized zones to be about three to six meters wide, exploited by stopes that were ten meters wide, and 15 meters to 60 meters long. The maximum dip extent reported was 200 meters. The Main Zone and West Carbonate zone are similar in mineralization style and setting.
     The Gold Eagle Deformation Corridor is located to the west of the Cochenour Mine workings and is approximately 50 to 100 meters wide, is a north to south-trending Gold Eagle Shear (“GES”), dipping to the west at 65 to 70 degrees in close proximity to the faulted unconformity with Bruce Channel assemblage rocks. The intersection of the Cochenour thrust with the GES defines a shallow plunge to the south to southwest, with gold mineralization discovered to date in this area confined to the footwall of the thrust and the GES. Gold mineralization is located parallel to and partially within the deformation corridor and/or immediately in the footwall. Over its considerable vertical (more than 1,500 meters) and horizontal strike (more than 800 metres) extent the zone is characterized by several styles of mineralization, including: i) quartz-actinolite flooding and/or large brecciated quartz carbonate veins, ii) strongly brecciated mafic volcanics with quartz-carbonate veining with biotite and carbonate alteration, and iii) strongly brecciated intermixed iron formation and mafic volcanics with quartz actinolite veining plus or minus arsenopyrite. Sulphides of pyrrhotite and pyrite may also be present and are more abundant within the metasedimentary units (cherts, banded iron formation and argillite). The mineralization is typically two to five meters wide, but is also commonly present as a series of stacked or multiple mineralized structures.
     The Western Discovery Zone is located approximately 500 meters west of the past producing Gold Eagle Mine shaft and bears similarities to gold mineralization seen at the Gold Eagle Mine. Two vein systems are in the mine: (i) the Gold Eagle vein: maximum of 0.8 metres in thickness, commonly part of a wider vein zone up to 1.2 metres wide, and (ii) the No. 1 Shearing: veining with minor sulphides (pyrite, pyrrhotite), and overall sulphides more abundant in well-fractured veining. Lesser chalcopyrite, galena also present together with free gold. Orientation of the structures are generally at 115 degrees/52 degrees south and are found within a granodiorite stock and greywacke pendants. The zone is comprised of three to four horizons of sub-horizontal veins ranging from one centimetre to 1.5 centimetres in thickness.
Drilling
Surface Drilling
     Surface drill methods typically employed core drilling methods. Core for surface drilling is typically NQ size being 47.6 millimetre diameter. Occasionally, surface core holes are reduced from NQ to BQ size being 36.4 millimeters if difficult drilling conditions are encountered. Underground core holes are typically NQ2 (1.99 inch diameter), BQ (36.5 millimeters) and AQTK (30.5 millimeters) sizes. The larger diameter core is primarily used in exploration programs where drill density is sparse and drill holes are normally greater than 300 meters in length. Underground definition and delineation drilling is AQTK wire-line (30.4 millimetre diameter) core and is based upon an approximate three to 15 meter interval spacing. Drilling performed at the Western Discovery Zone and Bruce Channel deposit was completed using primarily NQ size drill coring with a minor amount of BQ size drill coring. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes. The drill hole number, box number and starting depth for the box was written before its use and end depth was recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover. Core is transferred from the drill rig to Goldcorp’s core shacks located on the Cochenour or Red Lake Gold Mines mine sites. Surface and underground core is logged at the core facilities. Transport of exploration core boxes to the core shed was done by Goldcorp’s personnel that was managing the drill program or the drilling supervisor. Core is received at the core shack by Goldcorp personnel and organized for placement in core racks prior to logging by geology staff. Upon arrival at the core facility, drill core is marked up by a geologist and then geologically logged into the computer system utilizing a customized commercially available software program. All drill core is logged using computer codes for the various rock types, mineralization, alteration characteristics and structural/geotechnical data. The shear structures containing the various mineralized zones are logged in detail to establish the zone width and most appropriate sampling interval. Select drill holes are photographed and digital files are stored on hard disc.

     The collars of all drill holes are surveyed by transit for location, bearing and dip and tied into the mine grid using Topcon’s Hyper, dual constellation, real time kinematic system, which is a differentially corrected global positioning system. The GPS unit is regularly checked for calibration.
     Downhole surveys have been conducted in a systematic manner with a Gyroscopic survey instrument (unaffected by magnetics) used for drill holes steeper than 70 degrees, and a Reflex Maxibor survey instrument used for drill holes with flatter dips. Site specifications require downhole surveys at 30 meter intervals or less. Downhole surveys at the Campbell Complex have utilized the Reflex and Ranger electronic compass single-shot surveys tests. Most of the drill holes greater than 120 meters are surveyed using the Maxibore method. Since 2006 downhole surveying on both complexes utilizes a combination of testing equipment depending on the depth of holes.
     Due to the age of the operation and the time span of drilling on the Red Lake Gold Mines, there are a few drill holes where there is doubt about the intercept location. However, statistical tests of the drill results performed to date indicate that any location errors in drill holes that support estimation of Mineral Resources or Mineral Reserves are not material. Mining to-date has not encountered significant problems with miss located drill intercepts and ore outlines conform well to the outlines. Goldcorp continues to re-survey holes that appear to have location or downhole problems; however, the deviation in the drill holes is generally small and predictable.
     Core quality is very high in both the Red Lake and Cochenour Complexes, with core recovery on average greater than 95 percent on all core sizes. There are no areas where poor recovery is consistently encountered. The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource estimation.
Sampling and Analysis
     Since production recommenced at the Red Lake Gold Mines in 2000, all detailed infill (definition) drilling holes are sent as whole core for assaying. Whole core is often submitted where a deposit contains coarse gold. A certain amount of core is cut and retained. This core in recent years has been from select deep HGZ drilling and surface drilling. Core is being split in both complexes in such a way that host rock, veins/mineralization that are visible are and were oriented to give as best as possible equal halves. A variety of core that was drilled from various locations from surface and underground is stored on site.
     Currently, exploration drill data spacing for the Red Lake Gold Mines range from 45 meters to 100 meters. In development and stope areas, underground drilling infills this spacing to approximately 7.5 to 15 meters by 7.5 to 15 meters. Intercept spacing is variable due to the irregular location of drill sites and the complex distribution of the mineralized zones. In the Western Discovery Zone and Bruce Channel deposit areas, the exploration programs are currently delineating the mineralization on a drill spacing of approximately 100 meters by 100 meters.
     Muck and chip sampling is performed on a blast by blast basis by the production geology team, while muck sampling is done by the miner during the mucking process. Muck samples are used to provide a general guide and back-up information for day to day operation, while test holes are required to ascertain that no mineralization is missed in the walls of the stope. All chip samples are taken either by a geologist or an experienced sampler. A weighted average grade is determined for each blast based on the assay results of those samples influencing the grade of the volume blasted. These samples are most often collected at the mid-lift elevation. Occasionally, wall samples are also used to determine grade when the geometry of the vein dictated this usage. The volume used to calculate the blast grade is the estimated volume preceding the face. Although sampling guidelines are such that geologic boundaries are to be respected, the minimum sampling chip recommended is 0.15 meters. Where possible, 0.6 meter channel chips are preferentially taken, in an effort to duplicate the optimized drill sample interval of 0.6 meters. Production chip samples typically weigh about one kilogram. Samples along the chip sample string bracketing the mineralized structures are carefully taken to assist in the modeling of mineralized structures. Computerized modeling is facilitated by snapping to the grading selvage in contact with waste when the geologist is wire-framing a three-dimensional solid interpretation of the of an ore lens.
     Muck samples are taken extensively during mining, and are collected from the majority of the ore blasts during silling and subsequent mining. On average, at both complexes one muck sample is taken for every 20 tonnes of ore. At the Campbell Complex muck samples are used for reconciliation whereas at the Red Lake Complex chip samples are the predominant assay type used in reconciliation.

     Test-hole sampling is used at the mines as a grade control tool only. Generally, test-holes are 2.4 meters long and three samples are collected from each. Test-hole results are used only to identify economic mineralization in the walls of drifts and stopes and are not used to estimate grade. This information may result in further extraction, as required, to recover additionally-defined mineralization.
     In the opinion of the authors of the Red Lake Report, the sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.
Data Verification
     Validation checks are performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data. The database that supports Mineral Resource and Mineral Reserve estimation is validated using quality control routines in the acQuire® software program to check for gaps, overlaps and duplicate entries. The data then runs through a final check when the logging is performed and the data is set for approval. Datamine is used as a final check to verify the location and accuracy of chip samples and drill holes. Where errors are noted, the geologists fix the problem, prior to the database being used for estimation purposes. The process of data verification for the Red Lake Gold Mines has been performed by external consultants and Goldcorp personnel. Goldcorp considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken. The authors of the Red Lake Report have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Red Lake Gold Mines adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning: no sample biases were identified from the quality assurance and quality control (“QA/QC”) programs undertaken; sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposit; external reviews of the database have been undertaken in support of acquisitions, support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted.
Security of Samples
     From the Red Lake Gold Mines inception to date, Red Lake Gold Mines staff of the operator at the time were responsible for the following: sample collection, core splitting, preparation of samples for submission to the analytical laboratory, sample storage and sample security. Staff have been responsible for Red Lake—Campbell Complex run-of mine assaying during the period 1949 to present, which was performed in the mine site laboratories.
Red Lake and Campbell Complexes
     The Campbell and Red Lake run-of-mine laboratories primarily performed day to day assays for mining operational purposes; however, exploration core has also been processed through the laboratories. Neither laboratory has held International Organization for Standardization (“ISO”) accreditation, all remaining laboratories used for Red Lake Gold Mines analytical data have held ISO certifications since 2001. From 2000 to 2010 the in-house laboratory at the Campbell Complex has typically processed definition core and performed day to day assays. Exploration core for the Campbell Complex has been processed by offsite laboratories since 2002 to 2003.

	Year			Percentage of Samples
Lab Name	From	To	Types of samples	2008	2009	2010	Three Year Total
Accurrassay Laboratories Ltd.	2008	Present	All surface core and some exploration	29.6	18.3	32.8	27.3
Activation Laboratories Ltd.	2009	Present	Some exploration samples		4.1	0.2	1.3
ALS Chemex	1996	2008	Exploration and surface samples	10.9			3.8
Campbell Lab	1949	Present	Campbell Complex Mine production samples and most definition	26.9	42	46.5	38.3
Goldcorp Lab	1949	1996	Mine production samples and all core
SGS Canada Inc.	1996	Present	Red Lake Complex Mine production samples and some exploration and definition samples	32.7	35.6	20.6	29.3
TSL Laboratories	2000	2005	Exploration samples

Cochenour Project
     Samples from the drill programs completed by Goldcorp at the Cochenour Complex were submitted primarily to Accurassay in Thunder Bay. Actlabs and ALS Chemex acted as check laboratories.. With the daily importing of digital assay certificates, data entry personnel identify and resolve problems as necessary including reruns of the batches. Yearly, quarterly QA/QC statistics with charts have been created for a standard review of the laboratory. The sample prep and analysis for all samples is carried out the same, for all laboratories in use. Sample preparation for exploration and run-of-mine samples consists of drying as required, crushing, and selection of a sub-split which is then pulverized to produce a pulp sample sufficient for analytical purposes. In all cases, production samples and drill core are kept separate in the mine site laboratories to reduce the risk of contamination. Samples are typically analyzed using fire assay with a gravimetric or atomic absorption finish, depending on the anticipated grade of the sample. In 2010, selected exploration drill core samples were submitted for inductively-coupled plasma analysis as well as the regular FAAA/GRAVanalysis. A certain percentage of the Red Lake Gold Mines samples were also selected for pulp metallic analysis. At least five percent of the total sample volume submitted for assay as QA/QC samples. One blank or standard reference material (“SRM”) sample is inserted in every twenty to twenty-five samples. The geologist specifies whether a blank or SRM is to be used together with the required SRM range grade range.
     When a QA/QC sample fails, a re-run of the batch may be requested. At times, ten samples before the QA/QC sample and ten samples after the QA/QC are sent for re-runs. Once assays are imported into the database the qualified geologists review the assay values and may also request reruns of specific samples if the result is not what was estimated. Goldcorp personnel regularly conduct visits to the various laboratories to conduct a “mini-audit” where employees are observed to ensure that laboratory policies and procedures are being followed. Equipment is also inspected to ensure they are maintained, in good working order and any issues are brought to the attention of the manager. Daily QA/QC is done to ensure the assays being imported into the database are correct. Mine and exploration geologists are required to review the assays and approve or reject them if deemed necessary. Charts and data are examined and reruns are requested where necessary. Bi-weekly reports hi-lighting differences between the estimated grade of samples logged and the actual result are sent to each geologist to review the assays pertaining to their drill program or production sampling, ensure they are acceptable, approve or reject, and if needed, request reruns from the laboratories. Check samples were selected from the labs and sent to a different laboratory for further analysis.
     Drill core sample security is maintained at Red Lake-Campbell Complex and Cochenour Complex through supervision of transport of the core from the underground/surface drill or sample site, through to the logging facility and to the in-house or external assay laboratories. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Assay pulps and crushed reject material are returned to the geology department, and stored on site. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth.
     The authors of the Red Lake Report are of the opinion that the quality of the gold analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Reserves for Red Lake Gold Mines as of December 31, 2010:
Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Proven	2.08	16.54	1.11
Probable	7.86	11.92	3.01
Proven + Probable	9.94	12.89	4.12

(1)	The Mineral Reserves for Red Lake Gold Mines set out in the table above have been estimated by Stephane Blais, P.Eng., Red Lake Gold Mines, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Based on a gold price of $950 per ounce, an exchange rate of 1.10 and using an economic function that includes variable operations costs and metallurgical recoveries.

(3)	The estimated metallurgical recovery rate is 96.5% for the operation as a whole.

(4)	Global cut off grade of 7.50 grams per tonne (0.22 ounces per tonne) and marginal cut off grade of 5.59 grams per tonne (0.15 ounces per tonne) used as economic indicators only.

(5)	Numbers may not add up due to rounding.

(6)	To date, no Mineral Reserves have been prepared or disclosed for Cochenour.
     The following table sets forth the estimated Mineral Resources for Red Lake Gold Mines as of December 31, 2010:
Measured and Indicated Mineral Resources (1)(2)(3)(4)(6)
(excluding Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes	Grade	Contained Metal
		(millions)	(grams per tonne)	(millions of ounces)

Red Lake Gold Mines	Measured	1.61	17.35	0.90
	Indicated	3.83	11.87	1.46
	Measured + Indicated	5.44	13.49	2.36
	Inferred	3.23	16.77	1.74

Cochenour Deposit(5)	Measured	—	—	—
	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	7.61	11.04	2.70

(1)	The Mineral Resources for Red Lake Gold Mines and the Cochenour Deposit set out in the table above have been estimated by Chris Osiowy, P.Geo., Red Lake Gold Mines, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Based on a gold price of $1,100 per ounce and an exchange rate of 1.05.

(3)	Mineral resources are reported using variable cut-off grades depending on the mineralization type and zone; The in situ block model has been diluted to minimum horizontal widths of 2.1 metres (7 feet).

(4)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(5)	The Inferred Mineral Resources for Cochenour are calculated using a top cap grade of 200 grams per tonne gold and a lower cut-off of 4 grams per tonne gold.

(6)	Numbers may not add up due to rounding.
     Environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints have been taken into account. The Mineral Reserves are acceptable to support mine planning. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity, operating and capital assumptions used; rock mechanics (geotechnical) constraints; constant underground access to all working areas; metal recovery assumptions used.

Mining Operations
     Red Lake Gold Mines consists of a single underground operating mine (Red Lake and Campbell Complexes) and an advanced underground exploration program (Cochenour). Mining consists of: longhole and mechanized underhand or overhand cut and fill techniques and development mining methods. In 2011, Red Lake Gold Mines will produce 2,631 tonnes per day from which 51 percent will be provided by the Red Lake Complex and the remaining 49 percent from Campbell Complex. Production forecasts are achievable with the current equipment and plant, replacements have been acceptably scheduled. Goldcorp has developed a series of management programs for environmental activities, tailings management and occupational health and safety that enable the company to reach its commitments.The financial analysis is based on a pre-tax model. There are no royalties payable on the Red Lake Gold Mines for the current operations. There is a three percent net smelter return royalty payable to Avitel Enterprises Inc. and one percent net smelter return royalty to Royal Gold Inc. from certain claims should production occur from the Cochenour Complex. The predicted mine life of seven years is achievable based on the projected annual production rate and the Mineral Reserves estimated. Due to the limited capital required ($363 million) versus the cash flow ($2,083 million) generated by the Red Lake Gold Mines, payback and internal rate of return calculations are not reported in the Red Lake Report.
     As any typical underground mine, the quantification of Mineral Reserves is limited by the ability to define ore zones in advance of mining. Red Lake for example has been a producing operation for more than 60 years and has never had more than 8 to 10 years of Mineral Reserves at any time throughout that period. Deliberate efforts to install exploration drifts in strategic locations of the mines have allowed for the routine exploration of various orebodies as the mine progresses. Goldcorp considers that with additional drilling, and taking into the known depth extensions and offsets of current ore zones, there is good potential that the mine life can be extended beyond 2018.
Exploration and Development
     Cochenour shaft expansion, the Red Lake Cochenour drifts and the Red Lake 42-47 Bore hole hoist are three intensive capital projects currently ongoing to provide access to the Cochenour and Red Lake ore bodies at depth. The horizontal development is planned for both the Red Lake and Campbell Complexes at 14 meters per kilo-tonne of ore with an additional one meter per kilo-tonne of vertical development.
     Red Lake Gold Mines Drilling for 2011 is targeting the HGZ, Footwall zone, Party Wall, Deep Campbell, Red Lake upper mine and Surface.
     Cochenour Drilling for 2011 is targeting the Upper Main and Footwall zones, Western Discovery, and the McKenzie Red Lake mine area at depth. The 2011 deep directional drilling project will provide better intersection angles through the Upper Main, a broader transect through the Footwall zone mineralization, target existing areas of limited drill coverage, and look to expand the know strike extent of the zones both north and south.
MEXICO
     The Corporation’s properties in Mexico include the Peñasquito Mine, the Los Filos Mine, the El Sauzal Mine, the Noche Buena Project and the Camino Rojo Project. During 2007, construction and commissioning of the Los Filos project was completed and Los Filos achieved commercial production, as defined by Canadian generally accepted accounting principles, as of January 1, 2008. During 2010, construction and commission of the Peñasquito project was completed and Peñasquito Mine achieved commercial production, as defined by Canadian generally accepted accounting principles, as of September 1, 2010.
PEÑASQUITO MINE, MEXICO
     The Peñasquito Mine is indirectly wholly-owned by Goldcorp. The Peñasquito Mine is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore. The oxide ore is processed through a heap leach/Merrill-Crowe facility that went into production in February 2008. The first gold pour for the oxide circuit was on May 10, 2008. Line 1 of the sulfide plant started operating in September 2009 and first concentrate was shipped November 2009. Construction is underway on line 2 and the High Pressure Grinding (“HPGR”) circuit of the sulfide facility. The Peñasquito Mine achieved commercial production in September, 2010. Prior to this time the Peñasquito Mine was referred to as the “Peñasquito Project”. Goldcorp’s Noche Buena Project and Camino Rojo Project are located near the Peñasquito Mine.

     Guillermo Pareja, P.Geo., Manager Resource Evaluation for Goldcorp Inc., Peter Nahan, AusIMM., Senior Evaluation Engineer for Goldcorp Inc. and Maryse Belanger, P.Geo., Director Technical Services for Goldcorp Inc., prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011 (the “Peñasquito Report”). Guillermo Pareja, Maryse Belanger and Peter Nahan are qualified persons under NI 43-101. The following description of the Peñasquito Mine has been summarized, in part, from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Mine. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Property Description and Location
     Goldcorp owns through its indirectly wholly-owned subsidiaries, 100 percent of the Peñasquito Mine. The operating entity for the Peñasquito Mine is a Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. Peñasquito is situated in the western half of the Concepción del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.
     The Peñasquito Mine is comprised of 130 exploitation concessions, covering a total area of approximately 122,534 hectares which contains the, Peñasco and Brecha Azul (Chile Colorado) deposits. Concessions were granted for durations of 50 years. The Peñasco and Brecha Azul deposits are primarily within the Alfa, Beta, La Peña, Las Peñas and El Peñasquito concessions. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount.
     Goldcorp holds additional tenure in the greater Peñasquito Mine area (within about 200 to 300 kilometres of the Peñasquito Mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties. Two of these wholly-owned deposits, Camino Rojo and Nocha Buena, are under conceptual evaluation as potential stand-alone heap leach operations due to the low precious metal grades of these deposits and may benefit from potential administrative synergies with the Peñasquito Mine mining operation. However, the deposits will not be developed as satellite operations for the Peñasquito Mine, and are not considered to be part of the Peñasquito Mine.
     A two percent net smelter return royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations. In 2007, Silver Wheaton acquired 25 percent of the silver produced over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.
     Environmental liabilities were limited to those that would be expected to be associated with an open pit mine that is in the early production phases, and includes the open pit, roads, site infrastructure, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared, and closure costs are currently estimated at $28,812,334.
     Goldcorp holds the appropriate permits under local, state and federal laws to allow mining operations.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito Mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is an airport on site and airports in the cities of Zacatecas and Monterrey.
     Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011 Goldcorp signed a power delivery agreement (the “Power Agreement”) with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 200 to 250 megawatt gas-fired combined cycle power plant to deliver electricity to the Peñasquito Mine for a minimum term of 20 years, subject to regulatory and environment approvals and is expected to begin construction during 2011 with completion projected in 2014. Process and potable water for the Peñasquito Mine is sourced a water field located six kilometres west of the Peñasquito Mine. Permits to pump up to 35 cubic megametres of this water per year have been received. The Peñasquito Mine recycles almost 100 percent of the water it uses in the mining process.
     There is sufficient suitable land available within the Peñasquito Mine for tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities.
     Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco Azul open pits are held by private individuals and three ejidos. Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the ejidos through the process have been positive. Goldcorp holds sufficient surface rights in the Peñasquito Mine area to support the mining operations, including provisions for access and powerlines.
     The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round. The Peñasquito Mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events.
     The Peñasquito Mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.
History
     The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.
     Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito Mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito Mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation (“RC”), and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.
     In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100 percent interest in the Peñasquito Mine from Kennecott. Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets.
     Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed 14 core holes (4,601 metres), 11 of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper.

     From 2002 to 2009, Western Copper completed an additional 874 core and RC drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.
     During 2005, a drill rig was used to perform geotechnical field investigations were performed to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed.
     Construction in the Peñasquito Mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.
Geological Setting
Regional Geology
     The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,500 to 2,000-metre thick limestone sequence.
     Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz—feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.
Local Geology
     The Mesozoic sedimentary units of the Mazapil area were folded into east-west arcuate folds, cut by northeast- and north-striking faults, and intruded by Tertiary granodiorite, quartz monzonite, and quartz—feldspar porphyry. Tertiary stocks and batholiths are exposed in the ranges, while the valleys are filled with alluvium, generally a few tens of metres thick. Two diatreme breccia pipes, believed to be related to quartz—feldspar porphyry stocks beneath the Peñasquito Mine, explosively penetrated the Mesozoic sedimentary units, and probably breached the surface. Eruption craters and ejecta aprons have since been eroded away. The current bedrock surface at the Peñasquito Mine is estimated to be a minimum of 50 metres below the original paleo surface when the diatremes were formed. There may have been up to several hundred meters of erosion since the time of mineralization. Alluvium thickness now averages 30 to 50 metres at the Peñasquito Mine. There was one small outcrop exposure at the Peñasquito Mine, of breccias near the center of the Peñasco diatreme, rising about 5 metres above the valley surface. The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold—silver—zinc—lead mineralization at the Peñasquito Mine. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.
Property Geology
     Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 metres in diameter immediately below alluvium. Polymetallic mineralization is hosted by the diatreme breccias column and surrounding sandstone and siltstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, determined by clast composition: sediment-clast breccia, mixed-clast (sedimentary and igneous clasts), and intrusive-clast breccias, from top to bottom within the breccia column.

Sedimentary rock clasts consist of Caracol siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. A variety of dikes cut the breccia column and immediately adjacent clastic wall rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz—feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias.
     Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite—pyrite—quartz (phyllic) alteration assemblage, surrounding sericite—pyrite—quartz—calcite assemblage, and peripheral chlorite—epidote—pyrite (propylitic) alteration halo. A halo of generally lower grade disseminated zinc—lead—gold—silver mineralization lies within the sericite—pyrite—quartz—calcite assemblage surrounding the two breccias. Disseminated and lesser fracture-controlled electrum, sphalerite, galena, and various silver sulphosalts are hosted by milled-clast breccias within the diatremes and by Cretaceous clastic units in the surrounding mineralized halo. Alteration, mineral zoning, porphyry intrusion breccia clasts, and dykes all suggest the deposits represent distal mineralization some distance above an underlying quartz—feldspar porphyry system. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of fractures within the central axis of the broad northwest oval of sericite—pyrite—quartz—calcite alteration. The dominant foliation direction observed in the outcrop of breccia at Peñasco is also northwest-trending. Both are thought to reflect the orientation of the porphyry intrusion underlying the known mineralization.
     Mantos-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides. The sulphides are generally dominated by sphalerite and galena, with variable concentrations, but also contain significant pyrite. Gangue minerals are subordinate in these strata-replacement mantos and cross-cutting chimneys, although calcite is usually present. Stratiform and chimney mantos are characterized by their very high zinc, lead, and silver contents, with variable copper and gold contributions. Mantos and skarn mineralization have also been discovered lying beneath the planned open pits in limestone units adjacent to the diatremes and above the source of cross-cutting quartz—feldspar porphyry dykes.
Exploration
     Exploration activities on the Peñasquito Mine have included geological mapping, RC and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.
     From 2006 to 2010, Goldcorp completed 42 core and RC drill holes, including metallurgical, geotechnical and condemnation drilling. An updated feasibility study was completed and mine construction was commenced during this period.
     During 2010, an exploration drilling program was completed to test whether there was sufficient mantos-hosted mineralization at depth adjacent to the Peñasquito diatrema to support potential underground development. A total of 7,317 meters was drilled in six mantos test holes. Mantos were detected at 900 metres below surface and the exploration potential remains both at depth and laterally. Within the greater Peñasquito Mine area, there is also potential for additional deposit styles, including base metal skarns and porphyry-related disseminated deposits. Exploration for these deposit styles is at a conceptual/early exploration stage.
     The aeromagnetic survey defined an eight kilometres by four kilometres, north to south-trending magnetic high centered approximately on the Outcrop (Peñasco) Breccia. Magnetometer surveys suggested the presence of deep-seated granodiorites, and indicated a relationship between mineralization and the underlying intrusions. IP surveys were instrumental in locating sulphide stockworks at the Chile Colorado zone, and the gravity survey helped identify the Brecha Azul diatreme. In almost all instances, the geophysical surveys indicated the presence of numerous anomalies scattered across the Peñasquito Mine.
     In the opinion of the authors of the Peñasquito Report, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito Mine and support the genetic and affinity interpretations.

Mineralization
     Sulphide mineralization occurs in the Peñasco deposit, beneath and adjacent to the outcrop breccia, and in the Chile Colorado deposit, located about 1.5 kilometres southeast of Peñasco. Both deposits are centered on diatreme breccias pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.
     Mineralization consists of disseminations and veinlets of medium to coarse-grained sphalerite, galena, argentite, a variety of other antimony-dominated sulphosalts, including bournonite, jamesonite, tetrahedrite, polybasite, pyrargyrite, stibnite rare hessite and a common gangue of sericite and calcite, with minor quartz, rhodochrosite, and fluorite. In the opinion of the authors of the Peñasquito Report, the mineralization style and settling of the deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.
Drilling
     Drilling completed on the Peñasquito Mine for the period 1994 to 2010 is comprised of 958 drill holes totalling 524,748 metres. Drilling has focused on three principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Northeast Azul, and Luna Azul) and the Peñasco Zone (including El Sotol).
     RC drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some RC drilling was performed as pre-collars for core drill holes Sample recoveries were not routinely recorded for RC holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres).
     Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover.
     All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.
Geotechnical Drilling
     Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly.
     Core orientation was accomplished using two independent methods: clay impression and a mechanical downhole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock. Drill holes to WC-250 were also geotechnically logged.
     Core recovery for the Peñasquito Mine drilling averaged 94 percent.
Geological Logging
     Logging of RC drill cuttings and core utilized standard logging procedures. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. Core was photographed and video recorded from collar to toe, these digital files are stored on hard disc. Geotechnical logging for pit design purposes was typically completed at 3 metre intervals, and recorded on compact discs. For site location purposes, geotechnical logging included sample descriptions, SPT blow counts, sample numbers and visual classifications based on the united soil classification system.
Collar Surveys
     Collar surveys have been performed by a qualified surveyor since 2002. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.
Downhole Surveys
     Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole.
Deposit Drilling
     Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metres spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately eight kilometres east to west by 4,500 metres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.
Blasthole Drilling
     Drilling for all materials is on 15 metre benches drilled with 1.5 metres of sub-grade, using seven blast hole drill rigs.
     The drill sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold, silver, and base metals grades in the deposits, reflecting areas of higher and lower grades;
Sampling and Analysis
     Peñasquito Mine project staff was responsible for sample collection, core splitting, run of mine assaying, preparation of samples, storage and security from inception to date.
     RC drill cuttings were sampled at intervals of two metres. The material was split at the drill into several portions of 12 kilograms or less. A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into files for computer processing.
     The standard sample interval is 2 metres. Some samples are limited to geological boundaries and are less than two metres in length. Logging was completed at the drill site prior to splitting. Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core was assayed every two metres out of 20 unless geologic inspection dictated otherwise.
     A senior Goldcorp geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.
     Standard reference material samples and blanks were inserted into the sample stream going to the assay laboratory in a documented sequence. Cut samples were bagged and numbered in polyethylene bags. Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag. A Minera Peñasquito truck transports the sacks to the ALS

Chemex laboratories in Guadalajara, Mexico, approximately once per week. ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. The run-of-mine laboratory is not certified.
     Blast holes are sampled as whole-hole samples by an experienced sampler.
     During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah. Specific gravity data were used to assign average bulk specific gravity values by lithology.
     In the opinion of the authors of the Peñasquito Report, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes. Sizes of the sampled areas are representative of the distribution and orientation of the mineralization and sampling is representative of the gold, silver, and base metal grades in the deposits, representing areas of higher and lower grades.
     A number of independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality on the Peñasquito Mine. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted. Goldcorp performed sufficient verification of the data and database to support mineral resources and mineral reserves being estimated.
Security of Samples
     Blanks and standard reference materials have been used in sampling programs by Goldcorp. The seven SRMs were prepared by Metcon Research, Tucson, AZ from Peñasquito Mine mineralization. Blank samples comprise non-mineralized limestones from the general Peñasquito Mine area.
     Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. The system with data electronically entered (without a paper log step) is still being implemented. Assays were received electronically from the laboratories and imported directly into the database. Drill hole collar and down hole survey data were manually entered into the database. Data are verified on entry to the database by means of in-built program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.
     Paper records were kept for all assay and QA/QC data, geological logging and bulk density information, downhole and collar coordinate surveys. All paper records were filed by drill hole for quick location and retrieval of any information desired. Assays, downhole surveys, and collar surveys were stored in the same file as the geological logging information. In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.
     Sample security was not generally practiced at the Peñasquito Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles. Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth oarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

     Typically, drill programs included insertion of blank, duplicate and CRM samples. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold, silver, and base metal analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.
     The authors of the Peñasquito Report are of the opinion that quality of the gold, silver and base metal analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analyses and security are generally performed in accordance with exploration best practices and industry standards.
Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Reserves for the Peñasquito Mine as of December 31, 2010:
Proven and Probable Mineral Reserves (1)(2)(5)(6)(7)

			Grade				Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)	(millions of pounds)

Peñasquito Mine	Proven	719.99	0.51	27.0	0.27	0.65	11.88	625.69	4,303	10,376
Mill (3)	Probable	701.42	0.28	19.6	0.19	0.47	6.29	443.03	2,972	7,198
	Proven + Probable	1,421.41	0.40	23.4	0.25	0.57	18.17	1,068.72	7,275	17,575

Peñasquito Mine	Proven	18.69	0.23	20.1	—	—	0.14	12.07	—	—
Heap Leach (4)	Probable	49.11	0.17	15.5	—	—	0.26	24.48	—	—
	Proven + Probable	67.80	0.18	16.8	—	—	0.40	36.55	—	—

(1)	The Mineral Reserve estimates for the Peñasquito Mine set out in the table above have been prepared under the supervision of Peter Nahan, AusIMM., Senior Evaluation Engineer for Goldcorp Inc. who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Based on a gold price of $950 per ounce, a silver price of $15.00 per ounce, a lead price of $0.70 per pound and a zinc price of $0.80 per pound.

(3)	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5% to 64% for gold, 5% to 65% for silver, 63% to 72% for lead and 75% for zinc.

(4)	The estimated metallurgical recovery rate the Peñasquito Mine (Heap Leach) is 50% for gold and 22% to 28% for silver.

(5)	Au and Ag cut-off grades above are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs.

(6)	Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.

(7)	Numbers may not add up due to rounding.
     The following table sets forth the estimated Mineral Resources for the Peñasquito Mine as of December 31, 2010:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)
(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal
	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)	(millions of pounds)

Peñasquito Mine	Measured	32.23	0.25	23.51	0.27	0.67	0.26	24.36	195	479
Mill	Indicated	248.38	0.27	30.81	0.31	1.05	2.14	246.02	1,690	5,769
	Measured + Indicated	280.60	0.27	30.00	0.30	1.01	2.40	270.38	1,886	6,248
	Inferred	40.79	0.17	30.82	0.18	0.38	0.22	40.41	165	346

Peñasquito Mine	Measured	0.23	0.18	11.14	—	—	0.00	0.08	—	—
Heap Leach	Indicated	3.83	0.18	15.84	—	—	0.02	1.95	—	—
	Measured + Indicated	4.06	0.18	15.60	—	—	0.02	14.50	—	—
	Inferred	1.74	0.12	14.50	—	—	0.01	0.81	—	—

(1)	The Mineral Resource estimates for the Peñasquito Mine set out in the table above have been prepared by Guillermo Pareja, P.Geo., Manager Resource Evaluation for Goldcorp Inc., who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Mineral resources are inclusive of mineral reserves and include dilution.

(3)	Mineral Resources are based on a gold price of $1,100 per ounce, a silver price of $17.00 per ounce, a lead price of $0.85 per pound and a zinc price of $0.90 per pound.

(4)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(5)	Numbers may not add up due to rounding.

(6)	Mineral resources are reported to a cut-off grade of $0.01 per tonne for open pit Mineral Resources.

(7)	Mineral resources are defined with Lerchs-Grossmann pit shells.

Mining Operations
Mining Method and Metallurgical Process
     The Peñasquito Mine consists of a leach facility that will process a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that will process a nominal 130,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. By year-end 2010, the key process plant elements were in place, leach pad and mine roads constructed, pre-strip of the Peñasco deposit completed, and the operation was ramping up to full capacity. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.
     Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. As of December 31, 2010, a total of 39,177,060 dry metric tonnes of ore with an average grade of 0.28 grams per tonne of gold and 26.9 grams per tonne of silver were placed on the leach pad. A total of 78,399 ounces of gold and 3,006,262 ounces of silver were produced from the oxide facility in 2010. Recoveries averaged 55.9 percent for gold and 21.3 percent for silver.
     The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco zone and one on the Azul/Chile Colorado zone. Currently only the Peñasco portion of the pit is in operation, using a conventional truck-and-shovel fleet.
     Drill patterns range from nine metres by nine metres in overburden to six metres by six metres in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to assure rock fragmentation of about 127 to 152 millimetres for leaching. In 2012, an in-pit crushing and conveying system is planned to be operational.
Oxide Ore
     Run-of-mine oxide ore will be delivered to the heap leach pile from the mine by haul trucks. Lime will be added to the oxide ore, prior to addition of the oxide ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.
Sulphide Ore
     Run-of-mine sulphide ore will be delivered to the crusher dump pocket from the mine by 290 tonnes rear-dump—haul trucks. The crushing circuit is designed to process as much as 148,000 tonnes per day of run-of-mine sulphide ore to 80 percent passing 159 millimetres. The crushing facility initially consisted of a gyratory crusher capable of operating at 92 percent utilization on a 24-hour-per-day, 365-days-per-year basis; a parallel in-pit crushing circuit has been included to support higher throughput.
     Production of line 1 of the sulphide plant was initiated September 19, 2009. Line 2 was initiated in June 8, 2010 and the high pressure grinding roll commissioning tests were started in December 2010. As of December 31, 2010, a total of 20,637,592 dry metric tonnes of ore with an average grade of 0.28 grams per ton of gold, 27.56 grams per tonne of silver, 0.63 percent zinc and 0.38 percent lead was produced from the sulphide plant facility in 2010, for a total of 98,709 ounces of gold, 12,162,184 ounces of silver, 181,711,263 pounds of zinc, and 102,547,269 pounds of lead. Recoveries averaged 54.0 percent for gold, 66.5 percent for silver, 59.3 percent for zinc, and 63.7 percent for lead.

Mine Life and Expected Payback Period
     The mine plan and financial analysis are based on a detailed production schedule. The original life-of-mine site budget plan 2010 was based on $850 per ounce of gold and operating parameters derived from the 2010 site budget plan and consisting of production schedules, operating parameters and operating costs. Production during 2011 will be 192.3 metric tonnes. The production rate for the period 2012 to 2017 is projected to be 451,000 to 631,000 tonnes per day. The mine will supply sulphide ore to the plant to meet the ramp-up schedule peaking at a rate of 47.5 metric tonnes of sulphide ore per year. The total material mined per year will peak at 251.0 metric tonnes per year (689,000 tonnes per day). The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet.
     The Peñasco pit will provide the only sulphide mill feed through 2013 and will continue to provide mill feed through 2030. Waste stripping will begin in Chile Colorado in 2013 and sulphide ore will be mined during 2014 through 2032. The sulphide mill feed will be from both pits during 2014 and 2032. The payback for the initial capital investment in the Peñasquito Mine was 7.9 years from commencement of the Peñasquito Mine in 2007, which means that under this scenario the Peñasquito Mine achieved payback by the fourth quarter of 2014. Goldcorp prepared an economic analysis which confirmed that the economics based on the Mineral Reserves over a 22-year mine life could repay life-of-mine operating and capital costs.
Markets/Contracts
     Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Peñasquito Mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton.
     The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market. In addition to the forward sales contract for silver production with Silver Wheaton, Goldcorp has entered into forward sales and collar option agreements for the base metals volumes in relation to Peñasquito Mine concentrate sales.
Taxes
     The income tax rate applicable to corporations in Mexico was increased from 28 percent to 30 percent as of January 1, 2010. The rate will be applied only during 2010, 2011 and 2012. In 2013 the rate will be reduced to 29 percent, and further reduced to 28 percent in 2014.
Environment
     Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration.
     Reviews of environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves.
Exploration and Development
     Exploration potential remains under the current open pits, and may support underground mining. Goldcorp is currently investigating an option of mining mineralization outside the area of the current open pit design using bulk mining methods such as block caving. This option is envisaged as a possible source of additional mine life following the cessation of open pit mining in 2032. Goldcorp is also investigating the potential for underground mining of the mantos mineralization during the open pit mine life. This could utilize selective mining methods such as longhole stoping or cut-and-fill. These studies are at an early, conceptual stage, and no underground Mineral Resources or Mineral Reserves have been declared.
CENTRAL AND SOUTH AMERICA
     The Corporation’s properties in the Central and South America region include the Alumbrera Mine, the Marlin Mine, the Pueblo Viejo Project, the El Morro Project, the Cerro Blanco Project and the Cerro Negro Project.
MARLIN MINE, GUATEMALA
     Andrew S. Tripp, P.Eng., prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Marlin Gold Operation, Guatemala, NI 43-101 Technical Report” (the “Marlin Report”) dated March 21, 2011. Mr. Tripp is a qualified person under NI 43-101. The following description of the Marlin Mine has been summarized, in part, from the Marlin Report and readers should consult the Marlin Report to obtain further particulars regarding the Marlin Mine. The Marlin Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Project Description and Location
     The Marlin Mine and associated exploration assets are 100 percent owned by Montana Exploradora de Guatemala, S.A. de C.V. Entre Mares de Guatemala, S.A., and Peridot S.A., all indirectly wholly-owned subsidiaries of the Corporation. The Marlin Mine is located in the northern section of the province of San Marcos approximately 140 kilometres northwest of the capital, Guatemala City. The Marlin Mine facilities are divided amongst the municipalities of San Miguel Ixtahuacan and Sipacapa.
     The Marlin Mine consists of one 2,000 hectare exploitation concession (the “Marlin Concession”) and a claim to about 545.25 kilometres squared of exploration concessions surrounding the Marlin Concession. The concessions were “coordinate staked”, filed only referenced to Universal Transverse Mercator (“UTM”) coordinates. The Marlin Concession will expire in 2028 and is subject to a yearly fee of approximately $4,000. The annual work requirements are to exploit the mineral deposit, and present an annual report detailing quantities of minerals extracted and sold, among other technical information. Exploration concessions are granted for durations that range from three years to seven years. A royalty of one percent on gross revenues is payable on the exploitation stage. A 0.1 percent voluntary royalty on gross revenue is paid to the municipality of Sipacapa.
     The Corporation holds sufficient legal surface rights to cover all current Marlin Mine activities, though steps are still being taken to have title to surface rights registered in the Corporation’s name,primarily due to the lack of written title. The Corporation continues to purchase selected surface rights parcels to expand mine buffer areas, exploration purposes and to extend Mineral Reserves.
     Environmental liabilities are limited to those that would be expected to be associated with an operating gold mine where production occurs from open pit and underground sources, including roads, site infrastructure, waste dumps and tailings storage facilities. All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Marlin Mine have been obtained and are in good standing.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Marlin Mine is located in the municipality of San Miguel Ixtahuacan, a region with approximately 40,000 inhabitants and is accessible by paved and gravel roads from Huehuetenango 50 kilometres to the northeast, or San Marcos 70 kilometres to the southwest. It is approximately 300 kilometres by paved and gravel roads from Guatemala City. There is an 800 metre all weather airstrip located within the Marlin Mine perimeter as well as a helicopter pad.

     The climate is predominately warm and dry with well defined wet and dry seasons. The majority of the annual rainfall, 1,008 millimetres, is received during the wet season from May through October. The average yearly temperature in the area is approximately 25 degrees Celsius, but can range from 0 degrees Celsius to as much as 40 degrees Celsius. Mining operations are conducted year-round. Topography is characterized by moderate to steep terrain with elevations ranging from 1,800 to 2,300 metres above sea level. Flora primarily comprises fragmented, secondary stands of pine and oak. Fauna include many bird species as well as small populations of rodents, snakes, and small mammals.
     Site infrastructure is comprised of, among other things, two open pit mines, one underground mine, a waste rock storage facility, processing plant, a camp, a tailings management facility and administrative buildings. Power for the mine is obtained from a local power broker and is provided via a 27 kilometre power line built by the Corporation and dedicated to the Marlin Mine. A set of back up diesel generators can provide power to the entire site in the event of an outage. A skilled labour force is available. Process and potable water for the Marlin Mine is sourced from four deep wells and is stored in tanks and ponds throughout the property. Mining and processing supplies and consumables are sourced nationally and internationally.
History
     Montana Gold Corp. acquired the original Marlin Concession in 1996 and its wholly owned subsidiary, Montana Exploradora de Guatemala, S.A. de C.V., commenced exploration and the Marlin Mine deposit was discovered in 1998. Francisco Gold Corporation continued exploration following the acquisition of Montana Gold Corp. in 2000. Work completed by Montana Gold Corp. and Francisco Gold Corporation included rock-chip, soil, channel and trench sampling, stream sediment sampling covering an area of six kilometres by eight kilometres centred on the Main Zone, conducting a 20 line kilometre of induced polarization and resistivity ground geophysical surveys over an area of 1,200 metres by 1,000 metres, conducting a ten line kilometre of soil geochemical sample surveys, geological mapping and 24 core drill holes (2,500 metres). This work identified the Main Zone, Don Tello-Los Tomates Zone, La Hamaca, Ajel, and Los Cochis Zone gold and silver anomalies.
     Glamis acquired the Marlin Mine in 2002 through a plan of arrangement with Francisco Gold Corporation, and since that date has undertaken core, rotary and reverse circulation drilling, metallurgical test work, underground drift development, geotechnical and hydrological studies, condemnation drilling, engineering studies, mine development studies and mineral resource estimates. Marlin Mine development commenced in 2004, and the Marlin Mine became operational in late 2005.
     In December 2006, Glamis was acquired by Goldcorp. In 2006, drilling in the southwestern corner of the Marlin Concession encountered ore grade mineralization and drilling of the West Vero vein continues to further define this reserve that is slated for mine development during 2011 and 2012.
Geological Setting
Regional Geology
     Tectonically, Guatemala is characterized by a large suture zone formed by the collision of two major tectonic plates, the North American and Caribbean plates, and the influence of the subduction zone of the Cocos plate. This tectonic contact is formed by two east-west trending systems of strike-slip faulting, the Cuilco-Chixoy-Polochic fault and the Motagua fault.
     The Mayan tectonic block is located north of the Cuilco-Chixoy-Polochic fault system and consists mainly of metamorphic rocks, detrital sediment, limestone and some intrusive rocks. The Chortis tectonic block, on the other hand, is located south of the fault system and exhibits of an underlying basement of pre-Permian metamorphic rocks, sedimentary rocks and intrusions that underlie the Tertiary-Quaternary rocks of the volcanic cordillera. This block also contains an active volcanic arc that is associated with the subduction of the Cocos plate. Ophiolite complexes are also present along the suture zone.
     The Marlin Mine gold-silver deposit is located within the Chortis block and closely associated with faults that cut a sequence of calc-alkaline Tertiary volcanic rocks, 20 kilometres south of the left-lateral strike-slip Cuilco-Chixoy-Polochic fault system.

     Lithologies of the Chortis Block include Palaeozoic schist, gneiss and granite which are overlain by dacitic to andesitic tuff, lahar and andesitic to basaltic flows formed during Tertiary volcanic eruptions. Eruptive units are separated by thin beds of waterlain sedimentary rocks composed mostly of shale and tuffaceous shale. These rocks are covered by locally thick eruptive units of Quaternary and recent dacitic volcanic ash. The Marlin Mine deposit occurs within the Tertiary mafic eruptive unit. The deposit trends in the same direction as the Cuilco-Chixoy-Polochic fault system.
Local Geology
     The Marlin Mine deposit is hosted within a sequence of Tertiary volcanic rocks, approximately 400 to 500 metres in thickness, overlying a metamorphic basement. There are four main lithologic units present within the Marlin Mine area: pyroclastic deposits, andesitic rocks, a volcaniclastic sequence, and porphyritic dykes.
     Structural controls of the Marlin gold and silver deposits involve both pre-mineral and post-mineral faults that have modified the geometry and grade distribution of the deposit. Gold-silver mineralization at the Marlin Mine occurs within a broad east-west trending zone of structurally controlled, argillic alteration, enclosing spatially restricted zones of silicification. These silicified zones often coincide with areas of high vein density and abundant quartz stockwork and breccia. Alteration in the Marlin Mine area is typical of a low-sulfidation epithermal system. The core of quartz-adularia-calcite veins are tightly confined to faults within densely silicified rock at depth. Stockwork veining occurred across broader complexly sheared zones within 100 to 200 metres of the present surface.
     Narrower, discontinuous silicified zones occur along the Marlin Vein, within the Virginia Fault from 2,000 metres elevation to the original pre-mining surface (2,200 metres elevation). From 2,000 metres elevation, to depths below the deepest drilling at 1,600 metres, the volcanic rocks are pervasively silicified over widths of at least 500 metres, centered on the Virginia Fault. The silicified zone narrows quickly at the eastern end of the ore body. Silicification continues beyond drilling to the west. Alteration consisting of quartz-sericite-pyrite-clay-chlorite forms a 50 to 100 metre wide halo around the deposit beyond and above silicification. Chlorite-calcite-pyrite-clay alteration is present another 50 to 100 metres beyond this. An increase in quartz-sericite-pyrite alteration to the west indicates that the center of the hydrothermal system is to the west of the Marlin Mine deposit. Chlorite-calcite-smectite alteration is the most pervasive, covering an area of three square kilometres.
Property Geology
     The Main Zone is located on a silicified knoll and surrounded by zones of strong argillic alteration. The Main Zone represents a 30 to 40 metres thick mineralized body, controlled by a set of stacked thrust faults, which crops out to the north over the silicified knoll. The main quartz vein zone within the Marlin Mine deposit strikes N70W and dips 20 to 70 degrees to the south. This vein zone intersects with a second vein zone that strikes N70E and dips steeply to the north. Gold and silver values are greatest at the intersections of the vein zones. At the Main Zone, gold and silver mineralization occurred within a dense network of northeast and northwest trending quartz veins, and also throughout abundant zones of quartz stockwork, and breccia. Drilling to date has determined the grade, thickness and continuity of the flat-lying mineralized zone for more than 400 metres along strike, and several hundreds of metres down-dip to the south. The body remains open to the east, west and south.
     Mineralization is confined within a quartz stockwork zone developed proximal to the Virginia Fault. Contained within the stockwork zones is a massive quartz—adularia—calcite vein. The majority of the lower grade ore parallels the Virginia Fault. The width of the stockwork zone varies along its strike and down dip. Concentrations of higher-grade ore often occur where the Virginia Fault is intersected by mineralized faults such as the Don Tello Fault. These intersecting faults are also mineralized but are much narrower (two to three metres) than the Virginia Fault. A massive, higher-grade quartz—adularia—calcite vein is located within the mineralized stockwork zone. The vein averages four metres in width, but varies from two metres to as much as 13 metres. The location of the vein can vary within the mineralized shears occurring at the center or along either margin. In general the quartz—calcite veins are continuous along the drilled strike of the Virginia Fault. Rarely are multiple vein intercepts encountered.
     The Don Tello—Los Tomates Zone is a 20 to 30 metre wide, northeast-trending, structural corridor consisting of a central high-grade quartz-calcite vein and marginal stockwork zones. This corridor is located 200 metres south of the Main

Zone. The Los Cochis Zone is a 30 to 35 metres wide, northwest-trending, structural corridor dominated by mineralized zones of quartz stockwork. The West Vero zone is a system of narrow semi-parallel veins and cross-structure situated about 1.5 kilometres southwest of the Main Zone. The La Hamaca zone is located about three kilometres north of the Marlin Zone, and is similar to the West Vero zone.
Exploration
     Exploration has been undertaken by the Corporation, its precursor companies or by contractors. Exploration activities on the Marlin Mine have included geological mapping, core drilling, reverse circulation drilling, trenching, soil and sediment sampling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been conducted.
     Regional and detailed geological mapping was completed in a number of phases and results were used to identify areas of quartz veining, alteration, silicification and sulfide outcrop that warranted additional work.
     Soil, stream sediment, channel, pit, adit, underground, grab and rock sampling are used to evaluate mineralization potential and generate targets for core drilling. Geochemical data have been superceded by the drill programs and production data in all resource and reserve areas. Ground geophysical surveys, consisting of induced polarization and resistivity, were used to vector into mineralization and generate targets for drill programs. A gravimetric survey was also undertaken in 2006 to define regional targets.
     Various geotechnical and hydrogeological studies were undertaken prior to mine construction to determine the likely rock mass characteristics of the open pit and underground mines, and underground support requirements, as well as effects of groundwater on operations. Structural geology studies and mineral genesis studies have also been performed.
Mineralization
     Ore-stage veins and stockwork zones consist of banded quartz, calcite and adularia, with smaller amounts of pyrite, acanthite, pyrargirite-proustite and native gold-electrum. The veins cut all rock types and earlier-stage alteration types. Below the 2,000 metre elevation, within the densely silicified zone, a wider vein is confined to the Virginia Fault with a relatively narrow stockwork ± hydrothermal breccia halo, rarely over ten metres wide. Near surface, particularly above an elevation of 2,100 metres, the Virginia Fault imbricates and intersections with cross faults trending mostly N70E helped develop broader stockwork zones over 50 metres wide. The Marlin and Cochis pits encompass this lower grade stockwork with high grade vein along the fault, while the underground ore zones include the deeper, consolidated quartz-calcite-adularia veins. The La Hamaca and West Vero zones share the same characteristics as the Marlin underground mineralization style.
     Mineralization extended over an east—west distance of 2,500 metres and as much as 1,000 metres north-south in the Marlin and West Vero Zone. Much of this area is still as of yet unexplored and new veins have been found very close to current workings with high-grade gold and silver values that may, with additional drilling, potentially support mineral resource estimates. The vast majority of the oxidized portion of the currently defined deposit has been mined, leaving mainly sulfide Mineral Reserves. Non-oxide mineralization contains pyrite at concentrations averaging one percent to three percent. Many of the highest-grade intersections at Marlin Mine occur within south-dipping tectonic breccia zones.
     Silver to gold ratios in the upper portions of the mineralized zones of the Virginia orebody are generally lower, at about 15:1. Below the 2,000 level, the ratio increases to about 30:1 with some local areas displaying ratios greater than 50:1. The current Mineral Reserve at West Vero has a ratio of 65:1, meaning that silver will be roughly equal in value to the gold produced at current metal prices and recoveries. The silver to gold ratio at La Hamaca is about 25:1.
Drilling
     During 2001 and 2002, Francisco Gold Corporation drilled some shorter core holes in the upper portion of the Main Zone in the area of what is now the open pit operation.

     In 2002 and 2003, Glamis began a program of longer core and reverse circulation holes at the Main Zone which encountered what would become the underground resource. They also drilled a series of short rotary reverse circulation holes in the upper few benches of the Main Zone to define a high grade capping structure called the Rubble Zone. A small number of holes were drilled in the Vero Zone.
     In 2004, more infill and step-out drilling was performed on the Main Zone and a limited drill program was completed at the Vero Zone, but the drill holes were sited to the east of the currently delineated Mineral Reserves. The first holes were also drilled at La Hamaca, supporting establishing of a mineral resource there.
     In 2005, a total of 27 holes were completed at the West Vero Zone. The Rosa vein was also drilled from the underground mine development. Detailed Virginia vein definition drilling was also undertaken. Additionally, in-fill drilling at the La Hamaca deposit supported conversion of some mineral resources to mineral reserves. A series of condemnation holes was also drilled in areas where infrastructure was to be built.
     In 2006, a total of 37 drill holes were completed at the West Vero and Ajel zones. Some infill drilling was also carried out at the La Hamaca deposit and a small surface program tried to identify the near surface presence of the Rosa vein.
     In 2007, exploration focused on definition of additional mineralization in the Marlin West extension zone, conversion of a portion of the West Vero zone mineral resources to mineral reserves and advancement of an exploration drift towards the Coral zone, a satellite occurrence located one kilometre north of the Marlin Zone. During the year, a total of 24 holes were drilled for a total of 11,410 metres at West Marlin, 21 holes were drilled for a total of 7,648 metres at West Vero and 187 metres of underground drift development towards Coral was completed. Drilling was also conducted around a small anomaly, Nati/Ixcaniche, encountered while undertaking geotechnical drilling for a tailings dam.
     In 2008, exploration continued to focus activities on the West Vero zone, West Marlin extension and the Coral drift. A total of 16 drill holes (7,423 metres) were completed at West Vero; 20 holes (7,782 metres) at West Marlin, 316 metres of drift in the Coral area, and one core hole (519 metres) at Coral. A small program was aimed at increasing the known strike extent of the Tello structure both to the east and west. Additional holes were also drilled at Nati/Ixcaniche.
     In 2009, exploration continued in the West Vero zone, the West Tello extension area, the Coral Zone and the Ixcaniche target area. Underground drilling was also carried out to define extensions of the Tello and Rosa veins. A total of 22 drill holes (14,082 metres) were completed at West Vero, six drill holes (879 metres) were completed in the West Tello zone, four drill holes (872 metres) were completed at Coral, and one drill hole (372 metres) was completed at Ixcaniche. Underground exploration drilling of the Rosa and Tello veins comprised 14 drill holes for 3,917 metres. In addition, 56 metres of underground development were completed in the Coral drift.
     During 2010, exploration again focused on West Vero reserves and attempting to locate additional mineralized zones by drilling from surface and underground towards the Coral target. A new vein, Delmy, was identified. A small drill program also attempted to extend identified mineralization zones of the Virginia vein farther to the east.
     Drilling completed on the Marlin Mine for the period 1998 to 2010 comprised 2,028 drill holes for a total of 361,000 metres. Various international drill contractors have been used, including Boart Longyear, Kluane, St. Lambert, Rodio Swissboring, and R&R, as well as the use of many in-house drills (Hydracore 1000 and 2000, Longyear LM30, LM55, LM75).
Drill Methods
     Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some reverse circulation drilling was performed as pre-collars for core drill holes. Sample recoveries were not routinely recorded for reverse circulation holes.
     Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres). Underground core drilling is typically NTW (56 millimetres) or HQ size.

     Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover. All core from the Corporation’s drill programs has been processed on site. Transport of core boxes to the core shed was done by the Corporation’s personnel that was managing the drill program, or the drilling supervisor. Most of the core drilled for assay purposes was also logged for geotechnical rock quality
Twin Drilling
     Perched water is commonly encountered at depths drilled by reverse circulation drilling. Therefore, drilling conditions susceptible to contamination may occur. A twin hole drilling program was initiated to re-sample areas where such contamination had been suspected. Based on twin hole drilling or inspection of other nearby core holes, certain reverse circulation holes were eliminated from the reverse circulation drilling was rarely used after 2004 other than for preliminary holes, after which any indication of mineralization was followed up with core drilling.
Geological Logging
     Logging of rotary and reverse circulation drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form. Logs recorded lithologies, structure and quartz vein type, fracture frequency and orientation, oxidation, sulfide mineralization type and intensity, and alteration type and intensity. All drill core was photographed. A chip tray was created as a permanent record of each reverse circulation and rotary drill hole.
Collar Surveys
     A differential global positioning system is utilized to collect drill collar survey information. The local declination used is 3 degrees. Drill hole locations are monumented with a cement marker pierced with a polyvinyl chloride pipe that indicates the drill hole orientation. The polyvinyl chloride pipe is labeled inside and out with the hole identification or scribed into the cement. Underground holes are surveyed with the mine total station and referenced to the network of mine control points.
Down-hole Surveys
     Most drill holes longer than 100 metres drilled during and after 2003 were surveyed. Rotary holes greater than 200 metres that had not been surveyed were de-surveyed using trend analysis of surveyed rotary holes.
Recovery
     In general core recovery is very good, and is over 95 percent. Core recovery and RQD data are measured by labourers and recorded on a geotechnical data form that is stored with the record of each drill hole.
Deposit Drilling
     Drill hole spacing is generally on 50 metre sections in the Main Zone, spreading out to 200 metres spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Due to the differing vein orientations, every effort is taken to orient drill holes at angles perpendicular to these directions in an effort to provide true thicknesses of mineralization. As a result, depending on the drill hole, the relationship between sample length and true thickness will vary. However, the modeling process of defining mineralization envelopes from cross section drill data provides a good representation of true vein thickness.
Blast Hole Drilling
     The Corporation currently employs two surface blast hole rigs, which drill 7.5 metres vertical blast holes for grade control sampling in fresh rock. The sub-grade is not sampled for grade control purposes. Drilling is on a nominal five metre by five metre grid in softer waste rock, 4.5 metres by 4.5 metres in harder waste rock, and five metres by 2.5 metres in ore zones. Every other row is loaded and blasted in these zones.

Underground Drilling
     Underground drilling is performed by the Goldcorp’s personnel. The nominal drill spacing is 22 metres by 44 metres followed by infill drilling on a 22 metre by 22 metre grid. The length of the drill holes varies from 70 metres to 300 metres with an average of 150 metres. This data is used mainly for grade control models and detailed mine planning, but is incorporated into reserve block models when appropriate.
     No factors were identified with the data collection from the drill program that could affect Mineral Resource or Mineral Reserve estimation.
Sampling and Analysis
     Rock chip samples collected from 4 3/4 inch, face-sampling, hammer-drilled reverse circulation holes are initially collected in a five-gallon bucket. The weight is then recorded and the sample placed into the hopper of a Gilson splitter. The process is repeated until the entire 1.5 metre sample is collected. The total weight is recorded on the sample sheet along with the sample identification and the time of day collected. Weights are only recorded for the dry portion of any drill hole. The samples are split into two halves, one half is retained and the other half is wasted. The remaining 50 percent is placed into the hopper again and another 50 percent split is made. The two samples are placed into pre-labelled plastic sample bags, one for assay and the other is stored. An air hose and nozzle is provided for blowing out the Gilson splitter, pan and buckets. A geologist is assigned to the rotary rig to supervise sample collection and log geology. Drill core is collected and placed in wooden core boxes made locally on site. The core is washed to obtain a clean surface for geologic and geotechnical logging and placed in a covered logging facility.
     The drill core is collected and placed in wooden core boxes made locally on site. The core is washed to obtain a clean surface for geologic and geotechnical logging and placed in a covered logging facility. Core is sawn longitudinally with a diamond saw and half the core, on a nominal 1.5 metre interval broken at lithological boundaries, is placed in pre-labeled plastic bags. The other half core is retained for inspection or additional tests as warranted. Splits from the first 72 core holes from the Francisco Gold Corporation campaign were shipped to ALS Chemex’s Hermosillo, Mexico laboratory for preparation. After preparation, the samples were shipped for assaying to either Rocky Mountain Geochemical’s laboratory in Reno, Nevada or ALS Chemex Labs in Vancouver, British Columbia.
     Beginning in June 2002, when Glamis began the second drilling program, splits from the core holes were shipped to a facility operated by Inspectorate laboratories in Guatemala City for preparation. From there, pulps were shipped to Inspectorate’s laboratory in Sparks, Nevada for assay. Inspectorate has been the official laboratory for all Marlin Mine drilling since 2002. Unused core from all drilling campaigns is available for inspection on site.
     Blast holes are sampled as whole-hole samples by an experienced sampler. A tray is placed near the drill hole collar and collects cuttings during drilling of the upper seven metres of the hole. The material is then split until about 10 kilograms of cuttings are left. This is bagged, labelled and brought to the mine labratory. Muck and chip sampling is performed when necessary, but is not a normal sampling procedure.
     Bulk density determination was originally performed on 92 core samples. The distribution of density samples within the mineralized area is sufficient for resource estimation. The procedure utilized for the density determination was based upon ASTM Method C914. Measurements were performed by Glamis personnel. Each sample was dried and sealed with wax. The weight of the sample in air and in water was calculated.
     The independent laboratories used for Marlin Mine analysis exercise quality control in the form of duplicates, standard reference materials and blanks. No information is available on any QA/QC programs employed by Montana Exploradora de Guatemala, S.A. or Francisco Gold Corporation prior to 2002. Glamis established a limited QA/QC program focused on coarse reject and pulp reject checks. A frequency of one in 20 pulps was systematically submitted to the ALS Chemex for gold and silver analysis. Coarse rejects were also submitted to the check laboratory. Later programs incorporated the insertion of blanks, and standards into sample despatches sent to Inspectorate.

Security of Samples
     Sample preparation and analytical laboratories used during the exploration programs on the Marlin Mine include ALS Chemex, Rocky Mountain Geochemical, CAS Honduras, and Inspectorate. ALS Chemex was responsible for sample preparation throughout the initial exploration and infill drilling phases through its non-accredited sample preparation facilities in Hermosillo, Mexico. All samples were dispatched to the Vancouver laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified. ALS Chemex is independent of the Corporation and precursor companies. Rocky Mountain Geochemical was responsible for some check analysis in the initial exploration and delineation drilling stages. The certification of the laboratory at the time of sample analysis is unknown. The laboratory is independent of the Corporation and precursor companies. Inspectorate was responsible for both sample preparation and sample analysis for most of the exploration campaigns. The preparation laboratory in Sparks, Nevada, was non-accredited; the analytical laboratory held ISO-9000 accreditations for analysis. The laboratory is independent of the Corporation and precursor companies. The run-of-mine laboratory is not certified was not used for final assays in any of the exploration campaigns.
     Sample security was not generally practiced at the Marlin Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by the Corporation or laboratory personnel using company vehicles. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.
     The author of the Marlin Report is of the opinion that the quality of gold and silver analytical data are sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analyses and security are generally performed in accordance with exploration best practices and industry standards.
     Data checks were performed by Glamis personnel in support of technical reports on the Marlin Mine in 2002 and 2003, as well as by independent consultants during reserve audits from 2004 to 2009. In 2004 and 2007, Mine Development Associates of Reno, Nevada, conducted audits of the Mineral Resources and Mineral Reserves at the Marlin Mine, with the objective of identifying any issues that could have a material effect on the stated amounts, and to ensure that the estimation methodology used at the Marlin Mine complied with standard industry practice. In 2008 and 2009, the Marlin Mine Mineral Resources and Reserves were audited by Independent Mining Consultants of Tucson, Arizona, with the same objective.
     Assay data verification is performed by the Corporation’s staff through routinely checking the computer database against the original assay data sheets. Mathematical statistics and “flier” searches are performed on the assay data to help verify data integrity. Missing, duplicate, or overlapping data is also screened prior to entry to the database.
     The process of data verification for the Marlin Mine has been performed by external consultancies and Goldcorp personnel, including the author of this report. The Corporation considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken. The author of the Marlin Report has reviewed the appropriate reports, and is of the opinion that the data verification programs undertaken on the data collected from the Marlin Mine adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.
Mineral Reserve and Mineral Resource Estimates
     The following table sets forth the estimated Mineral Reserves for the Marlin Mine as of December 31, 2010:
Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Proven	4.58	5.08	137.0	0.75	20.16
Probable	4.63	5.25	269.4	0.78	40.14
Proven + Probable	9.21	5.17	203.6	1.53	60.30

(1)	The Mineral Reserves for the Marlin Mine set out in the table above have been estimated by Andrew S. Tripp, P.Eng., Marlin Mine, who is a qualified person under NI 43-101.

(2)	Based on a gold price of $950 per ounce and a silver price of $15.00 per ounce.

(3)	The life-of-mine metallurgical recoveries are projected to be 95% for gold and 85% for silver.

(4)	Numbers may not add up due to rounding

(5)	Cutoff grades for open pit are 0.93 g/t Au. Cutoff grades for Marlin and West Vero UG are 3.23 g/t AuEQ. Cutoff grades used for La Hamaca are 5.0 g/t AuEQ. Equivalency used for Marlin and West Vero is 71:1 and 60:1 for La Hamaca.

     The following table sets forth the estimated Mineral Resources for the Marlin Mine as of December 31, 2010:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Measured	0.32	1.49	86.80	0.02	0.89
Indicated	0.60	1.94	74.60	0.04	1.44
Measured + Indicated	0.92	1.78	78.80	0.05	2.34
Inferred	0.88	3.31	193.90	0.09	5.48

(1)	The Mineral Resources for the Marlin Mine set out in the table above have been estimated by Andrew S. Tripp, P.Eng., Marlin Mine, who is a qualified person under NI 43-101.

(2)	Based on a gold price of $1,100 per ounce and a silver price of $17.00 per ounce.

(3)	Numbers may not add up due to rounding.

(4)	Mineral resources are exclusive of mineral reserves and do not include dilution

(5)	Mineral resources that are not mineral reserves do not have demonstrated economic viability

(6)	Mineral resources are defined within Lerchs-Grossman pit shells or have been confined using appropriate underground mining constraints

(7)	Cutoff grades for open pit are 0.80 g/t Au. Cutoff grades for Marlin and West Vero UG are 2.79 g/t AuEQ. Cutoff grades used for La Hamaca are 5.0 g/t AuEQ. Equivalency used for Marlin and West Vero is 71:1 and 60:1 for La Hamaca
Mining Operations
Description of Open Pit Operations
     Mining commenced at the Marlin Mine in 2005. There are currently two pits in operation, the Marlin pit and Cochis pit. Production is scheduled in two eleven hour shifts per day, seven days per week. Each pit has only one phase remaining. Haulage ramps are designed to accommodate the removal of material (ore and waste) from the current and planned mining phases. Pit slopes range from 35 degrees to 51 degrees at the Marlin pit and 49 degrees to 51 degrees at the Cochis pit. Structural domains were based on rock types to determine overall inter-ramp angles. Total daily production in 2010 was approximately 24,282 tonnes per day. The production rate for the 2011 is projected to be 23,000 tonnes per day. A small amount of mining will take place into 2012 to finish the smaller Cochis pit. Additional open pit mining in other areas could be warranted in the future depending on exploration results.
     Underground mining commenced at the Marlin Mine in 2004, with initial production in 2005. The Marlin Mine underground mine is a ramp accessed mine with two main access ramps running in parallel from the surface, and a separate ventilation exhaust adit. Past production has been almost exclusively from the Virginia vein. Ore is produced by mechanized cut and fill and longhole methods with waste and cemented rock fill backfill. The planned

West Vero underground mine is currently being accessed via a 1.5 kilometre tunnel from the Marlin Mine underground mine. Development will continue in 2011 and production is projected by 2012. The Marlin Mine underground mine is currently producing about 1,700 tonnes per day of ore. Development rates are about 20 metres per day for company and 18 metres per day for contractor.
     Based on the year-end 2010 Mineral Reserves, production from open pit sources is planned to continue until 2012. Underground production is planned until 2017. Together with the underground production, there are sufficient stockpiles after the pits are finished to maintain the mill feed rate until 2017. A closure and reclamation plan has been prepared for the mine site. The costs for this plan were calculated based on the standardized reclamation cost estimator model which is based on the Nevada State regulations.
     Goldcorp has refining agreements with Johnson Matthey and Peñoles for refining of doré produced from the mine and bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.
     The Corporation currently operates under the five percent income tax on gross revenues regime. A three percent stamp tax is also paid on all dividends (net income). Goods and services purchased nationally are subject to a 12 percent value added tax, but the Corporation is exempt from paying importation duties and value added tax on imported goods used in the mining and processing areas. All expected income tax, sales taxes, and royalties were included in the financial analysis. Depreciation and depletion was calculated based on the appropriate schedules.
Exploration and Development
     Numerous surface samples have been found within the Marlin Mine areas that contain gold values in excess of one gram per tonne. Within these areas, on-going exploration has identified an extensive network of faults and fractures which exist for over ten kilometres along strike from the Main Zone of mineralization and along parallel and crosscutting faults. Detailed surface work has delineated four additional drill targets outside of the Main Zone.
     The most advanced target, Coral, is in a structural corridor striking north 30 east and extending from the Los Cochis mineralization through the La Hamaca target for a distance of over three kilometres. Quartz vein alteration has been traced over a distance of one kilometre in a north 70 west direction and a width of as much as 100 metres. This mineralization is less than one kilometre north of the Main Marlin Zone mineralization. Surface rock chip sampling has indicated high-grade gold anomalies. The target is open-ended along strike in both directions.
     Exploration work at the Marlin Mine continues to be directed at identifying new district exploration targets, developing new zones to increase resources, and defining additional ounces that will add to the overall mine reserve base and mine life. The recommended work programs for the Marlin Mine are based around on-going operational optimization of the known deposits and mineralization to support the planned the Marlin Mine’s mine life, and to maximize potential for identification of additional mineralization that could support Mineral Resource estimation and eventually, the possible conversion to Mineral Reserves.
PUEBLO VIEJO PROJECT, DOMINICAN REPUBLIC
     Goldcorp holds an indirect 40% interest in the Pueblo Viejo Project. Barrick holds the other 60% interest in, and operates the Pueblo Viejo Project. The Pueblo Viejo Project is a development stage project and is not currently producing.
     Herbert A. Smith, P.Eng., Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd. (“AMC”) and Patrick R. Stephenson, P.Geo., Principal Geologist, Regional Manager and Director, AMC, prepared a technical report on behalf of Pueblo Viejo Dominicana Corporation (“PVDC”), the operating company for the joint venture partners, Barrick and Goldcorp in accordance with NI 43-101 entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report” dated March 29, 2011 (the “Pueblo Viejo Report”). Herbert A. Smith and Patrick R. Stephenson are each qualified persons under NI 43-101. The following description of the Pueblo Viejo Project has been summarized, in part, from the Pueblo Viejo Report and readers should consult the Pueblo Viejo Report to obtain further particulars regarding the properties held by the Pueblo Viejo Project. The Pueblo Viejo Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

Property Description and Location
     The Pueblo Viejo Project is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The Pueblo Viejo Project is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo. The Pueblo Viejo Project is situated on the Montenegro Fiscal Reserve which covers an area of 4,880 hectares. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. The deposits of precious and base metals consist of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization.
     PVDC is the holder of the right to lease the Montenegro Fiscal Reserve by virtue of a special lease agreement of mining rights, dated as of August 26, 2002 as amended in November 2009 (the “Special Lease Agreement”). The Special Lease Agreement provides PVDC with the right to operate for a 25 year period, with further rights of renewal up to a total of 75 years. PVDC gave project notice to the Government of the Dominican Republic on February 26, 2008, which triggered the right to operate for 25 years. Under the Special Lease Agreement, PVDC is obliged to make the following payments to the Government of the Dominican Republic: certain fixed payments due upon achieving certain milestones; a net smelter return royalty; a net profits interest; a tax on income, and a withholding tax on interest paid on loans. In addition, an environmental reserve fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations. Upon giving the notice to renew, PVDC assumed responsibility for all historic environmental matters within the boundaries of the development areas. The Government of the Dominican Republic remains responsible for the relocation, where necessary, of persons with valid claims to land within the Montenegro Fiscal Reserve. PVDC has all permits necessary to commence operations. Pursuant to the Special Lease Agreement, PVDC agreed to donate up to $37.5 million for clean up responsibilities.
     In September 2005, PVDC completed a feasibility study on the Pueblo Viejo Project, which was then updated in 2007 (the “Pueblo Viejo Feasibility Study”). An environmental and social impact assessment (“ESIA”) and environmental management plan (“EMP”) submitted by PVDC were approved by the Secretariat of State for the Environment and Natural Resources on December 26, 2006 and the environmental licence No. 0101-06 was issued in January 2007 (the “Environmental Licence”). The Environmental Licence requires a compliance bond of RD$635,250,000, corresponding to ten percent of the cost of the Environmental Adjustment and Management Plan (“PMAA”) of the construction phase. Once the construction phase is completed, PVDC will provide a bond that corresponds to ten percent of the amount of the updated PMAA defined for each of the operational phase and the closure and post-closure phases.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     Access to the Pueblo Viejo Project from Santo Domingo is by a four lane, paved highway, which then connects to a single lane, secondary highway number 17 at the town of Piedra Blanca, approximately 78 kilometres from Santo Domingo, the location of the main port facility. A network of haul roads is being built to supplement existing roads so that mine trucks can haul ore, mine overburden and limestone from the various quarries. As well as the existing access roads, current site infrastructure includes accommodation, office and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Some of these facilities are being upgraded or renovated. The Pueblo Viejo Project will employ local people during operations.
     There is a tropical climate with little fluctuation in seasonal temperatures. Temperatures at the Pueblo Viejo Project site range from daytime highs of 32 degrees Celsius to nighttime lows of 18 degrees Celsius. Annual rainfall is approximately 1.8 metres, with May through October typically being the wettest months. The Dominican Republic is in a hurricane channel; the hurricane season is typically August to November.
     The central region of the Dominican Republic is dominated by the Cordillera Central mountain range. The Pueblo Viejo Project is located at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central mountain range where local topography ranges from 565 metres to approximately 65 metres above sea level. The Arroyo Margajita Valley is orientated east-west, approximately one kilometre in width, and confined by a series of hills with an average elevation of 300 metres above sea level. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. There is little primary vegetation on the Pueblo Viejo Project site and surrounding concessions. Secondary vegetation is abundant outside of the excavated areas and can be quite dense.
     The primary tailings storage area is located in the El Llagal valley approximately 3.5 kilometres south of the plant site and consists of two rockfill dams with saprolite cores. An additional site, La Piñita, has also been identified for tailings storage. The ultimate storage capacity at El Llagal is expected to be 450 cubic millimetres, with an additional 70 cubic millimetres at La Piñita. The combined capacity of the sites will be sufficient to contain all of the tailings, waste rock and high density sludge precipitate to be generated over the life of the current Pueblo Viejo Project mineral reserves, and runoff water from the design flood event. Any seepage water will be collected in a pond at the base of the dam and pumped back to the impoundments.
     The plant will receive electrical power from the generating plant via a dual incoming 230 kilovolt power line. Four main transformers will provide power for all site loads, with two being dedicated to the oxygen plant. If the supply of normal power is interrupted, the plant will operate on emergency feed. This is provided by 15 megawatts of diesel generation that connects to the main substation for distribution to critical areas such as lighting, communication, and computer and process equipment. Power requirements will vary from 150 megawatts to approximately 200 megawatts per day. Although the situation has improved somewhat in recent years, power supply from the national grid remains unreliable and is not currently the preferred option as the selected ore processing route requires a reliable supply of power. It is PVDC’s intention not to use the power from the national grid for critical operations. Construction power for the project is provided by small one megawatt portable diesel-fired power plants. Options are being evaluated for alternative sources of power and provision of a reliable power supply is still one of the major issues to be fully resolved. The plans and back-up alternatives formulated to address this matter are appropriate, although successful implementation remains contingent on a number of factors, including granting of all necessary permits.
     The Hatillo and Hondo Reservoirs will supply fresh water to the site. Reclaimed water from El Llagal tailing storage facility will only be used as a supplementary water supply under drought and flood situations. The potable water will be a treated system. Initial water for earthworks and construction is being supplied largely from the Maguaca River, but also from the pipeline that connects the Hondo Reservoir and the freshwater pond. Potable water for construction offices, dining rooms, toilets, and use mainly at the plant site, is being supplied during construction from a temporary tank located north of the oxygen plant.
     An underground, gravity sewer system will collect domestic waste water from the various site areas. Separate, underground, gravity systems will be built to serve the construction and operations camps. Clean effluent will be discharged to the local river system. Non-hazardous domestic solid waste will be sent by truck to a central handling facility. An incinerator will be installed at the non-hazardous waste dump to burn solid waste.
History
     The earliest mining records at the Pueblo Viejo Project date from 1505, although Spanish explorers encountered Arawak Indians actively mining the deposits in the late 1400s. The Spanish exploited the deposits until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland. There are few records from 1525 to 1950, when the Dominican Government sponsored geological mapping in the region and exploration focused on sulphide veins hosted in unoxidized sediments in streambed outcrops.
     Rosario Resources Corporation of New York (“Rosario”) optioned the property in 1969. As before, exploration was directed first to the unoxidized rock where sulphide veins crop out in the stream valley and the oxide cap is only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80 metres, revealing an oxide ore deposit of significant tonnage. In 1972, Rosario Dominicana S.A. was incorporated. Construction started in 1973 and open pit mining of the oxide deposits started in the Moore area in 1975. In 1979, the Dominican Republic Central Bank purchased all foreign-held shares in the mine. Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine. Rosario employed several drilling methods. The majority of holes were vertical with a drill hole spacing ranging 20 metres to 80 metres. Core recoveries were reported to be approximately 50 percent in areas of mineralization and within silicified material.

     The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling, and were put into production in the 1980s. Rosario also performed regional exploration, evaluating much of the ground adjacent to the Pueblo Viejo concessions, with soil geochemistry surveys and percussion drilling. An airborne electro-magnetic survey was flown over much of the Maimon Formation to the south and west of the Pueblo Viejo Project. With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation and in 1986 and 1992, feasibility studies were conducted.
     Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A carbon-in-leach plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulphide ore at a maximum of 9,000 tonnes per day. Results were poor, with gold recoveries varying from 30 percent to 50 percent. Selective mining continued in the 1990s on high-grade ore with higher estimated recoveries. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down. In 24 years of production, the Pueblo Viejo mine produced a total of 5.5 million ounces of gold and 25.2 million ounces of silver.
     Three companies were involved in Rosario’s attempt to find a strategic partner in 1992 and 1996: GENEL JV, Mount Isa Mines Limited (“MIM”), and Newmont Mining Corporation (“Newmont”). The process was never completed but each of the three companies conducted work on the property for their evaluations. The GENEL JV expended six million dollars between 1996 and 1999 in studying the project and advancing the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socioeconomic evaluation and financial analysis. In 1996, the GENEL JV drilled 20 HQ diamond holes, 11 in the Moore deposit and nine in the Monte Negro deposit. All holes were drilled at an angle and down-hole surveys were performed. GENEL JV used a global positioning system (“GPS”) to locate drill holes and to survey the existing pits. In late 1996 and into 1997, MIM drilled 31 holes for a total of 4,600 metres at Pueblo Viejo, 15 in the Moore deposit and 16 in the Monte Negro deposit. Core size was HQ size with occasional reductions to NQ size as necessary to complete the holes. Five holes were vertical and 26 were drilled at an angle. MIM also collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarization geophysical surveys over the known deposits and completed aerial photography over the mining concessions. MIM proposed to carry out a pilot plant and use ultra-fine grinding/ferric sulphate leaching. In each of 1992 and 1996 Newmont had proposed to carry out a pilot plant for ore roasting/bioheap oxidation. It collected samples for analysis, but no results are available.
     In 2000, the Government of the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. Placer Dome Inc. (“Placer”) participated in the bid process through its subsidiary Placer Dome America Holding Corporation on July 2, 2001. PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome America Holding Corporation, was the successful bidder and the parties signed a letter of intent on August 4, 2001, pursuant to which the parties negotiated a special lease agreement for the Montenegro Fiscal Reserve. Placer completed 3,039 metres of core drilling in 18 holes during 2002 and 15,424 metres of core drilling in 111 holes during 2004. The drilling was undertaken using thin-walled NQ size rods that produce NTW (57 millimetres) core. All but one of the holes were angled. Core was oriented using a down-hole crayon-marking system. In February 2006, Barrick acquired Placer Dome Inc. and in March 2006 completed the process of merging the companies. At the same time, Barrick sold a 40 percent stake in the Pueblo Viejo Project to Goldcorp.
Geological Setting
Regional Geology
The Pueblo Viejo Project is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks, and interpreted to be a Lower Cretaceous intraoceanic island arc. The unit has undergone extensive seawater metamorphism

(spilitization), and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).
Local Geology
     The Pueblo Viejo member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately three kilometres north to south by two kilometres east to west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. In addition, there are pyroclastic rocks, dacitic domes, and diorite dykes within the basin. The Pueblo Viejo member is bounded to the east by volcaniclastic rocks, and to the north and west by spilite flows and dacitic domes. To the south, the Pueblo Viejo member is overthrust by the Hatillo Limestone Formation. Outside of the deposit areas, saprolite is as much as 25 metres thick in the valleys but is negligible on the hilltops. Fresh rock and partially clay-altered rock can often be found on the tops of hills.
Property Geology
     The Pueblo Viejo precious and base metal deposit consists of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization. The deposits form funnel shaped envelopes of advanced argillic alteration where hydrothermal fluids migrated upwards and laterally along permeable horizons. For both deposits, sulphide mineralization is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.
     The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone overlying horizons of spilite, volcanic sandstone, and fragmental volcaniclastic rocks. The entire sequence has a shallow dip to the west. In the Moore deposit, silica and kaolinite are more common in the upper parts of the system. In the now depleted oxide mineralization, silicification was closely associated with gold mineralization and caused mineralized zones to form hills with relief of about 200 metres. Locally, veins and masses of pyrophyllite cut the jasperoid bodies. The eastern margin of the sedimentary basin hosting the Moore deposit, is defined by fragmental volcaniclastic rocks and non-carbonaceous sedimentary rocks. Bedding generally dips shallowly westwards (less than 25 degrees) but locally, steep faults with north-north-east and north-north-west strikes have rotated bedding into steep orientations. The north-north-east faults appear to link with a north-north-west trending fault that controls the eastern margin of the Moore dacite porphyry and is a boundary to a gold-bearing pyrite vein zone at North Hill. The westward-dipping thrust and bedding plane faults offset pyrite veins but with only minor displacement. They are associated with an intense cleavage and bedding-parallel quartz veins with gold mineralization.
     The Monte Negro deposit is located at the north-western margin of the sedimentary basin. Stratigraphy consists of inter-bedded carbonaceous sediments ranging from siltstone to conglomerate, interlayered with volcaniclastic flows. These volcaniclastic flows become thicker and more abundant towards the west. In the eastern part of the Monte Negro deposit area, the bedding dip is shallow to the southwest; in the west, the dip is shallow to the northwest. In Monte Negro, silica and kaolinite are more abundant in the upper portions of the deposit, and a silica cap is present. Silicification is more widespread at Monte Negro and not as closely associated to gold mineralization. Regardless, gold content is typically higher in silicified or partially silicified (quartz-pyrophyllite) rock. The Monte Negro Sediments overlie a horizon of spilite and partly silicified, spilite-derived conglomerate. The horizon ranges in thickness from tens of metres to non-existent and is likely filling channels in the uneven spilite surface below.
Exploration
     The main components of Barrick’s 2006 work program, were data compilation and integration, rock sampling and pit mapping, alteration studies, geophysical surveys (induced polarization pole — dipole and ground magnetic readings), geochemical surveys and diamond drilling. In 2009, PVDC undertook a major re-logging program of all historical drill core, carried out detailed geological mapping of pits and construction excavations, and reinterpreted the geological models underpinning mineral resource and mineral reserve estimates. In 2010, PVDC continued the detailed in-pit and construction excavations geological mapping. The exploration programs have been undertaken to good industry standards and that results have been interpreted appropriately.
Mineralization
     The Pueblo Viejo deposits are classed as high sulphidation, epithermal gold and silver of the quartz-alunite style. They are characterized by veins, buggy breccias and sulphide replacements ranging from pods to massive lenses, occurring generally in volcanic sequences and associated with high-level hydrothermal systems. Acid leaching, advanced argillic alternation, and silicification are characteristic alternation styles. Grade and tonnage varies widely. Pyrite, gold, electrum and enargite/luzonite are typical minerals and minor minerals include chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides.
     There were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (stage three) veins with silicified haloes. Stage three veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite. Trace amounts of electrum, argentite, colusite, tetrahedrite-tennantite, geocronite, galena, siderite and tellurdes are also found in veins.
     Individual stage three veins have a mean width of four centimetres and are typically less than ten centimetres wide. Exposed at the surface, individual veins can be traced vertically over three pit benches (30 metres). Veins are typically concentrated in zones that are elongated north-north-west and can be 250 metres long, 100 metres wide and 100 metres vertical.
     Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. The proportions of the different forms and carriers of gold vary throughout the Moore and Monte Negro deposits, but the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated or porous pyrite. Silver content tends to correlate gold content and silver has a strong association with stage three veins, where it occurs in a variety of minerals. Most copper occurs as enargite hosted in stage three veins and only trace amounts of chalcocite and chalcopyrite have been recorded. The majority of zinc occurs as sphalerite, primarily in stage three veins and also as disseminations. Lead minerals include galena, geocronite, boulangerite, and bournonite, most of which are present as fine inclusions or within fractures in pyrite, sphalerite, and enargite. Elevated lead values were found in the structural feeder zone in the Moore deposit and lead may provide clues on where to search for other feeder zones.
The Moore Deposit
     Pyrite-rich, gold-bearing veins at Moore have a mean width of four centimetres and are steeply-dipping with a trend commonly north-north-west. Subdominant pyrite vein-sets trend north-south and north-north-east.
     Thinly bedded carbonaceous siltstones and andesitic sandstones in the West Flank dip shallowly westwards. Dips increase towards the west where northerly-trending thrusts displace bedding. Pyrite and limonite-rich veins with gold mineralization are sub-vertical and trend commonly north-north-west. Quartz veins with gold trend north-west oblique to the pyrite veins have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension-gash arrays in centimetre-scale dextral shear zones that trend north-north-west. Two main north-north-east faults were mapped across the West Flank, sub-parallel with the Moore dacite porphyry contact.
     Bedding to the north of the Moore dacite porphyry dips shallowly westwards. There are three steep-dipping, gold-bearing, pyrite-rich vein sets: north-west, north-east and north-south. North-west trending veins generally contain enargite and sphalerite, while north-east trending veins are more pyrite ± pyrophyllite rich. The average vein width is 3.5 centimetres.

The Monte Negro Deposit
     Pyrite-rich veins with gold mineralization are sub-vertical and have bimodal trends, which are interpreted to form conjugate sets. The mean width is two centimetres. The north-north-west trending set is sub-parallel to the strike of bedding and fold axes. Enargite and sphalerite-bearing veins with gold dominantly trend north-north-east and have a mean width of three centimetres. The combination of vein trends forms a high-grade gold zone (Vein Zone One) which extends 500 metres north-north-west, and is 150 metres wide and up to 100 metres thick between the F5 Fault to the east and the Main Monte Negro Fault to the west. The fault pattern is dominated by steep north- north-west trending faults sub-parallel to the dominant pyrite vein set. The main Monte Negro Fault is a zone of silicification, brecciation, mineralization, folding, and faulting, approximately 25 metres wide and 500 metres long.
     Close to the interpreted Monte Negro Fault, bedding dips more westerly and strikes north-north-west. Mineralized veins at the Monte Negro South Zone are relatively pyrite-poor, sphalerite-rich, and wider (five centimetres to six centimetres). The veins are sub-vertical and trend north-west. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica). Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a westerly-dipping thrust and the fault dips 35 degrees. The main zone of gold mineralization that results from this combination of structures extends for approximately 150 metres along the West Thrust Fault.
     The primary controls on the geometry of the gold deposits at the Pueblo Viejo Project are strong quartz-pyrophyllite alteration and quartz-pyrite veining along sub-vertical structures and stratigraphic zones. The veins are tens of centimetres wide but are most commonly less than two centimetres wide. Narrow veinlets occur along bedding planes and along fracture surfaces. These veins are commonly highly discordant to bedding but locally branch out along shallow-dipping bedding planes, linking high angle veins in ladder-like fashion without obvious preferred orientations. These veins served as feeders to the layered and disseminated mineralization that occurs in shallower levels in the deposit. The result is composite zones of mineralization within fracture systems and stratigraphic horizons adjacent to major faults that served as conduits for hydrothermal fluids. The outer boundary of advanced argillic alteration, combined with lithological and veining zones were used to generate domains for resource estimation.
Drilling
     Drilling campaigns have been conducted by most of the participating companies over the years, for a total of 1,814 holes representing 138,349 metres that were included in a feasibility study. As part of Barrick’s 2006 work program, 53 diamond holes were completed over 10,106 metres to test new exploration areas, infill existing areas of mineral resources, and test priority targets for sterilization purposes. A total of 67,127 metres were drilled in 2007, primarily for definition drilling, condemnation and limestone purposes. During 2008, PVDC completed 121 diamond drill holes for 28,067 metres. The programs targeted definition drilling on open mineralization at Monte Negro North, definition drilling between the Moore and Monte Negro pits and geotechnical drilling to define pit slope parameters. In addition 19 diamond drill holes for 3,365.68 metres were drilled into the limestone areas to assist in the definition of limestone quality for construction and processing purposes. In 2010, PVDC undertook a close-spaced, reverse circulation, grade control drilling program for phase one pit shells in the Moore and Monte Negro open pits. This drilling comprised 1,120 holes for 38,485 metres in Monte Negro and 593 holes for 22,026 metres in Moore. In-fill reverse circulation drilling of 33 holes for 5,306 metres was also carried out within the limestone resource areas.
     Drill pads were located using a GPS or surface plans where the GPS signal was weak. After completion, the drill hole locations were surveyed in Universal Transverse Mercator coordinates by a professional surveyor, translated into the mine coordinate system, and entered into the drill hole database. Two or three down-hole surveys were completed in all drill holes using a Sperry-Sun single-shot survey camera. Surveys were spaced every 60 metres to 75 metres, and deviation of the drill holes was minimal. Azimuth readings were corrected to true north by subtracting 10 degrees.
     Drill holes were logged electronically using codes, graphic logs, and geologists’ remarks. Geological information related to assay intervals was recorded on a geology log. A second log was used to record structural information and a third log used to record geotechnical information.

Sampling and Analysis
     Sample intervals were normally two metres, but were shortened at lithological, structural, or major alteration contacts. Three metre samples were used in non-mineralized zones. Prior to marking the sample intervals, geotechnicians photographed and geotechnically logged the core, then a geologist quick-logged the core, marking all the geological contacts. Geotechnicians then marked the sample intervals and assigned sample numbers. After the sample intervals were marked, the geologist logged the core in detail and the core was sent for sampling where it was split into two halves using a core saw. Drill core is sawn in half with a diamond blade saw at site. The entire second half of core is kept for records and future metallurgical test work. The core samples were initially sent to ALS Laboratory Group (“ALS”) in Vancouver. Since mid-2010, sub-samples are prepared on-site and the pulverized samples are sent to Acme Labs in Santiago and ALS in Peru. Samples are assayed for gold and silver by fire assay and all other elements except carbon and sulphur by multi-element inductively-coupled plasma. Sulphur and carbon are assayed by LECO. Establishment of an on-site laboratory is expected to be completed in late 2011, after which assaying will be undertaken on-site. Samples from holes testing limestone material (Plant, Los Quemados and San Juan) are assayed on-site for calcium carbonate and potential contaminants such as silica, iron, aluminium, magnesium and manganese. The limestone is then categorized according to quality. The QA/QC procedures used since 2006 consist of the introduction of blanks, commercial standard reference materials for gold, and core duplicates into the sampling process. Each batch is submitted with 75 samples, of which six are quality control (two blanks, two standards, and two core duplicates). Core duplicates are also inserted approximately every 30th sample.
     Monitoring is undertaken batch by batch and any check results that fall outside pre-determined limits are reviewed. If no explanation is forthcoming, the relevant sample batch is re-assayed. Barrick visually reviewed assays for MIM, GENEL JV, Rosario and Placer drilling in those parts of the Moore and Monte Negro deposits where the holes cross. In general, it found reasonable agreement of the orientation, tenor, and thickness of mineralization between drilling campaigns. The comparisons show that the diamond core drilling from all campaigns compare well with the global distribution, with the exception of the Placer rotary holes which are biased high and were possibly preferentially drilled in shallow high grade areas to better delineate early production. Information from these holes should have been removed from the data base but this does not constitute a material issue. Approximately 2.5 percent of the Rosario data have been verified against original documents. The Rosario core, reverse circulation and some rotary data are generally reliable and those that are considered to be of questionable validity have not been used in resource estimates. As noted earlier, most of the shallow Rosario drill holes were drilled in oxide areas now mined out and have virtually no influence on sulphide mineral resource estimates. GENEL JV data has been verified against original documents and are believed to be reliable. MIM data has not been verified against original documents and there is some risk involved with using that data. On the basis of comparisons between mineralized intersections in MIM holes and those in nearby Placer holes, the risk of using the MIM data is considered to be acceptable. Placer data has been verified against original documents and is considered to be reliable. The authors of the Pueblo Viejo Report also undertook some verification checks of data against original documents. During check campaigns of PVDC drilling against pre-PVDC drilling, the gold grades for some PVDC holes appeared to be biased low, but this drilling was targeted at the periphery of the deposits so that lower overall grades would be expected.
     The authors of the Pueblo Viejo Report concluded that appropriate efforts have been made to ensure that the drilling database is free from major defects and of an acceptable quality to support technical and economic decisions. They believe that any remaining deficiencies will not materially affect global resource estimates, but may have a minor impact in places on local estimates.
Security of Samples
     Prior to making geotechnical measurements, the entire core interval is removed from the core box and placed in a long trough made of angle-iron. The fractures in the core are lined up, and man-made fractures are identified. This process allows the technician to mark the orienting line on the core for a better estimate of core recovery and rock quality designation. The archived half of the core is stored on site for future reference in suitable storage conditions. The unarchived half of the sample other half is placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. Core samples are placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. The core samples were initially sent to ALS in Vancouver.

Since mid-2010, PVDC has been preparing the sub-samples on-site and sending the pulverized samples to commercial laboratories in Santiago and Peru. Samples are analysed for gold, silver, copper, zinc and sulphur using industry-standard methods. Multi-element analysis is also performed on samples.
     The authors of the Pueblo Viejo Report reviewed the descriptions of drilling and related practices and, in 2008, visited drill hole sites and held discussions with site geologists. While the quality of drilling and related practices has varied over history, the practices were undertaken in accordance with standards of the day. Since any drill hole data of suspect quality has been removed from the resource estimation database, the authors of the Pueblo Viejo Report believe that the results may be relied upon.
Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Reserves for Goldcorp’s 40% interest in the Pueblo Viejo Project as of December 31, 2010:
Proven and Probable Mineral Reserves (1)(2)(3)(4)

		Grade			Contained Metal
Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Proven	5.36	3.32	21.9	0.12	0.57	3.78	14
Probable	96.50	2.87	17.8	0.09	8.89	55.14	199
Proven + Probable	101.86	2.89	18.0	0.09	9.46	58.92	213

(1)	The Mineral Reserves for Pueblo Viejo Project set out in the table above have been reviewed and confirmed by Herbert A. Smith, P.Eng., Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd., who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Based on a gold price of $975 per ounce, a silver price of $15.50 per ounce, and a copper price of $2.00 per pound.

(3)	Lower cut-off is determined on a block revenue basis and equates to around 1.6 to 1.7 grams per tonne gold.

(4)	Numbers may not add up due to rounding.
     The following table sets forth the estimated gold, silver and copper Mineral Resources for Goldcorp’s 40% interest in the Pueblo Viejo Project as of December 31, 2010:
Measured, Indicated and Inferred Gold, Silver and Copper Mineral Resources (1)(2)(3)(4)(5)
(excluding Proven and Probable Mineral Reserves)

		Grade			Contained Metal
Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(millions)	(grams per tonne)	(grams per tonne)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)

Measured	1.63	2.04	13.47	0.10	0.11	0.71	4
Indicated	56.92	2.01	11.74	0.08	3.68	21.48	103
Measured + Indicated	58.55	2.01	11.80	0.08	3.78	22.18	106
Inferred	3.14	2.20	18.14	0.10	0.22	1.83	7

(1)	The Mineral Resources for Pueblo Viejo Project set out in the table above have been reviewed and confirmed by Patrick Stephenson, P.Geo., Principal Geologist, Regional Manager and Director, AMC Mining Consultants (Canada) Ltd., who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)	Based on a gold price of $1,100 per ounce, a silver price of $16.50 per ounce and a copper price of $2.50 per pound.

(4)	Lower cut-off is determined on a block revenue basis and equates to around 1.2 to 1.5 grams per tonne gold.

(5)	Numbers may not add up due to rounding.

Mining and Processing Operations
     The open pit mining method has been selected. The first stage pit is located in the existing Monte Negro pit, where ore is already exposed. Mine development began in August 2010 and current mine activity is in the Monte Negro 1 and Moore 1 phases. Initial production continues to be anticipated in the fourth quarter of 2011, although timing delays associated with permitting relating to power may delay production to the first quarter of 2012. Processing higher grade ore in the early years, while stockpiling lower grade ore for later processing results in a mine life of 19 years and a processing life of 31 years.
     The autoclave processing method requires a sulphur content in mill feed as close to 6.8 percent sulphur as possible (assuming four autoclaves in operation). As the four autoclaves become operational, mill throughput is scheduled to ramp up from around 19,000 tonnes per day in 2012 to 24,000 tonnes per day in 2013. A sophisticated stockpiling and blending system is being implemented to ensure a stable sulphur feed to the mill, while at the same time, maximizing gold grades in the early years. Total ore on stockpiles will reach a maximum of approximately 100 million tonnes. The processing method requires a significant amount of slurry and lime derived from high quality limestone. There are numerous limestone formations in the vicinity of the Pueblo Viejo Project. All waste rock from the Moore and Monte Negro pits will be hauled to the El Llagal tailings area, with potential acid generating waste being submerged in the tailings facility. Mining operations will be undertaken with standard non-electric equipment.
     Pressure oxidation (autoclave) of the whole ore followed by cyanidation of gold and silver in a carbon in leach circuit produced satisfactory results in test work and is the adopted processing methodology. Autoclaving of the whole ore entails greater capital and operating costs than treating a concentrate with the plant throughput rate being more dependent on the ore sulphur content than total solid throughput.
     Gold production is projected to average approximately 1.1 million ounces per year for the first five years and approximately 650,000 ounces for the remainder of the mine life, for a total over 30 years and 22.1 million ounces. Silver production is projected to average approximately 6.4 million ounces per year for the first five years and approximately 3.7 million ounces per year for the remainder of the mine life, for a total of 125 million ounces. Approximately 13 million pounds per year of by-product copper metal will also be produced. Gold recovery is projected to vary between 90 percent and 94 percent, averaging 91.7 percent. Silver and copper recoveries are estimated to average 86.8 percent and 78.7 percent respectively over the mine life. Various options have been examined for deriving value from the zinc mineral resources, but to date, no option has clearly demonstrated an acceptable return on the investment required. Studies are continuing. The Pueblo Viejo Project will produce gold and silver as doré bullion, and copper in concentrate. With 2011 financial model assumptions of gold at $1,300 per ounce, silver at $24.00 per ounce, and copper at $3.50 per pound for 2011 and all years thereafter, the revenues, after transport and refining of doré, are projected to total $33,108 million over the life of the mine. For the same parameters, payback on an undiscounted cash flow basis, before considering financing is calculated to be 2.9 years after 2011.
     Excluding exchange commissions, PVDC is to be exempt from all forms of taxes, permits, licenses, fees and duties, sales taxes, gross revenue taxes, value-added taxes (Impuesto a la Transferencia de Bienes Industrializados y Servicios), customs export duties and excise taxes, on all goods, services and rights produced, sold or leased that relate to the activities in connection with the construction, operations, and closure of the leased properties.
     The extent of acid rock drainage groundwater contamination and the potential for treatment, if necessary, is not well defined. The Pueblo Viejo Feasibility Study alludes to the effectiveness of the limestone on the western side of the property to control the pH in the groundwater but also refers to low pH and elevated metal concentrations on the eastern side where limestone is not as prevalent. Collection and treatment of acid rock drainage runoff would require treatment for decades and this would incur significant closure costs. PVDC has recognised that treatment strategies for the long-term post closure period will have to be developed. Relative to a 200 year design event there is a risk of acid rock drainage release over the spillway at El Llegal Dam 1 during the first six years of mine life until storage capacity is increased, which is anticipated to be in year seven.
     The Mejita and Las Lagunas tailing storage facilities were constructed during previous mine operation and it is reported that uncontrolled seepage has occurred from these impoundments since they were commissioned and that the geotechnical stability of the earth embankment dams and foundation suitability is questionable. Acting as agents for the government, PVDC is implementing an action plan to install infrastructure for capturing acid rock drainage water and to reinforce the Mejita dam, and EnviroGold Limited is developing an operation for re-treating Las Lagunas tailings. PVDC will also build a water treatment plant larger than would otherwise be required for mining operations. It is understood that the Las Lagunas project area would become the responsibility of the Dominican Government on completion of the Pueblo Viejo Project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and environmental environment in seven or more years time, there is some risk that PVDC may become involved. Any involvement should not represent a material risk to the Pueblo Viejo Project.
     Terms of mining, concentrating, smelting, refining, transportation, handling, sales and hedging and forward sales contracts or arrangements, rates or charges are within industry norms.
     Under the Special Lease Agreement, PVDC is obligated to pay a net smelter return royalty of 3.2 percent, applied to the gross revenue for payable gold and silver only, less refining, transport etc costs. Copper revenue is specifically excluded. The Pueblo Viejo Project is subject to a 25 percent income tax, with unrestricted tax loss carry-forward. In addition, there is a net profits interest equal to 28.75 percent of the free cash flow, payable only when the initial investment has been recouped and an internal rate of return of ten percent has been achieved. Free cash flow includes capital expenditure and is after payment of royalties but before payment of income tax.
CERRO NEGRO PROJECT, ARGENTINA
     Maryse Belanger, P. Geo., Sophie Bergeron, eng., and David Brimage, M.AusIMM, prepared for Goldcorp a technical report for the wholly-owned Cerro Negro gold project (the “Cerro Negro Project”) in accordance with NI 43-101 entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report” dated March 26, 2011 (the “Cerro Negro Report”). Maryse Belanger and Sophie Bergeron are employees of Goldcorp and qualified persons under NI 43-101. David Brimage is an employee of Ausenco Solutions Canada Inc. and is a qualified person under NI 43-101. The following description of the Cerro Negro Project has been summarized, in part, from the Cerro Negro Report and readers should consult the Cerro Negro Report to obtain further particulars regarding the Cerro Negro Project. The Cerro Negro Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.
Project Description and Location
     The Cerro Negro Project contains six known major mineralized zones, including Bajo Negro, the Eureka Vein, Mariana Central and Mariana Norte, San Marcos and the Vein Zone and is located about 345 kilometres by road southwest of Comodoro Rivadavia. The Cerro Negro Project is held in the name of Oroplata S.A. (“Oroplata”), an indirectly wholly-owned subsidiary of Goldcorp, and consists of 10 mining leases (“minas”) totalling 21,548 hectares, and three exploration licence applications (“cateos”), covering 5,338.8 hectares. A thin gap 20 metres wide by 3,000 metres long currently exists internal to the tenements and Goldcorp has initiated the process required to eliminate the gap. Tenure for minas is indefinite, providing that annual payments are made in February and July each year. Until granted, there are no expiry dates for cateos.
     The tenements lie on parts of five estancias (farms), respectively Cerro Negro, El Retiro, La Unión, Mariana and Los Tordos. Goldcorp has access and occupation agreements with the owners of the Cerro Negro, El Retiro, La Unión and Los Tordos estancias in force allowing access to ground that is not controlled and allow exploration activities to be conducted. From 2006 to 2010, Andean purchased the surface title to about 11,100 hectares of the Cerro Negro, Mariana and Los Tordos estancias that overlay deposits and adjacent prospects. Goldcorp is negotiating purchase of surface title of the La Unión and El Retiro estancias.
     Newcrest Mining Ltd. has a royalty of $1 million in the event that a proven ore reserve (as defined by the Australasian Joint Ore Reserves Committee Code) of greater than one mega-ounce of gold is delineated and that the constructed plant has achieved 80% of its designed operating capacity for 10 consecutive days. A royalty of 3% will be payable to the Province of Santa Cruz.
     Environmental liabilities are limited to those that would be expected to be associated with a project that is in the pre-development phases, and includes an exploration decline and associated infrastructure, roads, and exploration drill pads. An environmental impact report has been lodged for the Cerro Negro Project and is updated annually. On December 13, 2010, the Santa Cruz Province approved the environmental impact assessment for development and production, based on the 2010 feasibility study completed by Andean. Goldcorp will need to obtain the appropriate permits under local, state and federal laws to allow mining operations.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     Vehicle access to the Cerro Negro Project takes approximately five hours from Comodoro Rivadavia, which is a 2.5 hour flight south of Buenos Aires. Within the Cerro Negro Project, a network of internal gravel roads services the various prospecting and exploration sites.
     The Cerro Negro Project is located in the arid to semi-arid Patagonian Region of Argentina. The site is affected by strong, persistent westerly winds, particularly in the warmer months and average annual temperature is 7.7 degrees Celcius. The average annual rainfall is 172 millimetres. It is expected that any planned mining activity will be able to be conducted year-round. Exploration activities can occasionally be curtailed for short periods if exceptionally heavy snowfall occurs.
     Power to all facilities is currently generated by three diesel generators. Two additional generators are currently being installed at the new Eureka substation which will provide all of Eureka’s surface and underground electricity requirements until connection to the grid is completed. Water for potable and industrial use at Eureka is supplied from a bore, located close to the Eureka portal. The water quality from the bore is to potable standard and does not require any treatment other than filtration. The Cerro Negro Project has no formal settlements within its boundaries and the closest towns are Perito Moreno (population 4,200), located approximately 75 kilometres by road, and Las Heras (population 12,206), located 215 kilometres by road, which can provide basic services. Most supplies and services are sourced from Caleta Olivia, Comodoro Rivadavia or Buenos Aires. There is an available workforce that requires training. The 2010 feasibility study completed by Andean, envisages a tailings storage facility, a sewage treatment works, heap leach pad areas and potential processing site plans. Power will be supplied form a grid connection. Water supply to the process plant and infrastructure will be provided from three water bores located in the valley adjoining the plant site. Transport of doré will be through Comodor Rivadavia and Buenos Aires to the final refinery destination.
     The Cerro Negro Project lies on the Deseado Massif. Topography is generally gently rolling with a few deeply incised valleys. Elevations range between 300 metres above sea level and 600 metres above sea level. Low scrub bushes and grass that are typical of areas with a harsh climate and poor soils constitute the vegetation in the area. Sub-shrubby vegetation covers most of the surface of the Eureka area, while shrubby vegetation covers most part of the surface area of the Vein Zone.
History
     Gold mineralization was first recognized in the Cerro Negro Project area in 1992. Minera Newcrest Argentina S.A. (“Newcrest”) undertook a reconnaissance exploration program over the Deseado Massif region in 1993, which identified mineralization at the Eureka, Mariana, El Retiro, and Las Margaritas and Vein Zone areas. Newcrest picked up an option over the Silica Cap prospect tenement and applied for additional ground to cover the identified gold anomalous areas. Preliminary mapping and sampling of Vein Zone and Silica Cap were completed in 1994.
     Newcrest completed geological mapping and sampling in 1995, which identified significant mineralization and identified several anomalous zones. Pegasus Gold International Inc. (“Pegasus”) joint-ventured the Eureka-Mariana portion of the Newcrest tenure in 1996, and undertook 13 reverse circulation drill holes and conducting trenching at the San Marcos prospect. Due to non-maintenance and Newcrest dropping its option on the Silica Cap claim, the resulting open ground was staked by MIM Argentina Exploraciones (“MIM”) in June 1995. Between 1995 and 1996, MIM completed rock-chip sampling of the Vein Zone and Silica Cap prospects; dipole-dipole induced polarization and ground magnetic geophysical surveys; and property-wide geological mapping, rock and soil sampling, and trenching. A total of 17 reverse circulation drill holes were completed in the areas.

     In 1997, Newcrest and MIM entered a joint venture and completed geological mapping at the Eureka, Las Margaritas, and Mariana Sur prospects; a soil geochemistry orientation study and mobile metal ion soil geochemistry survey; portable infrared mineral analyzer analysis of clay alteration minerals in samples from 11 reverse circulation holese; preliminary metallurgical studies; trenching; ground magnetics and dipole-dipole induced polarization geophysical surveys; an airborne radiometric and aeromagnetic geophysical survey; and 13 core and 47 reverse circulation holes. Newcrest withdrew from the joint venture in early 1999, and MIM gained 100% control of the Cerro Negro Project.
     Oroplata optioned the Cerro Negro Project from MIM in 2000. Work completed from 2000 to 2003 comprised evaluation and ground checking of Landsat and ASTER spectral anomalies; reconnaissance mapping and sampling; and 22 reverse circulation drill holes.
     In December 2003, Andean entered into an agreement with MIM to acquire a 51% interest in the Cerro Negro Project, and subsequently acquired a 100% interest through the acquisition of Oroplata Pty Ltd., the parent entity of Oroplata. Andean undertook data validation, geological mapping, reconnaissance rock chip sampling, backhoe trenching, gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetic surveys, petrographic and mineralogical descriptions, and 591 reverse circulation and core drill holes, totalling 140,599 metres. Mineral Resource estimates were undertaken in each year from 2005 to 2010. A pre-feasibility study was completed in 2008, and a feasibility study was completed in 2010.
     Since acquisition of the Cerro Negro Project in 2010, Goldcorp has completed further drilling, which identified significant additional mineralization at the San Marco and Marianas deposits and has commenced an updated feasibility study to incorporate this additional mineralization.
Geological Setting
Regional Geology
     The Cerro Negro Project’s gold-silver veins are situated near the western margin of the Deseado Massif, a 60,000 square kilometre rigid crustal block in southern Argentina bounded to the north by the Río Deseado, to the south by the Río Chico, to the east by the Atlantic coast, and to the west by the Andean Cordillera.
Local Geology
     The known deposits and prospects at the Cerro Negro Project are distributed within and east of a volcanic-subvolcanic complex which is flanked and overlain by a series of rhyolite domes. The eruptive products of the rhyolite domes form an ignimbrite apron, which post-mineral ignimbrites have preserved the epithermal systems, as well as lacustrine sediments, travertine, and sinter deposited at the Late Jurassic paleo-surface. Older ignimbrites that lie east of the volcanic-subvolcanic complex host mineralization at Bajo Negro and Vein Zone. Structurally, the area shows a pattern of dominant northwest and subordinate east-west faults considered to form the margins of a series of pull-apart basins. Gold-silver veins are emplaced in both east-west- and northwest-trending faults.
Property Geology
     The deposits within the Cerro Negro Project are considered to be examples of low-sulfidation, epithermal gold-silver deposits. Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from depths of about one kilometre to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.
     Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization. Deposits are typically zoned vertically over about a 250 metre to 350 metre interval, from a base metal-poor, gold and silver-rich top to a relatively silver-rich base metal zone and an underlying base metal-rich zone grading at depth into a sparse base metal, pyritic zone. Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite.
     Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.
Exploration
     Exploration has been undertaken by Goldcorp, its precursor companies (gold exploration by Andean), or by contractors (geophysical surveys). Exploration activities at the Cerro Negro Project have included geological mapping, core drilling, reverse circulation drilling, trenching, soil and sediment sampling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been conducted.
     Andean performed surface geological mapping from 2005 to 2008 over areas of veining to identify lithologies, areas of quartz veining, and visible sulphide mineralization. Mapping of the San Marcos area in 2009 used Quickbird imagery and hand-held global positioning system (“GPS”) device. Mapping noted the distribution of mineralized quartz float and barren silicified boulders and attention was paid to the distribution of potential vein host rocks versus post-mineral cover. Silicification and breccias were also noted and mapped.
     During reconnaissance exploration from 2007 to 2010, a total of 289 rock chip samples were taken from areas of quartz outcrop resulting in the discovery of the Eureka West mineralization.
     Initial gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetics surveys were performed from 2005 to 2008 by Akubra Exploraciones and Argali Geofísica (“Argali”).
     Geophysical surveys were carried out by Argali from September to December 2009 covering the San Marcos prospect comprise ground magnetics, chargeability and gradient-array resistivity as part of a larger project that extended a previous magnetic survey and gradient array resistivity surveys. The entire Argali survey comprised 1,419.3 line-kilometres of ground magnetics and 788 line-kilometres of gradient array. Both surveys were run on north-south grid lines, pegged by the geophysical contractor, spaced 50 metres apart. Ground-magnetic measurements extended the previous coverage of the Eureka area to the north and west. The most conspicuous feature is a west-northwest-trending lineament which coincides with the southern breccia vein at San Marcos. The lineament can be traced for at least 3 kilometres west-northwest and 8 kilometres east-southeast of San Marcos and is clearly a major fault. There are a number of west- to west-northwest-trending resistivity anomalies in a west-northwest-trending zone of generally low resistivity whose southern limit is the magnetic lineament. There is abundant unoxidized pyrite associated with the Mariana Norte and Mariana Central veins, and perhaps for this reason, there are strong gradient-array chargeability anomalies associated with the prospects.
     During 2005, 10 north-trending trenches totalling 745 metres were excavated at Vein Zone, and one trench totalling 212 metres was excavated at Bajo Negro. Additional trenching was undertaken in 2006 and 2007, including excavation and sampling of five backhoe trenches at the western end of the Eureka vein system to expose the Eureka West vein. Andean excavated six backhoe trenches at Bajo Negro in 2008. Two trenches were designed to investigate a resistivity feature east of the known vein, and the other four were used to explore the area to the northwest and southeast of the outcrops.
     In 2009, Andean excavated three backhoe trenches south of the silicified ridge at Mariana that contains most of the anomalous vein quartz float. The trenches exposed highly brecciated andesite and some quartz fragments but no in situ veins.

Mineralization
     Vein systems at Vein Zone, Eureka, Bajo Negro, San Marcos, Mariana Sur, and Mariana Central strike northwest to west-northwest, but Vein Zone and Eureka also have some east-trending segments. Vein mineralogy seems to depend on the location of veins relative to the Eureka Volcanic-Subvolcanic Complex. Veins in the complex contain significant silver as well as gold, and the Eureka veins also contain abundant adularia and ginguro-style sulphides. Veins outside the dome and hosted by the Cerro Negro Ignimbrite contain low silver grades, coarse pyrite rather than ginguro sulphides, and lack macroscopic adularia or carbonate in the gangue.
     The Bajo Negro vein is a single structure consisting of chalcedonic to crystalline quartz plus well-crystallized pyrite or (more commonly) iron oxide after pyrite. Free gold, some of it probably supergene, is commonly visible. Bladed quartz replacing carbonate is present in most drill intersections of the vein. The vein is deeply weathered and contains supergene (and probably hypogene) kaolinite and hematite throughout. Much of the vein is brecciated and cemented with jasperoid (silica plus iron oxide). To date, the Bajo Negro vein has been defined by drilling over a strike length of almost 1,200 metres, with an average true width of 3.9 metres and a known vertical extent of up to 300 metres.
     In the Vein Zone, gold is associated with oxidized pyrite and manganese oxide along with hematite-goethite, minor sphalerite, kaolinite, illite, and adularia. Arsenic, manganese, and barium are locally anomalous. Platy quartz that is a pseudomorph of carbonate, colloform banding, and open or clay-filled vugs accompanies the gold. The mineralization occurs within an extensive envelope of kaolinitic alteration that changes sharply to sericitic alteration in the footwall. The Vein Zone as presently defined is almost 500 metres long, occurs over a vertical extent close to 400 metres and, excluding the footwall vein, is up to 80 metres thick.
     Eureka vein textures are typical of low-sulphidation epithermal systems and include colloform and crustiform banding, cockade, and manganese/iron-oxide matrix breccias. At deeper levels, especially in the principal vein, delicate alternating colloform bands of quartz and adularia are developed, and bonanza gold-silver grades are associated with dark, fine-grained ginguro sulphide bands. Both native gold and native silver appear especially abundant in dark quartz veinlets or on their margins. Oxidation and a possible post-mineralization phase of hypogene oxidation or deep surficial oxidation have remobilized the silver. Better grade mineralization has a strike extent of about 1,500 metres and the entire mineralized zone, including stockwork and vein material, can reach 100 metres in width. However, the economic widths are much less, ranging up to 20 metres and averaging 5 metres.
     The mineralized east-trending vein at San Marcos is a braided system dominated by two primary veins, along with two separate sub-parallel veins and a hanging wall split. The two primary veins are more persistent and predictable than the subsidiary veins. A hanging wall vein split intersects the primary vein at an angle of about 40 degrees dipping near vertically and then rolling over and dipping south-southwest, opposite of the main vein. While this hanging wall split forms a relatively well-defined structure, it carries very little gold. There is quartz-veined stockwork silicified wall rock material, but it is only weakly mineralized. The main hanging wall and footwall veins strike east-west and are defined over a strike length of 750 metres. These veins, and the subsidiary hanging wall and footwall veins, dip vertically and occasionally as shallow as 80 degrees. The main hanging wall vein, which is on the north side, averages 1.8 metres thick and has a maximum thickness of 10 metres; the main footwall vein, which is on the south side, averages 2.3 metres thick and has a maximum thickness of 11 metres. Holes drilled by Andean have intersected clean white quartz veins with abundant coarsely crystalline pyrite, vein breccias, and some black banding. No detailed studies of the San Marcos mineralization have been made to date.
     Mariana Central is made up of a main vein, a hanging wall split that separates from the main vein near the east end of the deposit and then rejoins the main vein 300 metres farther to the west-northwest, and a separate, roughly parallel, secondary hanging wall vein that occurs about 100 metres into the hanging wall of the main and hanging wall split veins. All of the defined veins have small, discontinuous sub-parallel veins. The main vein strikes west-northwest at about 305 degrees and dips rather consistently at about 65 degrees to the north. Overall dimensions of the main vein are 800 metres long by 300 metres high by an average of over 5 metres thick, reaching a maximum modeled thickness of 19 metres. The Mariana Central vein system has undergone a series of mineralizing events commencing with barren carbonate and culminating in major Gold-Silver deposition.

     Mariana Norte is made up of a main vein, often with an adjacent sub-parallel footwall vein. A hanging wall split separates from the main vein near the east end of the deposit at an angle of about 20 degrees. This hanging wall split dips very steeply northeast at over 80 degrees. The main vein strikes west-northwest at about 280 degrees and dips rather consistently at about 60 degrees to the north. Overall dimensions of the main vein are 700 metres long by 400 metres high averaging 3.5 metres wide; the widest part of the vein is approximately 10.2 metres.
     The Mariana mineralization is unoxidized and contains abundant pyrite, some of which is well crystallized, and other sulphides. Fine-grained black sulphides and sulphosalts are present especially at Mariana Central. Ginguro banding is also present but is not as abundant as at Eureka, and colloform-banded and apparent ginguro-textured quartz float is abundant on the surface.
Drilling
     Drilling completed between 1996 and 2010 comprises 307 reverse circulation drill holes totalling 87,959 metres and 569 core drill holes totalling 132,449.6 meters for a total of 876 drill holes and 220,409.45 meters.Since July 2009, reverse circulation drill rigs are used for exploration targets and to drill diamond core hole pre-collars. When an exploration hole cuts a quartz vein intercept and analysis confirms a mineralized interval, the drill rig protocol is changed so that the follow-up target interval is tested by coring methods. The follow-up drill holes can be either core only or a combination of reverse circulation as a pre-collar with a core “tail” to finish the drill hole. For the Andean drill programs, logging is entered directly into a computer program.
     From 2009, the surveyor has been an employee of Andean. Andean’s surveyor reports collar locations to the nearest millimetre using a differential GPS unit. Andean completed down-hole surveys using a gyroscopic system for holes drilled since September 2008. The drill hole deviation is determined after completion of the hole as the drill string is removed. Down-hole surveys were taken, as of 2008, on increments of 10 metres and 30 metres. Recoveries were estimated by comparing the weight of sample with the theoretical sample weight for the hole-size assuming a specific gravity of 2.35 grams per cubic centimetre.
     Drilling on Vein Zone encountered difficulties with recoveries in the mineralized intervals with both the reverse circulation and core methods, but core drilling on balance provided better recoveries. Difficult drilling conditions resulted in poor diamond core recoveries in early stages of Andean’s core drilling. Densely veined intervals appeared to have particularly poor recoveries; however, there was no clear correlation of poor recovery with either increased or decreased grade.
Sampling and Analysis
     All reverse circulation holes drilled by Andean have been sampled every metre, with the exception of the first hole drilled at Vein Zone which was sampled every two metres. The primary samples are organized, and drill-rig duplicates and blanks are inserted into the sample stream in consecutive numbers so that the analytical laboratory is unaware of these samples. Andean also places a “dummy” sample in the sample stream as a placeholder for the to-be-inserted pulp standards after sample preparation, including pulverizing, is completed. One of each blank, standard, and duplicate sample is inserted per approximately 71 samples.
     Specific impact of core drilling versus RC drilling for the Vein Zone and Eureka deposits indicated that the reverse circulation drilling samples are, on average, lower than the core drilling samples. Mine Development Associates (“MDA”) note that there is a relationship between core recovery and grade at Vein Zone which imparts some uncertainty for those samples, but does not necessarily mean there is a bias put into the samples. Subsequent to the development drilling at Eureka, development drilling has been entirely by core methods, and MDA has placed no qualifications on the sample quality at Bajo Negro, Mariana Central, Mariana Norte, and San Marcos. Those samples deemed by MDA to be questionable or in doubt, were excluded from use in mineral resource estimation. Andean drill core is transferred to the core shack at the exploration camp where it is laid out and washed by a technician. The core recovery and rock quality designation are measured between wood blocks. The core is then marked up in one metre intervals taking core recovery into account. The geologist marks the core with a line for splitting using a diamond rock saw for core samples of the vein and a hydraulic splitter for the remainder of the holes, producing a sample of one kilogram to 3.5 kilograms. Core samples collected for analysis are typically one metre in length, but range from 20 centimetres to three metres. Bagged core samples are laid out in an orderly fashion, and then standard, blank, and duplicate samples are inserted in the sample stream.
     The drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the copper, gold, and silver grades in the deposit, reflecting areas of higher and lower grades.
     Bulk density is routinely determined by Alex Stewart Argentina S.A. on behalf of Andean on a batch basis using small pieces of drill core or half-core, previously oven-dried in the sample preparation laboratory. To calculate the bulk density, the sample is briefly immersed in melted paraffin wax so as to give a thin uniform wax coating. It is then weighed in the air and in water. From time to time, checks are made by measuring the volume of water displaced by the sample and deriving bulk density by the ratio of weight to volume. For the Bajo Negro Mineral Resource estimate, Andean did its own measurements of specific gravity, on the site, using a conventional water-immersion method on pieces of drill core. The weight of the wax is taken into account when calculating the specific gravity.
     MDA observed Andean’s technicians doing the specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted. The method used for specific gravity measurements has one deficiency; it cannot account for large vugs on the outsides of the specimens, if those vugs do not completely fill with wax. Such large vugs exist in the mineralized quartz veins at Eureka, and somewhat less commonly at Bajo Negro. For the 2009 mineral resource estimates, MDA made an adjustment to compensate for this and to account for unavoidable sample selection biases. During 2010, Andean adopted a dry volumetric measurement method, at MDA’s suggestion.
     Current QA/QC practices include insertion of blanks, sample duplicates, and on-site and commercially available standards to check for contamination in crushing of the sample, cross contamination within the laboratory, assay precision, and accuracy. Each drill shift has a QA/QC person that attends to the sample analysis. One of these geologists is the QA/QC manager and is responsible for tracking and updating the assay results and database. Limits are set for the QA/QC standard samples to fall within an acceptable range, a warning range and a failure category. The acceptable range for blank samples is set at six times the detection limit of the element in question. All failures are reported to the assay lab, and the manager and lab work together to find a reason for the discrepancy. Often this results in a re-assay of the standard and samples which are adjacent to it. The original assays are entered into the database. Duplicate samples do not have a failure limit as all assays are accepted. The difference in duplicate assays indicates the precision level of the laboratory analysis and/or can point towards issues such as a “nugget” problem. Insertion of QA/QC samples is by an Andean contract employee prior to the pulps being forwarded to Santiago, Chile for analysis. This insertion is done with all efforts for the sample to be blind. All QA/QC samples are tracked and results reported on a monthly and year-end basis.
     MDA completed a number of data checks in support of database validation during 2010. For collar checks, MDA used a hand-held GPS to check the locations of 58 drill-hole collars. Given the constraints of a hand-held instrument, no collar errors were noted. Digital data files were compared to the collar locations in Andean’s project database. This check indicated that the locations and collar orientations of the drill holes in the project database are those obtained by the surveyors. For down-hole surveys, MDA’s check of the gyroscopic down-hole surveys in the project database consisted of comparing the original files to the data in the database. No issues were discovered using this method. For geological data, no formal checks were made, but as MDA performed geological modeling from the drill logs. For analytical data, MDA obtained all new assay data directly. This made it possible for MDA to compile, independently of Andean, an assay table for all of the deposits at the Cerro Negro Project. MDA compared the data in its assay table to the equivalent data in Andean’s assay table. The database was considered to be clean and able to support Mineral Resource estimation. For density data, while at the project site during January 2010, MDA observed Andean’s technician’s performance of specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted.
     Core from mineralized zones, as well as the adjacent 10 metre or more of stockwork and unmineralized wall rock, was visually inspected by MDA for independent sampling. Nineteen specific samples were chosen by MDA without consulting Andean from multiple, broadly-spaced drill holes to represent a variety of grade ranges, including unmineralized material, and consecutive high- and low-grade samples were commonly chosen from the same drill hole. Samples were split by Andean staff under MDA supervision, and the resulting samples delivered by MDA to the Acme preparation facility, where the standard Andean preparation protocols were followed. The Acme Laboratories (“Acme”) check assays compared well with the originals. MDA also performed QA/QC checks, including inserting standards, checking blanks and checking assays and duplicates.
Security of Samples
     All preparation and handling of samples at the Cerro Negro Project is done by Goldcorp employees. Once the drill samples have been collected, they are brought to a secure area next to the core shack and placed in steel-wire-reinforced plastic bins that are held on-site until a sufficient number of samples have been collected for a shipment. Once the bins are filled, usually weekly, a private trucking company is called to come to site and transport the samples directly to the Acme preparation laboratory in Mendoza, Argentina. The plastic bins are covered with an impermeable tarpaulin that is only removed upon arrival to the laboratory, and during this two-day drive, no other cargo is loaded on top of the truck. Acme personnel unload the samples and put them in the queue for preparation. Any sample number errors or missing samples are reported to Andean, and no work is performed until the problem is resolved.
     Once delivered, the samples are under Acme’s control until the preparation of the pulps is completed. Then, an individual hired by Andean through a temporary work company takes custody of the pulps and inserts the standards and blanks into the sample pulp sequence according to instructions that have been emailed. After this, the pulps are returned to Acme, who takes responsibility for shipping them to Santiago, Chile.
     Andean retains a small washed split of each reverse circulation sample interval, which is stored in an reverse circulation chip tray. The coarse and fine rejects (pulps) from Acme are returned on a regular basis and are stored in Cerro Negro Project sample storage sheds. Half core is retained in core trays and stored on site.
Mineral Reserve and Mineral Resource Estimates
     The following table sets forth the estimated Mineral Reserves for the Cerro Negro Project as of December 31, 2010:
Proven and Probable Mineral Reserves (1)(2)(3)(4)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(millions)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Proven	—	—	—	—	—
Probable	7.14	9.03	89.3	2.07	20.50
Proven + Probable	7.14	9.03	89.3	2.07	20.50

(1)	The Mineral Reserves for the Cerro Negro Project set out in the table above have been estimated by Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Based on a gold price of $850 per ounce and a silver price of $14 per ounce.

(3)	The estimated metallurgical recovery rate is 93.5% to 96.4% for gold and 85% to 92.7% for silver.

(4)	Numbers may not add up due to rounding.

     The following table sets forth the estimated Mineral Resources for the Cerro Negro Project as of December 31, 2010:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)
(excluding Proven and Probable Mineral Reserves)

		Grade		Contained Metal
Category	Tonnes	Gold	Silver	Gold	Silver
	(million)	(grams per tonne)	(grams per tonne)	(millions of ounces)	(millions of ounces)

Measured	—	—	—	—	—
Indicated	9.43	8.77	61.80	2.66	18.74
Measured + Indicated	9.43	8.77	61.80	2.66	18.74
Inferred	4.51	4.97	32.30	0.72	4.69

(1)	The Mineral Resources for the Cerro Negro Project set out in the table above have been estimated by Maryse Belanger, P. Geo, Director Technical Services, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Based on a gold price of $1,100 per ounce and a silver price of $17.00 per ounce.

(3)	The cut-off grade for Vein Zone is 0.5 grams per tonne of gold equivalent. The cut-off grade for the underground deposits is three grams per tonne of gold equivalent.

(4)	Mineral Resources are not known with the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

(5)	Numbers may not add up due to rounding.
Mining Operations
     A transverse stoping method with backfill was selected to develop the Eureka and Bajo Negro veins to suit the orebody geometry and rock quality. In narrow zones, longitudinal stopes will be used to maximize recovery of the orebody. The mining will be undertaken utilizing the equipment and personnel released from Eureka once that operation is finished and there will be a gradual transfer of resources starting in 2014, when the Bajo Negro development is projected to commence. Vein Zone will be mined by an open pit method using standard drilling, blasting, loading and hauling operations.
     The plant feed will be initially from Eureka, and then in parallel from Bajo Negro and Vein Zone. The plant has been designed by Ausenco Solutions Canada Inc. for a total throughput of approximately 675,000 tonnes per annum. The Eureka mine plan includes maintaining a stockpile of ore on the run-of-mine pad near the crusher with a total capacity of three months’ production, approximately 170,000 tonnes. Waste storage has been designed for each of Eureka, Bajo Negro and Vein Zone. Capital costs to develop Bajo Negro and Vein Zone total $132.8 million over the life of the mine.
     The metallurgical process route proposed uses conventional technology. The process plant and associated service facilities will process run-of-mine ore delivered to the primary crusher. The process encompasses crushing and grinding of the run-of-mine ore, leaching, counter-current decantation, solution clarification, zinc precipitation and smelting to produce gold/silver bars that are shipped to a refinery for further processing. The counter-current decantation tailings will be filtered and washed to recover cyanide prior to being repulped and pumped to the tailings storage facility.
     The Cerro Negro Project will produce and sell a gold and silver doré to generate revenue. Over the life of the mine, the process plant will produce doré containing 1.96 million ounces of gold and 17.69 million ounces of silver. The doré will be sold to a refinery for separation into gold and silver bullion. Sales contracts expected at precious metal spot prices may be entered into with refiners and are expected to be typical of and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.
Economic analysis shows that at a discount rate of 5% the initial rate of return is 43%, the cumulative undiscounted cash flow value for the project is $402.2 million and the payback period is 3.99 years. The payback period, if the sunk capital cost of $50 million is included in the evaluation, is 4.32 years.

     The Argentinean income tax rate for a corporation is set at 35%. There is also an export tax on gold doré which is 5%. The general rate for value added tax is 21%.
Exploration and Development
     Significant exploration potential remains within the Cerro Negro Project. All of the deposits are open at depth, and the investigation of the vein systems within the Cerro Negro Project is likely to identify additional mineralization.
     The Cerro Negro Project has achieved its objectives in that a deposit that could support mine development has been identified. A decision to proceed with development will require appropriate permits, and approval by both relevant statutory authorities and Goldcorp management.

RISK FACTORS
     The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.
Exploration, Development and Operating Risk
     Mining operations generally involve a high degree of risk. Goldcorp’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver, copper, lead and zinc including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. Although appropriate precautions to mitigate these risks are taken, these risks cannot be eliminated.
     Although Goldcorp’s activities are primarily directed towards mining operations, its activities also include the exploration for and development of mineral deposits. Discovery or acquisition of new mineral deposits is necessary to replace mineral reserves that are mined by operations. Development of new mineral deposits is necessary to sustain and to grow the Corporation’s future operations. There is no certainty that the expenditures made by Goldcorp towards the search for, evaluation of, and development into commercial production of mineral deposits will be successful.
     The exploration for and development of mineral deposits also involve significant risks. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Goldcorp or any of its joint venture partners will result in a profitable commercial mining operation.
     In particular, Gldcorp is currently focused on advancing its suite of high quality gold projects as part of its five-year growth profile. However, the Corporation’s ability to maintain, or increase, its annual production of gold, silver, copper, lead, and zinc depends in significant part on its ability to bring these projects into production and to expand existing mines. Although the Corporation utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines.
     Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); the particular attributes of the deposit, such as size, grade and metallurgy; expected recovery rates of metals from the ore; ; proximity to infrastructure and labour; the cost of water and power; anticipated climatic conditions; cyclical metal prices; fluctuations in inflation and currency exchange rates; higher input commodity and labour costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Some of the Corporation’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may adversely affect Goldcorp’s business.
     Although the Corporation’s feasibility studies are generally completed with the Corporation’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects. Future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new projects may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.
Commodity Prices
     The price of the Common Shares, Goldcorp’s financial results and exploration, and the Corporation’s development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond Goldcorp’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc have fluctuated widely in recent years, and future price declines could cause continued development of and commercial production from Goldcorp’s properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and Goldcorp could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Goldcorp’s mining properties is dependent on gold, silver, copper, lead and zinc prices that are adequate to make these properties economic.
     Furthermore, reserve calculations and life-of-mine plans using significantly lower gold, silver, copper, lead and zinc prices could result in material write-downs of Goldcorp’s investment in mining properties and increased amortization, reclamation and closure charges.
     In addition to adversely affecting Goldcorp’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Need for Additional Mineral Reserves and Mineral Resources
     Goldcorp must continually explore to replace and expand its Mineral Reserves and Mineral Resources as its mines produce gold, silver, copper, lead and zinc. The life-of-mine estimates included in this annual information form for each of Goldcorp’s operating mines are based on Goldcorp’s best estimate given the information available to the Corporation. These estimates may not be correct. Goldcorp’s ability to maintain or increase its annual production of gold, silver, copper, lead and zinc depends in significant part on its ability to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines.
     Goldcorp’s operating mineral properties and key development projects have the following estimated mine lives:

Property	Estimated Mine Life

Red Lake Gold Mines	12 years
Porcupine Mine	14 years
Musselwhite Mine	18 years
Marigold Mine	11 years
Wharf Mine	3 years
El Sauzal Mine	5 years
Los Filos Mine	18 years
Alumbrera Mine	7 years
Marlin Mine	6 years
Peñasquito Mine	23 years
Pueblo Viejo Project	30 years
El Morro Project	17 years
Cerro Negro Project	10 years

     The above mine lives (except in the case of the Red Lake Gold Mines and Musselwhite Mine) are based on Proven and Probable Mineral Reserves only and could be extended significantly by either:
a.	the conversion of existing Mineral Resources to Mineral Reserves; or

b.	the addition of new Mineral Reserves and new Mineral Resources which are subsequently converted to Mineral Reserves.
     In the case of the Red Lake Gold Mines and Musselwhite Mine, both the Mineral Resources and the Mineral Reserves have been utilized in calculating the respective life of mine because of:
a.	the inability of these underground mines to drill out all mineralization;

b.	the decades-long history in this location of converting Mineral Resources to Mineral Reserves; and

c.	the absence of anything in the geological understanding of the ore bodies that suggests the past success in converting Mineral Resources to Mineral Reserves will change.
     There is no assurance that the estimates underlying the life of mine calculations are accurate and there is no assurance that the life of mine will be the same as estimated above.
Foreign Operations
     The majority of Goldcorp’s foreign operations are currently conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such Goldcorp’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
     Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect Goldcorp’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
     Risk factors specific to certain jurisdictions are described separately. See “Economic and Political Instability in Guatemala” and “Economic and Political Instability in Argentina.” The occurrence of the various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on Goldcorp’s operations or profitability.
Economic and Political Instability in Guatemala
     The Marlin Mine is located in Guatemala. There are risks relating to an uncertain or unpredictable political and economic environment in Guatemala.
     Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. Renewed political unrest or a political crisis in Guatemala could adversely affect Goldcorp’s business and results of operations.
     Guatemala suffers from social problems, such as a high crime rate, impunity, uncertain land tenure for many indigenous people, and corruption, which could have adverse effects on the Marlin Mine. In the past, local residents have encroached on the Marlin Mine land, challenged the Corporation’s ownership of and authority to operate on such land, and impeded Marlin Mine operations through roadblocks, other public manifestations, and violent attacks on Marlin Mine assets and personnel. The Corporation attempts to mitigate the risks of local opposition to its operations through its commitment to corporate social responsibility, which includes engagement with local communities and development of effective grievance mechanisms to encourage early and peaceful resolution of local concerns. However, to the extent that the Corporation’s operations are the target of international or national organizations advocating on behalf of political or social causes that transcend local issues, the Corporation’s efforts may to mitigate these risks may not be effective.
     Conditions in Guatemala have become increasingly complicated during the past three years. Due to political activity, court rulings, and a lack of progress on proposed revisions to the mining law, a de facto moratorium on the issuance of new mining concessions and permits has existed for more than two years. As a result of Mexico’s concerted efforts to control organized criminal organizations, these organizations have increased their presence in Guatemala resulting in increased risks to personal security and greater influence within Guatemala. In September 2011, Guatemalans will elect a President, members of Congress, and municipal authorities. Guatemala currently has 24 registered political parties and perhaps 3 more parties will be formed as the election approaches. This political fragmentation makes it difficult to assess the outcome of the elections. The political fragmentation also means that the electoral debate will be diverse and that the divisions in the current Congress likely will persist into the next Congress. The national mining policy and the Corporation’s operations in Guatemala are issues that potentially will receive attention during the electoral process. Developments with respect to any of these issues could adversely affect the Corporation’s operations and its exploration and development projects in Guatemala.
Economic and Political Instability in Argentina
     The Cerro Negro Project is located in Santa Cruz Province in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. Certain political and economic events such as: (i) the inability of the Cerro Negro Project to obtain US dollars in a lawful market of Argentina; (ii) acts or failures to act by a governmental authority in Argentina; and (iii) acts of social and political violence in Argentina, could have a material adverse effect on Goldcorp’s activities at the Cerro Negro Project.
     For example, in December 2007, the Argentinean Government unilaterally decided to levy export duties initially adopted in 2001 on mining companies that had not been subject to the duties based on economic stability provisions of the federal mining law. This change of policy adversely affected Goldcorp’s interest in the Alumbrera Mine. Furthermore, during an economic crisis in 2001 to 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations. In addition, the Government has renegotiated or defaulted on contractual arrangements. These actions indicate that the Argentine Government may alter or impose requirements or policies that may adversely affect Goldcorp’s activities in Argentina in the future.
     There also is the risk of political violence and increased social tension in Argentina and Argentina has experienced periods of civil unrest, crime and labour unrest. Roadblocks (piqueteros) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There is no assurance that disruptions will not occur in the future which could materially affect the supply of goods to the Cerro Negro Project during the project’s development.
     On October 24, 2011, Argentina will hold national elections and Santa Cruz will hold provincial elections. Although President Cristina Fernandez de Kirchner is eligible to run for re-election, the death of former President Nestor Kirchner in October 2010, has created uncertainty regarding the participants in and winners of the upcoming elections. The passage by the Argentine Congress to protect glaciers by prohibiting any mining or industrial activities that would disturb glaciers indicates that the national mining policy may receive attention during the electoral process.

Acquisition Strategy
     As part of Goldcorp’s business strategy, the Corporation has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Goldcorp may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Goldcorp. Goldcorp cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Goldcorp’s business.
Human Rights
     Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to the environment, health and safety surrounding Goldcorp’s operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding potential or operating Goldcorp projects regarding government actions which may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose Goldcorp’s current and future operations, further development or new development of Goldcorp’s projects or operations. See “Inter-American Commission on Human Rights (Guatemala)” below. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Goldcorp’s activities. Opposition by such groups to Goldcorp’s operations may require modification of, or preclude the operation or development of, Goldcorp’s projects or may require Goldcorp to enter into agreements with such groups or local governments with respect to Goldcorp’s projects.
Inter-American Commission on Human Rights (Guatemala)
     In May 2010, the Inter-American Commission on Human Rights (“IACHR”) acting on a petition filed by certain residents of the Municipalities of Sipacapa and San Miguel Ixtahucán (the “Petitioners”) issued precautionary measures directing the Guatemalan government to suspend operation of the Marlin Mine. In response, in August 2010, the Guatemalan government initiated the applicable administrative process and the Ministry of Energy and Mines (“MEM”) requested a response from Montana Exploradora de Guatemala S.A. de C.V. (“Montana”), a wholly-owned subsidiary of the Corporation to the issues identified in the IACHR precautionary measures. Montana responded to the request for information with a comprehensive refutation of those issues. The MEM also received, through the Presidential Commission on Human Rights (“COPREDEH”), comments on the matter from the self-identified legal representative of the Petitioners. However, at a public audience held by the IACHR on October 25, 2010, several of the Petitioners presented official acts of the Municipalities of Sipacapa and San Miguel Ixtahucán declaring that the only representatives acknowledged by the communities are the respective Mayors and Municipal Councils of the two municipalities. As a result of this declaration, MEM reopened the administrative process to obtain information from the Municipal Mayors and the IACHR officially admitted the Mayors as petitioners in the matter before the Commission.
     In addition, on October 25, 2010, the IACHR held an informal meeting with the Government of Guatemala, the Petitioners, Goldcorp, and Montana at which the IACHR invited Goldcorp and Montana to present information with respect to the matters raised by the petition. During this meeting, Goldcorp and Montana presented extensive information regarding all aspects of the permitting, community engagement, development, and operation of the Marlin Mine which demonstrate that the Marlin Mine has not caused any of the harms alleged in the petition. In addition, Goldcorp and Montana proposed that the IACHR initiate a process, as provided by the IACHR’s rules, to secure an amicable resolution to the dispute. While the ICAHR has taken no further action in this regard, in December 2010 the Government of Guatemala through the leadership of the Vice President, convened a “mesa de dialogo” comprised of representatives of the Government (MEM, the Ministry of Environment and Natural Resources, and COPREDEH), the Municipalities of Sipacapa and San Miguel Ixtahuacán, and Goldcorp and Montana to address issues of interest to the parties. The Vice President’s office stated that the mesa de dialogo is intended “to ensure that the mining industry is developed in a framework of respect for the communities and the environment for the benefit of the country.” The mesa de dialogo has a dual agenda: short term to solve pending issues such as the IACHR process and long-term issues more closely associated with the development of the municipalities of Sipacapa and San Miguel Ixtahucán. Subsequent meetings of the mesa de dialogo have occurred and the process of engagement is anticipated to continue.
     In various public statements and presentations to the IACHR, the Guatemalan government has confirmed that studies demonstrate that there is no evidence that the community water supplies are contaminated and that they are fit for human consumption and that no disease linked to suspected contamination produced by the Marlin Mine has been detected. However, there is no assurance that the government will not require Goldcorp to suspend operation of the Marlin Mine or impose additional requirements on Goldcorp to protect human rights in the community in which the Marlin Mine operates. The effect of the suspension of operations at the Marlin Mine or the imposition of additional requirements on Goldcorp cannot be accurately predicted and could have an adverse effect on Goldcorp’s operations or profitability. The outcome of the September 2011 elections in Guatemala, see “Economic and Political Instability in Guatemala” above, may have an effect on the position of the Government of Guatemala with respect to this matter.
Competition
     The mining industry is competitive in all of its phases. Goldcorp faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Goldcorp. As a result of this competition, Goldcorp may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Goldcorp’s revenues, operations and financial condition could be materially adversely affected.
Government Regulation
     The mining, processing, development and mineral exploration activities of Goldcorp are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Goldcorp’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on Goldcorp. In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may adversely affect Goldcorp’s costs of operations and financial results. Chile recently adopted a new mining royalty regime that increases the royalty payable to the government. Similar changes have been proposed or are being considered in Mexico, Guatemala, Argentina, the United States of American and Canada.
Environmental Risks and Hazards
     Goldcorp’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Goldcorp’s results of operations. Environmental hazards may exist on the properties on which Goldcorp holds interests which are unknown to Goldcorp at present and which have been caused by previous or existing owners or operators of the properties.
     Government approvals and permits are currently, and may in the future be, required in connection with Goldcorp’s operations. To the extent such approvals are required and not obtained, Goldcorp may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Goldcorp and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.
     Production at certain of Goldcorp’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then Goldcorp may become subject to liability for clean up work that may not be insured. While appropriate steps are taken to prevent discharges of pollutants into the ground water and the environment, Goldcorp may become subject to liability for hazards that it may not be insured against.
     There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. For example, in late 2010, the Argentine Congress approved legislation that restricts mining and other industrial activities in where glaciers are present. In addition, several provincial governments in Argentina have adopted prohibitions on open pit mining. Although such restrictions do not currently affect any of the Corporation’s projects, if legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Corporation operates, there would be a serious and adverse impact on the Corporation’s results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which Goldcorp’s operations rely on the use of cyanide, it would have a significant adverse impact on Goldcorp as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.
Current Global Financial Condition
     Market events and conditions, including the disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions in 2008 and 2009, have caused significant volatility to commodity prices. These conditions also caused a loss of confidence in the broader US and global credit and financial markets and resulting in the collapse, of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These events are illustrative of the effect that events beyond Goldcorp’s control may have on commodity prices, demand for metals, including copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may affect the Corporation’s business.
     Goldcorp is also exposed to liquidity and various counterparty risks including, but not limited to: (i) through financial institutions that hold Goldcorp’s cash; (ii) through companies that have payables to Goldcorp, including concentrate customers; (iii) through Goldcorp’s insurance providers; (iv) through Goldcorp’s lenders; and (v) through companies that have received deposits from Goldcorp for the future delivery of equipment. Goldcorp is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Goldcorp to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Goldcorp. Although economic conditions appear to be continuing to improve following the crisis in 2008 and 2009, if increased levels of volatility and market turmoil occur, Goldcorp’s planned growth could either be adversely or positively impacted and the trading price of Goldcorp’s securities could either be adversely or positively affected.
Exchange Rate Fluctuations
     Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Corporation’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzal, Chilean pesos and Dominican Republic pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. Goldcorp has a risk management policy that includes hedging to reduce the risk associated with currency fluctuations. The Corporation has entered into Canadian dollar and Mexican peso forward purchase contracts subsequent to December 31, 2008 to purchase the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Corporation’s foreign operations expressed in US dollar terms. In accordance with its risk management policy, the Corporation may hedge up to 50% of its annual operating expenditures.
Commodity Hedging
     Currently Goldcorp’s policy is to not hedge future gold sales. Goldcorp currently hedges lead, zinc and copper to manage exposure to fluctuations in those metals.
     There is no assurance that a commodity-hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Although hedging may protect Goldcorp from a decline in the price of the metal being hedged, it may also prevent Goldcorp from benefiting fully from price increases.
Indigenous Peoples
     Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Goldcorp operates in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The Corporation’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of Goldcorp’s projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities. Opposition by indigenous people to the Corporation’s operations may require modification of or preclude operation or development of the Corporation’s projects or may require the Corporation to enter into agreements with indigenous people with respect to the Corporation’s projects. See “Economic and Political Instability in Guatemala,” “Human Rights,” and “Inter-American Commission on Human Rights (Guatemala)” above.
Permitting
     Goldcorp’s operations in Argentina, Canada, the Dominican Republic, Guatemala, Chile, Mexico and the United States are subject to receiving and maintaining permits from appropriate governmental authorities. Although Goldcorp’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, Goldcorp must receive permits from appropriate governmental authorities. There can be no assurance that Goldcorp will continue to hold all permits necessary to develop or continue operating at any particular property.

Climate Change Risks
     Goldcorp acknowledges climate change as an international and community concern. Goldcorp supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. The Corporation is committed to reducing energy consumption and greenhouse gas emissions and it promotes energy efficiency at all of its operations. See “Description of the Business — Environmental Policy”.
     In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, Goldcorp expects this will result in increased costs at some of its operations.
     Goldcorp addresses the physical risks of climate change by ensuring that extreme weather conditions are included in emergency response plans as required.
     Sea level rise: Goldcorp’s operations are not directly threatened by current predictions of sea level rise. All of the Corporation’s operations are located well inland at elevations from 100 metres to 4,000 metres above sea level. However, changes in sea levels could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and personnel to Goldcorp’s operations and products from those operations to world markets.
     Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at the Corporation’s mines. Where appropriate, Goldcorp’s facilities have developed emergency plans for managing extreme weather conditions, however, extended disruptions to supply lines could result in interruption to production.
     Resource shortages: Goldcorp’s facilities depend on regular supplies of consumables (diesel, tires, etc.) and reagents to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, then Goldcorp’s production efficiency is likely to be reduced.
Infrastructure
     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Goldcorp’s business, financial condition and results of operations.
     A key operational risk is the availability of sufficient power and water supplies to support mining operations. Large amounts of power and large volumes of water are used in the extraction and processing of minerals and metals. Certain of Goldcorp’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as water and power at a reasonable cost, cannot be assured. Conversely, other Goldcorp properties are located in areas that have many competing demands for power and water and access to sufficient supplies will need to be negotiated by Goldcorp. Power and water are integral requirements for exploration, development and production facilities on mineral properties.
     Goldcorp’s ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including:
•	global and regional supply and demand;

•	political and economic conditions;

•	problems that can affect local supplies;

•	delivery; and

•	relevant regulatory regimes.

     Even a temporary interruption of power or water could adversely affect an operation. An increase in prices could negatively affect Goldcorp’s business, financial condition and results of operations. Establishing such infrastructure for Goldcorp’s development projects will, in any event, require significant resources, identification of adequate sources of raw materials and supplies and necessary cooperation from national and regional governments, none of which can be assured. There is no guarantee that Goldcorp will secure these power, water and access rights going forward or on reasonable terms.
Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources
     The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Goldcorp’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver, copper, lead or zinc recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
     Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Goldcorp’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Goldcorp’s results of operations and financial condition. See also “Description of the Business — Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources”.
Uncertainty Relating to Inferred Mineral Resources
     Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.
Indebtedness
     As of December 31, 2010, the Corporation had aggregate consolidated indebtedness of approximately $862.5 million. As a result of this indebtedness, the Corporation is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities.
     The Corporation’s indebtedness could have important consequences to the Corporation and the value of the Common Shares, including:
•	limiting the Corporation’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of the Corporation’s growth strategy or other purposes;

•	limiting the Corporation’s ability to use operating cash flow in other areas of the business because a portion of these funds must be indicated to service the debt;

•	increasing the Corporation’s vulnerability to general adverse economic and industry conditions, including increases in interest rates;

•	limiting the Corporation’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and

•	limiting the Corporation’s ability or increasing the costs to refinance indebtedness.

     The terms of the Corporation’s revolving term credit facility and certain debt held by the Corporation’s subsidiaries requires the Corporation and certain of its subsidiaries, with some exceptions, to satisfy various affirmative and negative covenants and to meet financial ratios and tests, including ratios and tests based on leverage, interest coverage and net worth. The covenants under the Corporation’s debt agreements, limit, among other things, the Corporation’s ability to incur indebtedness, make payments on outstanding debt if such payments would cause it to fail to meet financial covenants, create liens on assets, sell assets, make capital expenditures, or engage in mergers or acquisitions.
     Given the restrictions in the Corporation’s debt covenants on these and other activities, the Corporation may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, the Corporation’s assets may not be sufficient to repay such debt in full.
Additional Capital
     The mining, processing, development and exploration of Goldcorp’s properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Goldcorp’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Goldcorp.
Servicing Debt
     The Corporation’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness, depends on the Corporation’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Corporation may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.
Peñasquito Mine Concentrate Transportation and Marketing Risk
     Goldcorp recently announced that the Peñasquito Mine has achieved commercial production. Concentrates containing combinations of gold, silver, lead and zinc will be produced in large quantities at Peñasquito and loaded onto highway road vehicles for transport to in-country smelters or to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. Goldcorp could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, weather conditions and environmental liabilities in the event of an accident or leak. Goldcorp could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse affect on Goldcorp’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Peñasquito Mine’s products will be entered into on acceptable terms or at all.
Litigation
In addition to the litigation brought by Barrick described under “Legal Proceedings and Regulatory Actions”, Goldcorp is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Goldcorp cannot reasonably predict the likelihood or outcome of these actions. Goldcorp does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations of Goldcorp. However, if Goldcorp is unable to resolve these disputes favourably, it may have a material adverse impact on Goldcorp’s financial performance, cash flow and results of operations. See “Legal Proceedings and Regulatory Actions”.
Labour and Employment Matters
     While Goldcorp believes that it has good relations with both its unionized and non-unionized employees, production at Goldcorp’s mining operations is dependent upon the efforts of Goldcorp’s employees. In addition, relations between Goldcorp and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Goldcorp carries on business. Adverse changes in such legislation or in the relationship between Goldcorp with its employees may have a material adverse effect on Goldcorp’s business, results of operations and financial condition.
Land Title
     Although the title to the properties owned and proposed to be acquired by Goldcorp were reviewed by or on behalf of Goldcorp, no formal title opinions were delivered to Goldcorp and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Goldcorp’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Goldcorp has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Goldcorp’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Goldcorp may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
     Portions of Goldcorp’s mineral reserves come from unpatented mining claims in the United States. There is a risk that any of Goldcorp’s unpatented mining claims could be determined to be invalid, in which case Goldcorp could lose the right to mine mineral reserves contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the General Mining Law of 1872. Unpatented mining claims are unique United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law of 1872. Unpatented mining claims are always subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.
     In recent years, the United States Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such legislation, among other things, could impose royalties on gold production from unpatented mining claims located on United States federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse affect on Goldcorp’s cash flow, results of operations and financial condition.
Insurance and Uninsured Risks
     Goldcorp’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Goldcorp’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

     Although Goldcorp maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Goldcorp may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Goldcorp or to other companies in the mining industry on acceptable terms. Goldcorp might also become subject to liability for pollution or other hazards which may not be insured against or which Goldcorp may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Goldcorp to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Joint Ventures
     Goldcorp holds an indirect 37 1/2% interest in the Alumbrera Mine, the other 12.5% and 50% interests being held indirectly by Yamana and Xstrata, respectively. Goldcorp holds an indirect 40% interest in the Pueblo Viejo Project, an indirect 66⅔% interest in the Marigold Mine and an indirect 40% interest in the Dee/South Arturo Project, the remaining interest in each of these properties being held indirectly by Barrick. Goldcorp’s interest in these properties is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Goldcorp’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Goldcorp’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.
Share Prices of Investments
     Goldcorp’s investments in securities of other public companies (including its investments in Tahoe, Primero and Thompson Creek) are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond Goldcorp’s control, including, quarterly variations in the subject companies’ results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. Such market fluctuations could adversely affect the market price of Goldcorp’s investments and the value Goldcorp could realize on such investments.
Subsidiaries
     Goldcorp is a holding company that conducts operations through Canadian and foreign (Antiguan, Argentinean, Barbadian, Bermudian, Cayman Island, Guatemalan, Honduran, Chilean, Mexican, Swiss and American) subsidiaries, joint ventures and divisions, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Goldcorp’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Goldcorp’s valuation and stock price.
Market Price of the Corporation’s Securities
     The Common Shares and the common share purchase warrants of the Corporation (the “Warrants”) are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of the Common Shares and the Warrants are also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.
     As a result of any of these factors, the market price of the Common Shares and the Warrants at any given point in time may not accurately reflect Goldcorp’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Goldcorp may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Key Executives
     Goldcorp is dependent on the services of key executives, including its President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and a small number of highly skilled and experienced executives and personnel. The loss of these persons or Goldcorp’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.
Conflicts of Interest
     Certain of the directors and officers of Goldcorp also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Goldcorp will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Goldcorp and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.
Conversion of the Notes
     The conversion of some or all of the Notes may dilute the ownership interests of existing shareholders. Any sales in the public market of any of the Common Shares issuable upon such conversion could adversely affect prevailing market prices of the Common Shares. In addition, the anticipated conversion of the Notes into Common Shares or a combination of cash and Common Shares could depress the price of the Common Shares.
DIVIDENDS
     During the financial years ended December 31, 2009 and 2008, and the 10 months ended October 31, 2010, the Corporation paid monthly dividends to shareholders in the amount of $0.015 per Common Share. On October 27, 2010, the Corporation announced that the Board of Directors authorized an increase in the annual dividend to $0.36 per Common Share, an increase of 100%, payable as a monthly dividend of $0.03 per Common Share. The increased monthly dividend of $0.03 per Common Share commenced for shareholders of record as of November 12, 2010. On February 24, 2011, Goldcorp announced an 11% increase in the annual dividend to $0.408 per Common Share. The increased monthly dividend of $0.034 per Common Share commenced for shareholders of record as of March 17, 2011.
     Although Goldcorp expects to continue paying an annual cash dividend, the timing and the amount of the dividends to be paid by Goldcorp will be determined by the Board of Directors of Goldcorp from time to time based upon, among other things, cash flow, the results of operations and financial condition of Goldcorp and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Goldcorp considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE
     The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of March 30, 2011, 798,687,283 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
TRADING PRICE AND VOLUME
Common Shares
     The Common Shares are listed and posted for trading on the NYSE under the symbol “GG” and on the TSX under the symbol “G”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2010	44.91	36.24	52,018,027
February 2010	41.28	35.12	57,485,862
March 2010	42.00	37.34	60,982,706
April 2010	44.61	38.12	56,001,221
May 2010	48.18	42.59	70,351,407
June 2010	47.87	43.46	58,586,167
July 2010	44.97	39.44	48,825,298
August 2010	48.18	39.76	51,568,187
September 2010	47.28	42.35	65,315,952
October 2010	46.09	42.43	57,726,336
November 2010	48.96	44.15	53,304,254
December 2010	48.50	44.72	64,585,271
     The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2010 was C$45.88 and on March 30, 2011 was C$48.09.

Warrants
     The Warrants are listed and posted for trading on the NYSE under the symbol “GGWS” and on the TSX under the symbol “G.WT.G”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2010	7.99	4.16	271,591
February 2010	5.95	3.85	238,928
March 2010	5.94	4.40	111,192
April 2010	6.12	4.26	159,060
May 2010	7.95	5.38	153,469
June 2010	7.31	5.27	326,747
July 2010	6.17	4.10	273,567
August 2010	6.60	4.10	262,608
September 2010	6.16	4.42	372,091
October 2010	5.60	3.83	633,457
November 2010	5.89	4.49	451,872
December 2010	5.40	3.55	544,423
     The price of the Warrants as quoted by the TSX at the close of business on December 31, 2010 was C$3.85 and on March 30, 2011 was C$3.56.

DIRECTORS AND OFFICERS
     The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an executive officer of the Corporation.

Name,
Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Ian W. Telfer British Columbia, Canada	Chairman of the Board and a Director (director since February 2005)	Chairman of the Board of Goldcorp

Douglas M. Holtby (1)(3) British Columbia, Canada	Vice Chairman of the Board and Lead Director (director since February 2005)	President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)

Charles A. Jeannes British Columbia, Canada	President, Chief Executive Officer and a Director (director since May 2009)	President and Chief Executive Officer of Goldcorp

John P. Bell (3)(4) British Columbia, Canada	Director since February 2005	Independent Director

Lawrence I. Bell (1)(2) British Columbia, Canada	Director since February 2005	Independent Director

Beverley A. Briscoe (1)(4) British Columbia, Canada	Director since April 2006	President of Briscoe Management Limited

Peter J. Dey (2)(3) Ontario, Canada	Director since June 2006	Chairman of Paradigm Capital Inc.

P. Randy Reifel (2) (4) British Columbia, Canada	Director since November 2006	President of Chesapeake Gold Corp.

A. Dan Rovig (2)(4) Nevada, United States	Director since November 2006	Independent Consultant

Kenneth F. Williamson (1)(3) Ontario, Canada	Director since November 2006	Independent Consultant

David Deisley British Columbia, Canada	Executive Vice President, Corporate Affairs and General Counsel	Executive Vice President, Corporate Affairs and General Counsel of Goldcorp

Lindsay A. Hall British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Goldcorp

Timo Jauristo British Columbia, Canada	Executive Vice President, Corporate Development	Executive Vice President, Corporate Development of Goldcorp

Steve P. Reid British Columbia, Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Goldcorp

Gerard Atkinson British Columbia, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of Goldcorp

George Burns Ontario, Canada	Senior Vice President, Canada and United States	Senior Vice President, Canada and United States of Goldcorp

Name,
Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Barry Olson Washington, United States	Senior Vice President, Project Development	Senior Vice President, Project Development of Goldcorp

Charles Ronkos Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of Goldcorp

Colette Rustad British Columbia, Canada	Senior Vice President, Controller	Senior Vice President, Controller of Goldcorp

Mark A. Ruus British Columbia, Canada	Senior Vice President, Tax	Senior Vice President, Tax of Goldcorp

Cheryl A. Sedestrom Nevada, United States	Senior Vice President, Metals Marketing	Senior Vice President, Metals Marketing of Goldcorp

John Allan British Columbia, Canada	Vice President, Sustainable Development	Vice President, Sustainable Development of Goldcorp

Dina Aloi Ontario, Canada	Vice President, Corporate Social Responsibility	Vice President, Corporate Social Responsibility of Goldcorp

Brent Bergeron Ontario, Canada	Vice President, Corporate Affairs	Vice President, Corporate Affairs of Goldcorp

Kathy Chan British Columbia, Canada	Vice President, Assistant Controller	Vice President, Assistant Controller of Goldcorp

Frank Crema British Columbia, Canada	Vice President, Treasurer	Vice President, Treasurer of Goldcorp

Paul Farrow Ontario, Canada	Vice President, Safety and Health	Vice President, Safety and Health of Goldcorp

Salvador Garcia Mexico, Mexico	Vice President, Mexico	Vice President, Mexico of Goldcorp

Rohan Hazelton British Columbia, Canada	Vice President, Finance	Vice President, Finance of Goldcorp

Mark Olson British Columbia, Canada	Vice President, Information Technology	Vice President, Information Technology of Goldcorp

David Parsons British Columbia, Canada	Vice President, Insurance	Vice President, Insurance of Goldcorp

Anna M. Tudela British Columbia, Canada	Vice President, Regulatory Affairs and Corporate Secretary	Vice President, Regulatory Affairs and Corporate Secretary of Goldcorp

Eduardo Villacorta Guatemala City, Guatemala	Vice President, Central and South America	Vice President, Central and South America of Goldcorp

Jeff Wilhoit British Columbia, Canada	Vice President, Investor Relations	Vice President, Investor Relations of Goldcorp

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Sustainability, Environment, Health and Safety Committee.

     The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.
     Ian W. Telfer — Chairman of the Board and Director. Mr. Telfer was appointed Chairman of the Board of the Corporation effective November 15, 2006 and was appointed Chairman of the World Gold Council in December 2009. Prior thereto, he was President and Chief Executive Officer of the Corporation since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (“Wheaton River”) prior to such time since September 2001. Mr. Telfer has over 25 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer’s wealth of management, leadership and business skills from his professional experience described above, combined with an in-depth institutional knowledge of the Corporation’s business resulting from his prior role as President and Chief Executive Officer and extensive experience in the mining industry, provide a direct benefit to both the functionality of the Board and to Goldcorp’s shareholders.
     Douglas M. Holtby — Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Corporation. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees.
     Charles A. Jeannes — President, Chief Executive Officer and Director. Mr. Jeannes was appointed President and Chief Executive Officer of the Corporation effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Corporation from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1982 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Corporation’s business to his role as a Member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspect of the management of the Corporation.
     John P. Bell — Director. Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and to Brazil. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit board of directors. Mr. Bell is also an independent director of Tahoe Resources Inc. and Taiga Building Products Ltd. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Corporation’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance Goldcorp’s ability to improve and build upon the Corporation’s environmental and corporate social responsibility policies and activities.

     Lawrence I. Bell — Director. Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director Capstone Mining Corp., of International Forest Products Limited, Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University. The Board benefits from Mr. Bell’s extensive financial expertise, his public company experience, his public sector service and experience, and his knowledge of public policy issues.
     Beverley A. Briscoe — Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Corporation with respect to the issues overseen by the Corporation’s Audit Committee. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards.
     Peter J. Dey — Director. Mr. Dey is a well known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Coventree Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets, provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Corporation with a significant and enhanced perspective on governance issues.
     P. Randy Reifel — Director. Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management.
     A. Dan Rovig — Director. Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a Bachelor of Science in Mining Engineering, a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology and a Doctor of Science (honoris causa) from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada. In

2008, Mr. Rovig was recognized as a Legion of Honor Member by the Society of Mining, Metallurgy and Exploration. In December 2001, he was elected to the American Mining Hall of Fame and in May 1995 he received the Gold Medallion Award at Montana Tech of the University of Montana. Mr. Rovig’s extensive experience and recognized standing in the mining industry, as well as his significant operations and management experience and in-depth technical knowledge of Goldcorp’s mining operations, provides valuable insight and perspective to both the Board and management.
     Kenneth F. Williamson — Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.
     David L. Deisley — Executive Vice President, Corporate Affairs and General Counse of Goldcorp. Mr. Deisley joined Goldcorp in September 2007 as Vice President, General Counsel. On July 8, 2010, Mr. Deisley was appointed Executive Vice President, Corporate Affairs and General Counsel of Goldcorp. Previously, he served as regional general counsel for Barrick Gold Corporation’s North America Region in Salt Lake City, Utah. Mr. Deisley was also based in Santiago, Chile for three years working with Barrick on its Pascua Lama and Veladero projects. Prior to joining Barrick, he was a shareholder at Parsons Behle & Latimer where he served as a member and chair of the firm’s Natural Resources practice. He has presented a number of papers at Rocky Mountain Mineral Law Foundation annual and special institutes and MALRI seminars on various mining topics. He obtained his Juris Doctor from the University of Utah College of Law and his Bachelor of Arts from Brown University. Mr. Deisley has over 25 years experience in the mining industry in North and South America.
     Lindsay A. Hall — Executive Vice President and Chief Financial Officer. Mr. Hall was appointed Executive Vice President and Chief Financial Officer of Goldcorp on April 19, 2006. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation. Mr. Hall has a Bachelor of Arts in Economics and a Bachelor of Commerce (Honours) from the University of Manitoba.
     Timo Jauristo — Executive Vice President, Corporate Development. Mr. Jauristo was appointed Vice President, Corporate Development of the Corporation effective June 16, 2009. On July 8, 2010, Mr. Jauristo was appointed Executive Vice President, Corporate Development of Goldcorp. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. He spent 15 years with Placer Dome in various operating and corporate roles in exploration in Australia and Asia and in business development. Mr. Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Between leaving Placer Dome in 2005 and joining Goldcorp in 2009, Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. from November 2006 to May 2009 and was the Chief Executive Officer of Southwestern Resources Corp. from September 2007 to May 2009, both junior mining companies with exploration and development assets mostly in Peru.
     Steve P. Reid — Executive Vice President and Chief Operating Officer. Mr. Reid was appointed Chief Operating Officer of the Corporation effective January 1, 2007 and, prior thereto, Executive Vice President, Canada and USA effective concurrently with the completion of the acquisition of Placer Dome (CLA) Limited. Mr. Reid is a mining engineer with 30 years of extensive international experience in both the operating and business aspects of the mining industry. Prior to joining Goldcorp, he worked for Placer Dome as the Country Manager for the Canadian operations. He spent a total of 13 years working for Placer Dome, holding numerous corporate, mine management and operating roles worldwide. Mr. Reid has also worked in leadership positions for Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia.

     Gerard Atkinson — Senior Vice President, Human Resources. Mr. Atkinson joined the Corporation in May 2006 and was appointed Vice President, Human Resources, Corporate and Canada of the Corporation effective May 2, 2007. On July 8, 2010, Mr. Atkinson was appointed Senior Vice President, Human Resources of Goldcorp. Mr. Atkinson has 20 years experience in senior human resources roles in the mining industry and in the oil and gas industry with Duke Energy Gas Transmission and Trans Canada Pipelines. Mr. Atkinson holds a Bachelor of Commerce degree from the University of Durham in England.
     George Burns — Senior Vice President, Canada and United States. Mr. Burns was appointed Vice President, Canada and United States of the Corporation effective August 8, 2007. On July 8, 2010, Mr. Burns was appointed Senior Vice President, Canada and United States of Goldcorp. Mr. Burns has over 31 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining the Corporation, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco, including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with the Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.
     Barry Olson — Senior Vice President, Project Development. Mr. Olson was appointed Vice President, Project Development on October 30, 2008. On July 8, 2010, Mr. Olson was appointed Senior Vice President, Project Development of Goldcorp. Prior thereto, he served as the Vice President, Chief Operating Officer, Luismin, Mexico from May 2007 to October 2008. From August 2006 until the completion of the acquisition of Glamis, Mr. Olson was Vice President, Director, Mexican Operations of Glamis. He has a Bachelor of Science degree in Metallurgical Engineering and a Masters of Science degree in Mining Engineering from the University of Idaho. Prior to joining Glamis, from 2001 to August 2006, Mr. Olson was Vice President, General Manager for Coeur d’Alene Mines Corp. at its Rochester mine and Senior Vice President, Operations for mines in Chile and Argentina. Mr. Olson has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina.
     Charles Ronkos — Senior Vice President, Exploration. Mr. Ronkos was appointed Vice President, Exploration of the Corporation effective January 1, 2007. On July 8, 2010, Mr. Ronkos was appointed Senior Vice President, Exploration of Goldcorp. From 1999 until the completion of the acquisition of Glamis, Mr. Ronkos worked most recently as Vice President, Exploration of Glamis. He was employed with Glamis since 1992, seven of those years with Rayrock Resources Inc. prior to its acquisition by Glamis. He holds a Bachelor of Arts degree from the Wittenberg University and graduated from the University of Nevada with a Master of Science degree in 1981. His 32 year career includes assignments with Rio Algom, Battle Mountain Gold, Pegasus, Hecla and Cordex.
     Colette Rustad — Senior Vice President, Corporate Controller. Ms. Rustad was appointed Vice President, Corporate Controller of the Corporation effective May 2, 2007. On July 8, 2010, Ms. Rustad was appointed Senior Vice President, Corporate Controller of Goldcorp. Ms. Rustad has over 20 years experience as an international finance professional in the mining/resource/finance industries. During her 11 year tenure at Placer Dome, she held senior leadership positions that included Vice President, Chief Financial Officer, Africa, based in Johannesburg; Director, Global Audit Services and Treasurer, North America. During her eight year tenure at Ernst & Young, Toronto, she specialized in both audit and tax in the financial institution and resources industries. She is a member of the Institute of Chartered Accountants of Ontario and British Columbia; completed the Advanced Management Program, the Wharton Business School, at the University of Pennsylvania; and has a Bachelor of Commerce degree from the University of Calgary.
     Mark A. Ruus — Senior Vice President, Tax. Mr. Ruus was appointed Vice President, Tax of the Corporation effective November 15, 2006, having joined the Corporation in July 2006. On July 8, 2010, Mr. Ruus was appointed Senior Vice President, Tax of Goldcorp. He is responsible for global tax planning, tax-related support of corporate development and finance activities and tax compliance. Before joining the Corporation, Mr. Ruus was Vice President, Taxation for Placer Dome where he played leading tax roles for 10 years. Prior to this he spent 14 years with Price Waterhouse (pre-merger with Coopers & Lybrand) servicing primarily international resource companies. Mr. Ruus is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Calgary.

     Cheryl A. Sedestrom — Senior Vice President, Metals Marketing. Ms. Sedestrom was appointed Senior Vice President, Metal Markeing of Goldcorp on July 8, 2010. From May 2008 to July 2010 she served as Vice President, Metals Marketing and prior to that as Vice President, Risk Management from January 1, 2007. From 2000 until the completion of the acquisition of Glamis, Ms. Sedestrom served as Vice President, Finance, Chief Financial Officer and Treasurer of Glamis. Ms. Sedestrom has over 25 years of experience in the mining and financial industries with Glamis, Goldman Sachs & Co. and others. Ms. Sedestrom is a Certified Public Accountant and holds a M.B.A. in accounting as well as a B.A. in political science, both from the University of Michigan. .
     John Allan — Vice President, Sustainable Development. Mr. Allan was appointed Vice President, Sustainable Development of the Corporation effective March 7, 2007. Mr. Allan is an environmental scientist with 28 years experience in various environmental roles in the mining industry. Prior to joining the Corporation, he held the position of Group Manager, Environment with Newcrest Mining Limited for a period of eight years. He has held senior environmental roles with RGC Limited and Rio Tinto, being responsible for environmental performance of operations in Australia, South East Asia and North America.
     Dina Aloi — Vice President, Corporate Social Responsibility. Ms. Aloi was appointed Vice President, Corporate Social Responsibility of the Corporation effective March 16, 2009. Prior to joining Goldcorp, Ms. Aloi was the Global Director of the Social Impact Management practice at Hatch Ltd., a major engineering consulting firm since January 2006. From January 2005 to January 2006, Ms. Aloi was an independent international development consultant, following 15 years of service with non-governmental organizations focused on development, war zones, displaced populations and child soldiers. Ms. Aloi holds a Bachelor of Arts in Rural Sociology from Cornell University, a Master of Arts in Social Anthropology and a Graduate Diploma in Refugee and Migration Studies from York University.
     Brent Bergeron — Vice President, Corporate Affairs. Mr. Bergeron has 20 years of international and government relations experience in many sectors such as government software, broadcasting, telecommunications and utilities. From June 2009 April until October 2010, Mr. Bergeron was employed by Harris Computer Systems Inc., the Advanced Utility Division, as Vice President of Business and Strategic Development. Prior to this position, Mr. Bergeron held progressively senior positions at various companies in Canada and Mexico where he was responsible for government relation and business development activities in Latin America, Africa, Europe and Asia. Mr. Bergeron has a Bachelor of Arts (Economics) and Master of Arts (Economics) degree from Carleton University.
     Kathy Chan — Vice President, Assistant Controller. Ms. Chan was appointed Vice President, Assistant Controller of the Corporation effective May 19, 2010. Prior to joining the Corporation, Ms. Chan was employed by Impact Financial Management Inc. and provided financial and management consulting services in the capacity of controller and corporate secretary for several resource companies including Gold Wheaton Gold Corp. (TSX), Calyjeso Uranium Corp., Thor Exploration Ltd., and Cap-Link Ventures Ltd. (listed on the TSX Venture Exchange) from February 2007 to April 2010. From July 2006 to February 2007, Ms. Chan served as the Senior Manager of Financial Reporting with the British Columbia Transmission Corporation. Over a period of eleven years, Ms. Chan has held various financial reporting positions at Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), ultimately as Director of Financial reporting. Ms. Chan is a Chartered Accountant and holds a Bachelor of Business Administration from Simon Fraser University.
     Frank Crema — Vice President, Treasurer. Mr. Crema was appointed Vice President, Treasurer of the Corporation effective April 28, 2010. He has over twenty years experience as an accountant and international finance professional in the mining industry. Mr. Crema joined Goldcorp’s finance department on May 15, 2006 as its Assistant Treasurer. During his eighteen year career with Placer Dome, he held various accounting positions within the parent company. This time was followed by a number of treasury positions of increasing responsibility over the last twelve years with two Placer Dome subsidiaries culminating with the position of Senior Treasury Analyst with the parent company. Mr. Crema is a member of Certified General Accountants of British Columbia (1986) and a graduate of the University of British Columbia Commerce undergraduate program (1982).

     Paul Farrow — Vice President, Safety and Health. Mr. Farrow joined Goldcorp as Director of Safety in 2007. He is currently Vice President, Safety and Health. Prior to joining Goldcorp, Mr. Farrow was a principal with Environmental Resources Management in Toronto (since 2004). He has over 25 years experience in the safety, health and environmental fields as well as a background in management consulting.
     Salvador Garcia — Vice President, Mexico. Mr. Garcia was appointed Vice President, Mexico on May 20, 2008. Since February 2007 he has held the role as Director of Goldcorp Mexico and was Director General for the Mexico region until May 2008. Mr. Garcia has held several positions at Luismin since 1986, including Mine Supervisor at San Dimas District, Mine Superintendent, Assistant Manager, and San Dimas Manager. Prior to this, he worked as Chief Mine Production in San Martin gold mine, Zacatecas for Industrial Minera Mexico (Grupo Mexico) until 1985. He received his Bachelor of Science in Mining Engineering from the University of Guanajuato in 1978. Mr. Garcia is a member of the Mexican Mining Engineers, Metallurgists and Geologists Association and a member of the Board of the Mexican Mining Chamber.
     Rohan Hazelton — Vice President, Finance. Mr. Hazelton was appointed Vice President, Finance of the Corporation effective November 15, 2006 and, prior thereto, he was Corporate Controller of the Corporation since March 17, 2005. Mr. Hazelton joined Wheaton in November 2002 and became Corporate Controller of Wheaton in October 2004. Prior to joining Wheaton, he worked at Arthur Andersen. He is a Chartered Accountant and holds a Bachelor of Arts degree in math and economics from Harvard University.
     Mark Olson — Vice President, Information Technology. Mr. Olson joined the Corporation in March 2006 and was appointed Vice President, Information Technology of the Corporation effective May 2, 2007. Mr. Olson is responsible for providing strategic direction, guidance and leadership in the area of information technology to all of Goldcorp’s operations. Prior to joining the Corporation, he spent seven years with Deloitte & Touche LLP in an information technology consulting role, and 10 years with Teck Cominco Limited as a mine controller where his responsibilities included information technology at specific mine sites.
     David Parsons — Vice President, Insurance. Mr. Parsons is currently Vice President, Insurance of the Corporation. Prior to such appointment in 2010, from October 2004 to 2010, he was Director, Corporate Services and Financial Analysis. Since 2001, he was employed by Wheaton River and served as Controller until October 2004. Mr. Parsons was directly involved in the acquisitions by Wheaton River and the subsequent merger with Goldcorp in 2005. He holds a Bachelor of Arts degree from the University of British Columbia and is a Certified General Accountant with over 25 years experience in the gold mining industry, having served in the roles of Controller, Chief Financial Officer and Director of public companies.
     Anna M. Tudela — Vice President, Regulatory Affairs and Corporate Secretary. Ms. Tudela was appointed Vice President, Regulatory Affairs on May 20, 2008. Prior thereto, she served as Director, Regulatory Compliance from August 2007 to May 2008, was appointed Corporate Secretary on May 2, 2007 and served as Director, Legal and Assistant Corporate Secretary from August 15, 2005 to May 2, 2007. Ms. Tudela has more than 20 years of experience in the securities and corporate finance areas. She is a member of the Member of the Canadian Society of Corporate Secretaries, the Institute of Corporate Directors, the British Columbia and Yukon Chamber of Mines, Forum for Women Entrepreneur, the Rocky Mountain Mineral Foundation and a member of Women on Board. Prior to joining Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis LLP. Ms. Tudela was Corporate Secretary of Diamond Fields Resources Inc. from 1995 to 1996 and Director, Legal and Assistant Corporate Secretary of Silver Wheaton from July 2005 to October 2007.
     Eduardo Villacorta — Vice President, Central and South America. Mr. Villacorta was appointed Vice President, Central and South America effective December 1, 2009. Mr. Villacorta has been involved with Goldcorp’s Central American businesses at Marlin, the San Martín gold mine and Cerro Blanco for more than nine years. He went to law school at the National University of Honduras, with an emphasis on corporate law and has taken several training programs on management and negotiations. As a member of Abogados y Asesores Corporativos S.A.C., a law firm in Honduras, he worked for several mining companies in the country, one of them being Glamis which he joined in 2001 as General Manager of the San Martín gold mine. Prior to his actual position, Mr. Villacorta was the Executive Director for the region

     Jeffrey Wilhoit — Vice President, Investor Relations. Mr. Wilhoit was appointed Vice President, Investor Relations of the Corporation effective January 1, 2007. From November 2005 until the completion of the acquisition of Glamis, Mr. Wilhoit served as Director, Investor Relations of Glamis. Prior thereto, from November 1996 to November 2005, Mr. Wilhoit served as Vice President of the Financial Relations Board, an investor relations consulting company based in Chicago, Illinois.
     Directors are elected at each annual meeting of Goldcorp’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.
     As at March 30, 2011, the directors and executive officers of Goldcorp, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,294,786 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Goldcorp as a group is based upon information furnished by the directors and executive officers.
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
     No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
     No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially control of the Corporation, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian W. Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001 and Peter J. Dey, who ceased to be a director of the Chicago Sun Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Bankruptcy on March 31, 2009; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
     No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
     To the best of Goldcorp’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Goldcorp and any director or officer of Goldcorp, except that certain of the directors and officers serve as directors and officers of other public companies, specifically Silver Wheaton Corp. and Uranium One Inc., and therefore it is possible that a conflict may arise between their duties as a director or officer of Goldcorp and their duties as a director or officer of such other companies. See “Risk Factors — Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
     On January 13, 2010, the Corporation received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against the Corporation, New Gold, and their affiliated subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of Xstrata Chile’s interest in the El Morro Project, as described above under the heading “General Development of the Business — Acquisition of 70% Interest in El Morro Project”. Among the relief requested by Barrick is that the El Morro Project be held in trust for the benefit of Barrick. On February 26, 2010, Barrick delivered a motion seeking leave to amend its statement of claim to add Xstrata Chile, Xstrata Canada and El Morro as defendants. In the amended statement of claim, Barrick asserts additional claims against Xstrata Chile for breach of the Barrick sale agreement and breach of the duty of good faith in the performance of its contractual obligations and adds Xstrata Canada as a defendant to the existing tort claims. All parties have now agreed to have all claims related to the acquisition of the Xstrata interest heard by the Ontario Courts, including the Supreme Court of Canada. Xstrata has filed a counterclaim against Barrick seeking damages in the amount of at least $60 million. A tentative case management schedule established as part of the parties’ agreement contemplates a three-week trial of the matter to be held in June or July 2011. Goldcorp is confident that it has acted lawfully and appropriately in all aspects of this transaction and intends to defend itself against the claim.
     In addition to the litigation brought by Barrick described above, the Corporation is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Corporation cannot reasonably predict the likelihood or outcome of these actions. Goldcorp does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations of the Corporation.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     Other than as described below and elsewhere in this annual information form, since January 1, 2008, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.
     In February 2008, the Corporation completed the sale of its 108 million common shares of Silver Wheaton for aggregate gross proceeds to the Corporation of C$1.566 billion. This represented the sale of all of the Corporation’s remaining interest in Silver Wheaton. Each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Corporation and Silver Wheaton. See “General Development of the Business — Sale of Remaining Silver Wheaton Shares” for further details.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.
     The warrant agent for the Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Warrants in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

MATERIAL CONTRACTS
     The only material contracts entered into by the Corporation within the financial year ended December 31, 2010 or before such time that is still in effect, other than in the ordinary course of business, are the following:
1.	the $1.5 billion credit facility, available under the Corporation’s profile at www.sedar.com;

2.	the purchase agreement dated June 1, 2009 between the Corporation and J.P. Morgan Securities Inc., as representative of several initial purchasers, in connection with the sale of the Notes, available under the Corporation’s profile at www.sedar.com; and

3.	the merger implementation agreement dated September 3, 2010 between the Corporation and Andean whereby Goldcorp acquired, through a scheme of arrangement under Australian law, all of the outstanding shares of Andean, available under the Corporation’s profile at www.sedar.com.
INTERESTS OF EXPERTS
     The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Corporation’s mineral projects on a property material to the Corporation as of December 31, 2010 set out opposite their name(s) and contained in this annual information form:

Mineral Property	Qualified Person(s)

Red Lake Gold Mines	Stephane Blais, P.Eng. at Red Lake Gold Mines (Mineral Reserves) Chris Osiowy, P.Geo. at Red Lake Gold Mines (Mineral Resources)

Peñasquito Mine	Peter Nahan, AusIMM., Senior Evaluation Engineer for Goldcorp, (Mineral Reserves) Guillermo Pareja, P.Geo., Manager Resource Evaluation for Goldcorp (Mineral Resources)

Marlin Mine	Andrew S. Tripp, P.Eng., Chief Engineer, Marlin Mine

Pueblo Viejo Project	Herbert A. Smith, P.Eng., Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd. (Mineral Reserves)
Patrick Stephenson, P.Geo., Principal Geologist, Regional Manager and Director, AMC Mining Consultants (Canada) Ltd. (Mineral Resources)

Cerro Negro Project	Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp (Mineral Reserves) Maryse Belanger, P. Geo, Director Technical Services, Goldcor (Mineral Resources)
     The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s mineral projects on a property material to the Corporation contained in this annual information form has been derived:
1.	Red Lake Gold Mines — Stephane Blais, P.Eng., Chief Engineer, Goldcorp Canada Ltd., Chris Osiowy, P.Geo., Chief Mine Geologist, Goldcorp Canada Ltd. and Ian Glazier, P. Eng., Mill Manager, Red Lake Gold Mines, prepared a technical report in accordance with NI 43-101 entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” (the “Red Lake Report”) dated March 14, 2011 as amended March 30, 2011.

2.	Peñasquito Mine — Guillermo Pareja, P.Geo., Manager Resource Evaluation for Goldcorp, Peter Nahan, AusIMM., Senior Evaluation Engineer for Goldcorp and Maryse Belanger, P.Geo., Director Technical Services for Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011.

3.	Marlin Mine — Andrew S. Tripp, P.Eng., Chief Engineer, Marlin Mine, prepared a report in accordance with NI 43-101 for Glamis entitled “Goldcorp Inc., Marlin Gold Operation, Guatemala, NI 43-101 Technical Report” dated March 21, 2011.

4.	Pueblo Viejo Project — Herbert A. Smith, P.Eng., Principal Mining Engineer, AMC and Patrick R. Stephenson, P.Geo., Principal Geologist, Regional Manager and Director, AMC, prepared a report in accordance with NI 43-101 for Goldcorp entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report” dated March 29, 2011.

5.	Cerro Negro Project — Maryse Belanger, P. Geo., Director Technical Services, Goldcorp, Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp and David Brimage, M.AusIMM., Manager Process and Studies, Ausenco Solutions Canada Inc., prepared a technical report in accordance with NI 43-101 entitled “Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report” dated March 26, 2011.
     Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of the Business — Mineral Properties”.
     Each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.
     None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Dean Crick, Stephane Blais, Anthony Stechishen, Chris Osiowy and Andrew S. Tripp who are each currently employed by Goldcorp or one of its subsidiaries.
     Deloitte & Touche LLP are the independent registered chartered accountants of the Corporation.
AUDIT COMMITTEE
     The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing the Corporation’s annual audited consolidated financial statements, unaudited interim consolidated financial statements and management’s discussion and analysis of financial results of operations for both annual and interim consolidated financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.
     The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.
     The members of the Corporation’s current Audit Committee are Beverley Briscoe (Chair), Lawrence I. Bell, Douglas Holtby and Kenneth F. Williamson. Each of Ms. Briscoe and Messrs. Bell, Holtby and Williamson are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.
     The Audit Committee met 4 times in 2010. Each of Beverley A. Briscoe (Chair) Lawrence I. Bell, Douglas Holtby were present at all 4 meetings. Kenneth F. Williamson was present at 3 of the 4 meetings.
Relevant Education and Experience
     Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Beverley A. Briscoe — Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Inc. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Corporation with respect to the issues overseen by the Corporation’s Audit Committee. On March 2, 2011 Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards.
Lawrence I. Bell — Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director Capstone Mining Corp., of International Forest Products Limited, Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University. The Board benefits from Mr. Bell’s extensive financial expertise, his public company experience, his public sector service and experience, and his knowledge of public policy issues.
Douglas M. Holtby — Vice Chairman of the Board and Lead Director. Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Corporation. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees.
Kenneth F. Williamson — Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.

Pre-Approval Policies and Procedures
     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s independent registered chartered accountants. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
Audit Fees
     The aggregate audit fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2010 were $6,086,942 (for the financial year ended December 31, 2009 — $5,502,300).
Audit-Related Fees
     The aggregate audit-related fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2010 were $517,510 (for the financial year ended December 31, 2009 — $401,000).
Tax Fees
     The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2010 were $404,824 (for the financial year ended December 31, 2009 — $483,800).
All Other Fees
     The aggregate non-audit fees billed by the Corporation’s independent registered chartered accountants for the financial year ended December 31, 2010 were $5,146 (for the financial year ended December 31, 2009 — $Nil).
Auditor Partner Rotation
     As a registrant with the United States Securities and Exchange Commission, the signing Deloitte audit partner and the engagement quality control partner cannot serve in those roles on the Goldcorp audit team for more than five consecutive years. Deloitte audit partners of Goldcorp subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of Goldcorp’s respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.
ADDITIONAL INFORMATION
     Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; on the United States Securities and Exchange Commission website at www.sec.gov; or on Goldcorp’s website at www.goldcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Corporation dated March 28, 2011 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2010.

SCHEDULE “A”
GOLDCORP INC.
AUDIT COMMITTEE CHARTER
I.	PURPOSE

The Audit Committee (“Audit Committee” or “Committee”) is a committee of the Board of Directors (the “Board”) of Goldcorp Inc. (“Goldcorp” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:
A.	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.	recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.
II.	COMPOSITION AND OPERATIONS
A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in item 31(vii) of Tab A-6, Board Guidelines.

B.	The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines (Tab A-6).

C.	In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.	All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.	If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.	The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.	The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.	As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.	Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.
III.	RESPONSIBILITIES AND DUTIES
To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

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D.	Documents/Reports Review
i)	Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)	Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Non-Executive Board Chair and CEO quarterly.

vi)	Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.
E.	Independent Auditor
i)	Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)	Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:
a)	The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

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b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.
v)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)	Review the relationship of non-audit fees to audit fees paid to the independent Auditor, to ensure that auditor independence is maintained.

vii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)	At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)	Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)	Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

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h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.
xiii)	Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.
F.	Internal Audit
i)	The audit committee’s understanding and approval of the annual internal audit plan;

ii)	Structuring the internal audit function to promote operational independence;

iii)	Establishing a direct line of communication between the head of internal audit and the audit committee;

iv)	Instituting appropriate communication and reporting lines between the internal auditors and management; and

v)	Holding regular meetings between the head of internal audit and the audit committee.
G.	Financial Reporting Processes
i)	In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.
H.	Process Improvement
i)	Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

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iv)	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)	Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.
I.	Ethical and Legal Compliance
i)	Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)	Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.
J.	Risk Management
i)	Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

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K.	General
i)	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)	Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

v)	Conduct a Committee annual self-evaluation and report to the Board of Directors.
IV.	ACCOUNTABILITY
A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

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